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As Filed with the Securities and Exchange Commission on October 5, 2001

Registration Statement No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

SAXON CAPITAL, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	6162	54-2036376
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Code Number)	(I.R.S. Employer Identification Number)

4880 Cox Road
Glen Allen, Virginia 23060
(804) 967-7400
(Address and telephone number of issuer's principal executive offices)

Agent for Service:	Copy to:
Michael L. Sawyer Chief Executive Officer Saxon Capital, Inc. 4880 Cox Road Glen Allen, Virginia 23060 (804) 967-7400	R. Nicholas Singh McKee Nelson, LLP 1919 M Street, N.W. Suite 800 Washington, D.C. 20036 (202) 775-4134

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code of Registrant's Agent for Service)

Approximate date of proposed sale to public: As soon as the registration statement is effective.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Estimated Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee

Common Stock, $0.01 par value, held by selling stockholders	28,050,100	$10.10	$283,306,010	$70,826.50

Common Stock, $0.01 par value, underlying selling stockholders' warrants	1,200,000	$10.10	$ 12,120,000	$ 3,030.00

Common Stock, $0.01 par value, underlying selling stockholders' options	2,585,000	$10.10	$ 26,108,500	$ 6,527.13

TOTAL	31,835,100		$321,534,510	$80,383.63

(1)
In the event of a stock split, stock dividend or similar transaction involving our common stock, to prevent dilution, the number of shares registered shall automatically be increased to cover the additional shares in accordance with Rule 416(a) under the Securities Act of 1933, as amended (the "Securities Act").

(2)
In accordance with Rule 457(c), the aggregate offering price of our stock is estimated solely for calculating the registration fees due for this filing. No exchange or over-the-counter market exists for Saxon Capital, Inc.'s common stock. Our stockholders have privately sold some of our shares using the PORTAL system. The last known sale using PORTAL occurred on September 10, 2001 at a price of $10.10 per share. In accordance with Rule 457(g), the shares issuable upon the exercise of outstanding warrants and options are determined by the higher of (1) the exercise price of the warrants and options, (2) the offering price of the common stock in the registration statement, or (3) the average sales price of the common stock as determined by 457(c).

   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. /x/

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION DATED OCTOBER 5, 2001

The information in this prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted

PROSPECTUS

31,835,100 Shares

Saxon Capital, Inc.

Common Stock

    This prospectus covers the resale of up to 31,835,100 shares of our common stock, including common stock to be issued upon the exercise of options and warrants held by our current stockholders. These shares may be offered and sold from time to time by the selling stockholders listed on page 94 of this prospectus, following the effective date of the registration statement of which this prospectus is part.

    Investing in the shares involves a high degree of risk. "Risk Factors" begin on page 7.

  •
  There is currently no public market for our shares. Our stockholders have privately sold shares of our common stock using the PORTAL system. We have applied to have our common stock approved for listing on the Nasdaq National Market under the symbol SAXN.

  •
  The selling stockholders are selling all of the shares of common stock offered in this prospectus. We will not receive any of the proceeds from the sale of these shares.

  •
  Friedman, Billings, Ramsey & Co. Inc., one of the selling stockholders, is an underwriter within the meaning of the Securities Act of 1933 in connection with this offering.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 5, 2001.

    You may rely only on the information contained in this prospectus or that we have referred you to. We have not authorized anyone to provide you with different information. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the common stock offered by this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any common stock in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made in connection with this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or that the information contained by reference to this prospectus is correct as of any time after its date.

i

PROSPECTUS SUMMARY

    The following summary highlights basic information about our business and this offering. It may not contain all of the information you consider important. You should read the entire prospectus, including the "Risk Factors" and our financial statements and the accompanying notes, before making an investment decision. Unless the context requires otherwise reference to "Saxon," "we," "us," and "our" as used in this prospectus includes Saxon Capital, Inc. and its subsidiaries.

OUR COMPANY

    Saxon Capital, Inc. is a Delaware corporation organized on April 23, 2001. Our original name was Saxon Capital Acquisition Corp., and we changed our name to Saxon Capital, Inc. on October 5, 2001. We acquired all of the issued and outstanding capital stock of SCI Services, Inc. (SCI Services), a Virginia corporation (formerly known as Saxon Capital, Inc.), from Dominion Capital, Inc. (Dominion Capital), a wholly owned subsidiary of Dominion Resources, Inc. (Dominion Resources) on July 6, 2001. As a result of the merger of Dominion Resources and Consolidated Natural Gas Company (Consolidated) in January 2000, Dominion Resources became a registered public utility holding company subject to the requirements of the Public Utility Holding Company Act of 1935. One of these requirements restricts investments in non-regulated businesses that are not functionally related to the public utility business. As a result, the order of the Securities and Exchange Commission, or SEC, authorizing the Consolidated acquisition required divestiture of Dominion Capital's financial services businesses (including Saxon) within three years. We maintain our principal executive offices at 4880 Cox Road, Glen Allen, Virginia 23060, and our telephone number is (804) 967-7400. Upon the effectiveness of the registration statement of which this prospectus is a part, we expect our common stock will be listed on Nasdaq National Market under the symbol SAXN.

    Through our operating subsidiaries, we originate, purchase, securitize, and service primarily non-conforming residential mortgage loans. These loans are secured primarily by first mortgages. We believe we deliver superior value and service to our borrowers through our disciplined credit, pricing, and servicing process, which we call "Life of the Loan Credit Risk Management" strategy. Our borrowers typically have limited credit histories, have high levels of consumer debt, or have experienced credit difficulties in the past. Mortgage loans to these types of borrowers are generally classified as "sub-prime" and/or "non-conforming" because they generally do not conform to or meet the underwriting guidelines of one or more of the government-sponsored entities (GSEs) such as Fannie Mae or the Federal Home Loan Mortgage Corporation (Freddie Mac). We originate and purchase loans on the basis of the borrower's ability to repay the mortgage loan, the borrower's historical patterns of debt repayment, and the collateral value of the borrower's property (as measured by the borrower's loan-to-value ratio or LTV). The range of interest rates and maximum loan amount are determined based upon our underwriting and risk-based pricing matrices. We have been originating and purchasing sub-prime mortgage loans since May 1996, when we were acquired by Dominion Capital, and believe the proprietary data that we have accumulated in our data warehouse enables us to analyze the characteristics that drive loan performance to ensure that we meet or exceed our return on investment requirements. We also believe our Life of the Loan Credit Risk Management strategy increases the consistency of our loan performance and financial returns.

    We originate or purchase mortgage loans through three separate origination channels. Our wholesale channel originates and purchases loans through our network of approximately 2,900 brokers throughout the country. These brokers rely on our centralized processing teams who, we believe, provide them with superior and consistent customer service. Our retail channel originates mortgage loans directly to borrowers through our wholly-owned subsidiary, America's MoneyLine, Inc. (America's MoneyLine), which has a retail branch network of 16 locations, and uses direct mail and the Internet to originate loans. Our correspondent channel purchases mortgage loans from approximately 350 correspondents following a complete re-underwriting of each loan. For the year ended December 31,

2000, we originated or purchased and securitized a total of $2.1 billion of residential mortgage loans. For the six months ended June 30, 2001, we originated or purchased approximately $1.2 billion, and securitized approximately $661 million of residential mortgage loans.

    Once we originate or purchase a mortgage loan, our wholly-owned subsidiary, Meritech Mortgage Services, Inc. (Meritech), begins the process of performing the day-to-day administrative services for the loan. Meritech seeks to ensure that the loan is repaid in accordance with its terms. Beginning with an introductory call made as soon as seven days following the origination or purchase of a mortgage loan, we attempt to establish a consistent payment relationship with the borrower. In addition, our call center uses a predictive dialer to create calling campaigns for delinquent loans based upon the borrower's historical payment patterns and the loan's risk profile. If the normal loan collection process fails to establish a timely payment pattern for the borrower, we use our proprietary, third generation computer-based loss mitigation decision support engine, "Asset Planner," to assist us in seeking appropriate potential alternatives to foreclosure to maximize recovery on the defaulted loan. At June 30, 2001, our servicing portfolio totaled $6.3 billion.

    We now generate our earnings primarily from the net interest income and fees we earn from the mortgage loans we originate or purchase. Initially, we finance our loans under one of several different secured and committed warehouse financing facilities. We then securitize our loans and pay off the associated warehouse borrowings. Historically, SCI Services's securitizations were structured as a sale of the loans, with a corresponding one-time recognition of gain or loss, under generally accepted accounting principles (GAAP). As a result of this accounting treatment, the loans were removed from our balance sheet and SCI Services recorded any retained residual interests from the securitizations. See "Business—Securitization and Financing." Since May 1996, when we were acquired by Dominion Capital, we have securitized approximately $9.5 billion in mortgage loans through our quarterly securitization program.

    Following our divestiture from Dominion Resources on July 6, 2001, we structure our securitizations as financing transactions. Accordingly, following a securitization, the loans remain on our balance sheet, and the securitization indebtedness replaces the warehouse debt associated with the securitized loans. Also, we now record interest income on the loans and interest expense on the asset-backed securities issued in the securitization over the life of the securitization, instead of recognizing a gain or loss upon completion of the sale. This change to "portfolio-based" accounting significantly impacts our future results of operations compared to our historical results. Therefore, our historical results and management's discussion of such results may not be indicative of our future results. This accounting treatment, however, more closely matches the recognition of income with the actual receipt of cash payments on the individual loans, and is expected to decrease our earnings volatility compared to structuring securitizations as sales. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Supplemental Portfolio Financial Data."

OUR INDUSTRY

    The residential mortgage loan market is the largest consumer finance market in the United States. Lenders in the United States originated over $1.02 trillion in single-family mortgage loans in 2000, and are expected to originate approximately $1.66 trillion in 2001. Generally, the industry is segmented by the size of the mortgage loans and credit characteristics of the borrowers. Loans that conform to the GSE guidelines for both size and credit characteristics are called "conforming mortgages." All other loans are considered "non-conforming loans" because of the size of the loans (referred to as jumbo mortgages) and/or the credit profiles of the borrowers (generally referred to as sub-prime mortgages). Historically, non-conforming loans have represented approximately 27% of total U.S. single-family mortgage originations. We believe the non-conforming segment of the mortgage industry can provide higher risk-adjusted returns on investment than the traditional conforming mortgage loan market, provided the lender has a comprehensive and sophisticated process for credit evaluation, risk-based pricing, and diligent servicing.

OUR STRATEGY

    Our primary goal is to grow on our balance sheet a substantial portfolio of non-conforming mortgage loans that produces stable net interest and fee income. We believe we can achieve this goal by building upon our disciplined credit, proactive collections and customer service practices, and strong history of managing credit risk in the sub-prime mortgage market. Specifically, we intend to:

  •
  increase production volume across our origination platform by enhancing a targeted marketing strategy that will enable us to increase our competitive position by focusing on profitable market segments and products;

  •
  utilize aggregated historical loan performance information accumulated in our data warehouse to refine our risk-based pricing strategies to help minimize our credit exposure while maximizing our expected return on investment;

  •
  increase the consistency of our loan performance by emphasizing high levels of borrower contact through our Life of the Loan Credit Risk Management strategy;

  •
  continue investing in technology to support consistent credit decisions, loss mitigation efforts, and operating efficiencies, and to increase customer satisfaction by providing quick decision and service delivery; and

  •
  targeted increase the number of wholesale account executives and retail loan officers to prudently grow our loan volume and maximize the return on our fixed cost infrastructure.

RULE 144A OFFERING

    On July 6, 2001, we sold 28,000,000 shares of our common stock to Friedman, Billings, Ramsey & Co., Inc., or FBR, at a price per share of $9.30. FBR then sold the shares to investors at a price of $10.00 per share in a transaction not requiring registration under the Securities Act or applicable state securities law. Simultaneously with the sale of the 28,000,000 shares, we sold 20,000 shares of our common stock to our CEO, 20,000 shares to our President, and 10,000 shares to our CFO at a price of $10.00 per share in a private placement not registered under the Securities Act (together with the sale of the 28,000,000 shares, referred to as the 144A Offering). In connection with the 144A Offering, we granted warrants to FBR to purchase an aggregate of 1,200,000 shares of our common stock (the FBR Warrants). We also entered into a registration rights agreement for the benefit of the holders of the 28,000,000 shares of common stock and the common stock underlying the FBR Warrants. See "Description of Capital Stock—Registration Rights."

    Our net proceeds of the 144A Offering were approximately $260 million. We used the net proceeds as follows: (1) to pay the cash component of the purchase price for the acquisition of SCI Services, Inc. which was $145.1 million, net of a $25 million note to Dominion Capital, and (2) the remainder for general corporate and working capital purposes. For a more detailed discussion of the 144A Offering see "Business—144A Offering."

ACQUISITION OF SCI SERVICES, INC.

    On July 6, 2001, we purchased all of the issued and outstanding shares of capital stock of SCI Services from Dominion Capital. The purchase occurred simultaneously with the consummation of our 144A Offering.

    We purchased SCI Services for $170.1 million, which is a price equal to SCI Services's net tangible book value as of July 5, 2001, adjusted to take into effect the distribution by SCI Services to Dominion

Capital of the assets and liabilities described below that we did not purchase, plus a premium of $5 million. The aggregate purchase price was paid in the form of a $25 million five-year senior subordinated promissory note which accrues interest at 8% annually, and the remainder in cash. We did not purchase any of SCI Services's historical goodwill or tax liabilities, or any of the interest-only residual assets and related hedges, or subordinate bonds SCI Services retained in securitizations that occurred before our purchase. SCI Services distributed these assets and liabilities to Dominion Capital immediately before the closing. You should note that while the purchase agreement contains various representations, warranties, covenants, and indemnifications made by Dominion Capital about SCI Services's business, there are significant contractual limitations on these provisions set forth in the purchase agreement. For a complete description of these limitations and other provisions of this transaction, you should review the purchase agreement and the amendment thereto, copies of which have been incorporated by reference as exhibits to the registration statement of which this prospectus is part.

    For a discussion of the impact that the purchase of SCI Services will have on our financial statements, see "Unaudited Pro Forma Consolidated Financial Information." For a more detailed discussion of the terms of our purchase of SCI Services, see "The Acquisition of SCI Services, Inc."

THE OFFERING

Securities Offered	A total of 31,835,100 shares of common stock including the following: 28,050,100 shares of common stock, plus an additional 1,200,000 shares issuable upon exercise of a warrant, and 2,585,000 shares issuable upon exercise of the options, in each case, held by the selling stockholders.
Offering Price	The selling stockholders are offering, from time to time, the shares being offered by this prospectus at the then current market price.
Common Stock to be Outstanding after Offering	31,835,100 shares; including all of the shares issuable upon the exercise of warrants and options held by the selling stockholders. We currently have a total of 28,050,100 issued and outstanding. If all of the shares that may be offered were actually sold, our issued and outstanding shares would increase by about 13.49%.
Dividend Policy	We do not anticipate paying dividends on our common stock in the foreseeable future.
Use of Proceeds	We will not receive any of the proceeds from the shares sold by the selling stockholders, but if the selling stockholders pay the exercise price for the FBR Warrants or the options in cash, such proceeds, along with any proceeds we receive from employee purchases under the Purchase Plan, will be used for working capital.
Proposed Nasdaq National Market Symbol	SAXN

SUMMARY FINANCIAL DATA

    The following table presents summary financial data for the five most recent fiscal years, and the first six months of the current and most recent fiscal year, which are derived from our consolidated financial statements and other financial records. Since the information in this table is only a summary and does not provide all of the information contained in our financial statements, including related notes, you should read "Management's Discussion and Analysis of Financial Condition and Results of

Operations," and our consolidated financial statements, including related notes, contained elsewhere in this prospectus.

    As we have previously stated, a change in our securitization structure has changed how we account for our securitizations that occur after June 30, 2001. Our securitizations, after June 30, 2001, are now accounted for as financings instead of sales. Accordingly, our historical results and management's discussion of such results may not be indicative of future results.

	June 30, 2001		July 5, 2001	December 31,
	Actual	As Adjusted(1)	As Adjusted(1)	2000	1999	1998	1997	1996
	($ in thousands)
Balance Sheet Data:
Mortgage loans held for sale, net	$639,082	$654,845	$669,680	$105,214	$123,609	$139,283	$89,088	$66,721
Interest-only residual assets	304,819	—	—	298,415	346,675	281,898	189,123	58,451
Mortgage servicing rights, net	41,859	41,859	41,614	47,834	40,416	34,523	23,132	8,659
Subordinate bonds	13,407	—	—	13,597	27,019	41,019	—	—
Servicing related advances(2)	89,224	89,224	84,199	32,957	28,735	15,735	6,621	4,604
Total assets	1,133,435	892,536	929,788	572,408	640,432	600,321	397,536	222,633
Total liabilities	817,438	633,636	669,460	228,871	294,775	311,410	186,844	132,987
Stockholder's equity	315,997	258,900	260,288	343,537	345,657	288,911	210,692	89,646
	Six Months Ended June 31,		Year Ended December 31,
	2001	2000	2000	1999	1998	1997	1996(3)
	($ in thousands)
Operating Data:
Interest income	$14,419	$18,611	$34,444	$45,818	$35,794	$34,128	$10,017
Interest expense	(10,962)	(11,996)	(24,875)	(21,342)	(18,817)	(20,975)	(9,647)

Net Interest Income	3,457	6,615	9,569	24,476	16,977	13,153	370
Provision for loan loss	(7,632)	(2,324)	(6,403)	(9,107)	(4,363)	(1,912)	(339)
Gain on securitizations	32,754	26,427	79,234	98,369	76,277	69,749	42,224
Servicing income, net of amortization	14,589	12,921	24,885	15,984	10,237	6,893	2,867

Total net revenues	$43,168	$43,621	$107,285	$129,722	$99,128	$89,920	$45,072
Total expenses(4)	89,831	144,333	179,889	71,846	79,712	42,220	14,610

Income (loss) before taxes	(46,663)	(100,712)	(72,604)	57,876	19,416	47,700	30,462
Income tax (benefit) expense	(19,123)	(38,744)	(24,084)	21,228	7,398	17,654	11,230

Net income (loss)	$(27,540)	$(61,968)	$(48,520)	$36,648	$12,018	$30,046	$19,232

Other Data:
Total mortgage loan originations(5)	$1,204,467	$1,042,979	$2,088,503	$2,234,512	$2,137,958	$1,826,691	$737,026
Wholesale originations(5)	452,649	384,208	712,746	1,011,652	801,634	520,451	347,862
Retail originations(5)	192,569	134,909	233,753	174,611	106,544	22,845	—
Correspondent originations(5)	559,249	523,862	1,142,004	1,048,249	1,229,780	1,283,395	389,164
Mortgage loans securitized	660,772	1,017,281	2,098,659	2,679,556	2,349,035	2,300,180	693,119
Total serviced assets(6)	6,319,811	5,254,126	5,588,598	4,803,812	3,578,946	2,482,385	1,902,050
Total managed assets(7)	5,558,036	4,885,159	5,261,564	4,384,851	2,996,335	1,582,127	617,350
Average principal balance per loan serviced	$95	$93	$93	$95	$98	$104	$108
Number of retail branches at period end	16	15	16	14	14	2	—
Average number of wholesale account executives(8)	103	103	99	115	91	43	27
Ratios:
Debt to equity	2.5x	.6x	.5x	.7x	.9x	.8x	1.4x
Equity to managed assets	5.8%	7.1%	7.1%	9.4%	12.5%	19.2%	29.0%
Return on average equity(9)	(16.7)%	(36.7)%	(14.1)%	11.6%	5.1%	22.1%	34.9%
Return on average assets(9)	(6.5)%	(20.2)%	(8.0)%	5.9%	2.4%	9.7%	13.3%
Operating expenses as a percentage of total serviced assets(9)	2.8%	5.5%	1.3%	1.3%	1.4%	1.7%	1.7%
Asset Quality Data:
60+ delinquent loan percentage(10)(12)	11.1%	8.2%	10.6%	8.4%	5.9%	4.4%	1.0%
Annual security losses as a percentage of total managed assets(9)(12)	1.2%	0.8%	0.8%	0.6%	0.1%	0.2%	0.0%
Total portfolio prepayment speed CPR(10)(12)	28.7%	23.9%	25.1%	32.8%	38.4%	43.8%	36.8%

(1)
The "As Adjusted" balance sheet data has been calculated giving effect to (1) the purchase of SCI Services from Dominion Capital (which excludes any of SCI Services's historical goodwill or tax liabilities, or any of the interest-only residual assets and related hedges, capitalized prepayment penalties, or subordinate bonds SCI Services retained in securitizations that occurred before our purchase), (2) the offering of 28,000,000 shares of common stock and application of the proceeds after deducting FBR's discount, and an estimated $2 million of offering and acquisition expenses, and (3) 50,000 shares sold by us directly to Messrs. Sawyer, Stowe, and Partlow at a price of $10.00 per share. See "Unaudited Pro Forma Consolidated Financial Information."

(2)
During the first six months of 2001, we changed the method of recording advances and recoveries from the securitizations from a net basis to a gross basis.

(3)
For the period from May 14, 1996 (the date Dominion Capital purchased SCI Services) to December 31, 1996.

(4)
In 2000, residual losses included a $106.5 million impairment adjustment, primarily related to a change in the discount rate used to value residuals and servicing rights.

(5)
Excludes premiums paid on loans.

(6)
Includes all mortgage loans serviced, including third party servicing.

(7)
Includes only loans that we originated or purchased for which we retain some credit risk.

(8)
Includes area and regional sales management positions.

(9)
Data for the six-month periods ended June 30, 2001 and 2000 have been annualized.

(10)
60+ delinquent loans are loans that are 60 or more days delinquent, foreclosed, or held by a borrower who has declared bankruptcy.

(11)
The constant prepayment rate (CPR) means a prepayment assumption which represents a constant assumed rate of prepayment each month relative to the then outstanding principal balance of a pool of mortgage loans for the life of such mortgage loans.

(12)
Includes only managed assets.

RISK FACTORS

    Investing in our common stock involves a number of risks. Before making an investment decision, you should carefully consider all of the risks described in this prospectus. If any of the risks discussed in this prospectus occur, our business, financial condition, liquidity, and results of operations could be materially and adversely affected. If this were to happen, the price of our common stock could decline significantly and you could lose all or a part of your investment. The risk factors described below are not the only ones that may affect us. Additional risks and uncertainties not presently known to us also may adversely affect our business, financial condition, liquidity, and results of operations.

Our ability to continue to accumulate loans and to fund our business is dependent upon a number of financing sources.

    Credit and Warehouse Facilities.  Our ability to accumulate loans for securitization depends to a large extent upon our ability to secure short-term financing on acceptable terms. The availability of these financing sources depends to some extent on factors outside of our control, including regulatory capital treatment for unfunded bank lines of credit and the availability of bank liquidity in general. If we are unable to extend or replace any of these facilities, we will have to curtail our loan production activities, which would have a material adverse effect on our business, financial condition, liquidity, and results of operations.

    Securitization Program.  Since May 1996, we have relied, and expect to continue to rely, upon our ability to securitize our mortgage loans to generate cash for repayment of short-term credit and warehouse facilities, and to originate and purchase additional mortgage loans. We cannot assure you, however, that we will continue to be successful in securitizing mortgage loans that we accumulate. Our ability to complete securitizations of our loans will depend on a number of factors, including conditions in the securities markets generally, conditions in the asset-backed securities market specifically, and the performance of our portfolio of securitized loans. If it is not possible or economical for us to complete the securitization of all the loans that we accumulate, we may exceed our capacity under our warehouse financing facilities, which would have a material adverse effect on our business, financial condition, liquidity, and results of operations. In a securitization, securities are issued with various ratings and are priced at a spread over a certain benchmark, such as the yield on United States Treasury bonds, swaps, or the London Inter-Bank Offered Rate (LIBOR). If the spread that investors are willing to pay over the benchmark widens and the rates we charge on our mortgage loans are not increased accordingly, we may experience a material adverse impact on our ability to execute securitizations or increase our long-term financing costs.

Our securitizations require credit enhancement.

    Since 1997, all of our securitizations have utilized credit enhancement primarily in the form of senior subordinate bonds. The market for these senior subordinate bonds could become more illiquid or trade at steep discounts, thereby affecting our ability to securitize our loans. In addition, we have, from time to time, used financial guaranty insurance policies to provide credit enhancement for our securitizations instead of using senior subordinate structures. While we plan to use these credit enhancement features in the future, we cannot assure you that these features will be available at costs that would allow us to finance mortgage loans economically.

Our business requires a significant amount of cash and our ability to generate cash depends on many factors.

    We require substantial amounts of cash to fund our loan origination, purchase, securitization, and servicing activities. Once we securitize loans, interest income on those loans is used first to pay interest on the issued securities, then to create overcollateralization by repaying principal on the issued securities until the aggregate balance of the loans exceeds the aggregate balance of the issued securities by a specified amount, and finally to us as holder of the residual certificates. See

"Business—Securitization and Financing" for a more detailed discussion of the payment characteristics of the residual certificates. We also incur significant securitization costs, as well as a current tax liability, in connection with a securitization. Additionally, as a servicer, we are required to advance delinquent principal and interest payments to investors, tax and insurance escrow payments, and foreclosure costs on certain delinquent loans. Accordingly, our strategy of increasing the number of loans originated, purchased, and serviced will require substantial amounts of cash.

    To a certain extent, our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory, and other factors that are beyond our control. If we are unable to generate sufficient cash flow in the future to service our debt, we may be required to refinance all or a portion of our existing debt or to obtain additional financing. We cannot assure you that any such refinancing would be possible or that any additional financing could be obtained on terms acceptable to us. Any inability to obtain additional financing could have a material adverse effect on our business, financial condition, liquidity, and results of operations.

Our credit and warehouse facilities restrict our operations.

    Our credit and warehouse facilities contain extensive restrictions and covenants, and have required us to maintain or satisfy specified financial ratios and tests, including maintenance of asset quality and portfolio performance tests. Failure to meet or satisfy any of these covenants, financial ratios, or financial tests could result in an event of default under these agreements. These agreements also contain cross-default provisions, so that if a default occurs under any agreement, the lenders could elect to declare all amounts outstanding under all of our agreements to be immediately due and payable, enforce their interests against collateral pledged under such agreements, and restrict our ability to make additional borrowings under these agreements. Our ability to meet those financial ratios and satisfy financial tests may be affected by events beyond our control, and we cannot assure you that we will be able to meet those financial ratios and satisfy those financial tests.

    Our credit and warehouse facilities will restrict our ability to, among other things:

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  incur additional debt;

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  pay dividends;

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  make certain investments or acquisitions;

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  repurchase or redeem capital stock; and

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  engage in mergers or consolidations.

    These restrictions may interfere with our ability to obtain financing or to engage in other business activities, which may have a material adverse effect on our business, financial condition, liquidity, and results of operations.

Our substantial indebtedness could adversely affect our financial health.

    We currently have, and will continue to have, a significant amount of indebtedness. Our ability to make payments of principal or interest on, or to refinance, our indebtedness will depend on:

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  our future operating performance; and

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  our ability to enter into additional securitizations and debt and equity financings.

These conditions are, to a certain extent, subject to economic, financial, competitive, and other factors beyond our control.

    Our substantial indebtedness could have important consequences to the holders of our common stock, including:

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  we may be more vulnerable to adverse general economic and industry conditions;

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  we may find it more difficult to obtain funding for future working capital needs, capital expenditures, or acquisitions; and

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  we will have to dedicate a substantial portion of our cash resources to the payments on our indebtedness, reducing the funds available for operations and future business opportunities.

The net cash flow we receive from our asset-backed securities are junior interests.

    Net cash flow that we receive from our securitizations generally represents the excess of amounts, if any, generated by the mortgage loans in a securitized pool over the amounts required to be paid to the holders of related asset-backed securities used to finance loans, after deduction for servicing fees and any other specified expenses related to the securitization. We cannot assure you that there will be any such excess. These excess amounts are derived from, and are affected by, the interplay of several economic factors:

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  the extent to which the interest rates of the mortgage loans exceed the interest rates of the related asset-backed securities;

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  the creation of overcollateralization, as described above;

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  the level of losses and delinquencies experienced on the related loans; and

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  the extent to which the loans are prepaid by borrowers in advance of scheduled maturities.

    A significant factor affecting the net interest income we will receive from a securitization is the extent to which the interest rates of the loans in a securitized pool (net of expenses) exceed the interest rate required to be paid on the related asset-backed securities used to finance loans. This difference is expected to change from time to time, and may be reduced or, in extreme cases, extinguished by, among other factors:

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  a significant amount of defaults (particularly on loans with higher interest rates);

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  a rapid level of prepayments (particularly on loans with higher interest rates); and

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  the extent to which the interest rate index on the asset-backed securities (for example, LIBOR) adjusts significantly upwards.

    The combination of any of the factors listed above may materially and adversely affect the amount of net interest income available to be distributed to us. We cannot assure you of the level and timing of delinquencies and prepayments that will be experienced at any time, the value of any applicable interest rate index, or the amount of interest income that will be generated by a securitization.

    We expect that our securitizations will also provide that, if delinquencies or losses exceed certain levels (which will vary among the securitizations), as established by the applicable rating agencies (or the financial guaranty insurer, in the case of certain securitizations), the required overcollateralization may be increased or may be prevented from decreasing as would otherwise be permitted if losses or delinquencies did not exceed such levels.

    Generally, so long as excess cash flow is being directed to the senior securities of a securitization to achieve overcollateralization, we will not receive distributions from the related securitized pool. In addition, because the application of the Excess Interest to the senior securities of a securitization is dependent upon the performance of the related loans, there may be material variations in the amount, if any, of the excess cash flow distributed to us from period to period, and there may be extended periods when we receive no excess cash flow. Any variations in the rate or timing of receipt of distributions could have a material adverse effect on our business, financial condition, liquidity, and results of operations.

    We cannot assure you that interest from the loans in excess of that required to pay the interest on the issued securities in a securitization will be sufficient to ensure that the required overcollateralization will be achieved and maintained at all times. As described above, a high rate of delinquencies and defaults or rapid rates of prepayments on the mortgages in a securitized pool (or an increase in the applicable interest rate index on the related asset-backed securities) may cause the amount of interest received on the mortgage loans to be less than the amount of interest payable on the securities of the securitization on the related payment date. In this case, the principal balance of the securities would decrease at a slower rate relative to the principal balance of the securitized pool, which would reduce the overcollateralization below targeted levels and no excess cash flow would be paid to us.

The consumer-oriented nature of our business and consumer protection laws may expose us to the risk of litigation.

    Our operations are regulated by federal, state, and local government authorities, and are subject to various laws, rules, and regulations, as well as judicial and administrative decisions imposing requirements and restrictions on our business. Due to the consumer-oriented nature of the mortgage industry, there is a risk that we, or other industry participants, may be named as defendants in litigation involving alleged violations of federal and state laws, including consumer protection laws. Class action lawsuits and regulatory actions alleging improper marketing practices, abusive loan terms and fees, disclosure violations, improper yield spread premiums, and other matters are risks to our business and industry.

    A recent federal circuit court decision regarding the legality of yield spread premiums could increase litigation against other mortgage lenders and us. In June 2001, the Eleventh Circuit Court of Appeals issued a decision in Culpepper v. Irwin Mortgage Corp. in which the court revisited the legality of certain payments that lenders commonly make to mortgage brokers, often referred to as yield spread premiums, under the federal Real Estate Settlement Procedures Act. In 1999, the Department of Housing and Urban Development issued a policy statement taking the position that lender payments to mortgage brokers, including yield spread premiums, are not per se illegal. The Culpepper decision apparently treats a much wider category of these payments as illegal. Other mortgage lenders and we now face inconsistent judicial decisions about such payments. If the Culpepper decision is not overturned or otherwise superseded by law or regulation, there could be a substantial increase in litigation regarding lender payments to brokers and potential costs defending these types of claims and in paying any judgments that might result. The initiation and continuation of any litigation of this nature, or any judgment against us or any other industry participant in any litigation of this nature, could adversely affect our business, financial condition, liquidity, and results of operations. For more information regarding consumer and debtor laws applicable to us, see the risk factor immediately below and "Business—Regulation."

We must comply with many governmental regulations and are subject to changes in law.

    Our mortgage origination and servicing activities are subject to the provisions of various federal and state statutes, including the Equal Credit Opportunity Act of 1974, as amended, the Federal Truth-in-Lending Act and Regulation Z promulgated thereunder, the Home Ownership and Equity Protection Act of 1994, the Fair Credit Reporting Act of 1970, as amended, the Real Estate Settlement Procedures Act, the Fair Debt Collection Practices Act, the Home Mortgage Disclosure Act, the Fair Housing Act, and state statutes governing mortgage lending. Our business is also subject to the rules and regulations of various federal, state, and local regulatory agencies in connection with originating, purchasing, processing, underwriting, securitizing, and servicing mortgage loans. These rules and regulations, among other things, impose licensing obligations on us, limit the interest rates, finance charges, and other fees that we may charge, prohibit discrimination, require us to make extensive disclosure, establish underwriting guidelines, and mandate disclosures and notices to borrowers. We also are required to comply with each regulatory entity's financial requirements.

    We also must comply with state usury and a variety of other federal, state, and local consumer protection laws. Our failure to comply with these laws can lead to civil and criminal liability, loss of approved status, demands for indemnification or loan repurchases from investors in the secondary market, class action lawsuits, and administrative enforcement actions.

    Regulatory and legal requirements are subject to change, making our compliance more difficult or expensive, or otherwise restricting our ability to conduct our business as it is now conducted. Changes in these regulatory and legal requirements, including changes in their enforcement, could materially and adversely affect our business, financial condition, liquidity, and results of operations.

    In particular, federal, state, and local governmental agencies have become more active in the consumer protection area in recent years. For example, the federal Gramm-Leach-Bliley financial reform legislation imposes additional privacy obligations on us with respect to our applicants and borrowers. Several states are also considering adopting privacy legislation. In addition, several federal, state, and local laws and regulations have been adopted, or are under consideration, that are intended to eliminate so-called "predatory" lending practices, such as "steering" borrowers into loans with high interest rates and away from more affordable products, selling unnecessary insurance to borrowers, and "flipping" or repeatedly refinancing loans. Since 1999, a number of states and municipalities have adopted laws related to predatory lending. These laws, rules, and regulations, or other laws, rules, or regulations adopted in the future, could have a material adverse impact on our business, financial condition, liquidity, and results of operations by substantially increasing the costs of compliance or restricting our ability to charge rates and fees adequate to compensate us for the risk associated with certain loans.

    A number of legislative and regulatory proposals currently under consideration by federal, state, and local governmental organizations may lead to laws or regulations concerning various aspects of business on the Internet. The adoption of new laws, or the application to the Internet of existing laws, may decrease the use of the Internet, increase our costs, or otherwise adversely affect our business, financial condition, liquidity, and results of operation. If we cannot comply with these laws or regulations, or if new laws limit or eliminate some of the benefits of purchasing or originating a mortgage loan, our business, financial condition, liquidity, and results of operations may be materially and adversely affected.

    Some states in which we operate may impose regulatory requirements on our officers and directors, and persons holding our common stock. We cannot assure you that no person will own more than 9.9% of our voting stock. If any person holding our stock fails to meet or refuses to comply with a state's applicable regulatory requirements for mortgage lending, we could lose our authority to conduct business in that state. The loss of our authority to conduct business in a state, for this or any other reason, could have a material adverse effect on our business, financial condition, liquidity, and results of operations. For a more detailed discussion of the types of governmental regulation applicable to our business, see "Business—Regulation."

We are subject to risks related to mortgage loans we originate or purchase.

    We accumulate mortgage loans until we have a sufficient quantity for securitization. We are subject to risks of borrower defaults and bankruptcies, fraud losses, and special hazard losses. In the event of any default under our loans, we will bear the risk of loss of principal to the extent of any deficiency between the value of the collateral securing the loan and the principal amount of the mortgage loan. Also, the costs of financing the loans through warehouse lines of credit or repurchase facilities could exceed the interest income we receive on the loans.

    Although we securitize substantially all of the loans we originate or purchase on a non-recourse basis, we retain credit risk on these loans following their securitization. Generally, the agreements related to our securitization transactions contain specified limits on the delinquency, default, and loss rates on the loans. If, at the measuring date, the delinquency, default, or loss rate with respect to any securitization were to exceed the specified rates, excess cash flow from the securitization, if any, may be used to fund the increased overcollateralization target instead of being distributed to us, which could have a material adverse effect on our business, financial condition, liquidity, and results of operation. Also, when borrowers are delinquent in making monthly payments on loans included in a securitization, we are required to advance interest payments, insurance premiums, property taxes, and property protection costs with respect to the delinquent loans to the extent that we believe the advances are ultimately recoverable. These advances have priority of repayment from the succeeding month's collections.

We may be required to remove or substitute mortgage loans if we breach representations and warranties.

    In connection with the approximately $5.3 billion of mortgage loans securitized by us since May 1996 and which are still outstanding, we made representations and warranties about certain characteristics of the loans, the borrowers, and the underlying properties. In the event of a breach of these representations and warranties, we may be required to remove loans from a securitization and replace them with cash or substitute loans. While we may have recourse to the sellers of loans we purchased, we cannot assure you that the sellers will be able to honor their respective obligations to us. If we are regularly required to remove or substitute loans previously sold, it would have a material adverse effect on our business, financial condition, liquidity, and results of operations, because these loans generally cannot be financed and could jeopardize, and even eliminate, our net worth.

Our mortgage assets are susceptible to prepayment risk.

    Prepayment rates on mortgage loans vary from time to time and may cause changes in the amount of our net interest income. Prepayments tend to increase during periods of declining interest rates. We seek to minimize prepayment risk through a variety of means, including structuring a diversified portfolio with a variety of prepayment characteristics, and originating a significant portion of loans containing prepayment penalties with terms of two to five years. No strategy, however, can completely insulate us from prepayment risks, whether arising from the effects of interest rate changes or otherwise.

We are subject to substantial risks associated with lending to lower credit grade borrowers.

    We specialize in originating, purchasing, securitizing, and servicing sub-prime mortgage loans. Sub-prime mortgage loans generally have higher-than-average delinquency and default rates. While we attempt to manage these risks with risk-based mortgage loan pricing and other underwriting policies and collection methods, we cannot assure you that these criteria or methods will be effective in the future. If we underestimate the default risk, we may experience a material adverse effect on our business, financial condition, liquidity, and results of operations.

We may fail to satisfactorily perform our servicing obligations.

    We retain servicing rights upon the securitization of a pool of mortgage loans, and also provide mortgage loan servicing for third parties. In addition, we retain master servicing rights that entitle us to monitor the servicing of loans in our securitizations. If we fail to fulfill our obligations under the related agreements or to make required advances, or become insolvent or subject to bankruptcy proceedings, our servicing or master servicing rights may be terminated. Any termination of our servicing or master servicing rights could have a material adverse effect on our business, financial condition, liquidity, and results of operations.

    Additionally, our servicing rights may be terminated upon the occurrence of certain events, generally if delinquencies or losses on the pool of loans in that securitization exceed certain levels. Delinquencies or losses with respect to seven securitizations for which we are servicer currently exceed the prescribed levels. As a result, our servicing rights with respect to those securitizations may be terminated, resulting in our loss of the related servicing fees. As of September 17, 2001, the aggregate principal balance of the mortgage loans in the affected mortgage pools was approximately $1.35 billion. Our servicing fee is approximately 0.50% of the principle balance of the loan serviced per annum. We cannot assure you that our servicing rights will not be terminated with respect to those seven securitizations in the future or that delinquencies or losses with respect to pools of loans in other securitizations will not exceed the prescribed levels and subject us to termination of our servicing rights with respect to those other securitizations.

We may be required to find a new subservicer.

    If within three years of our purchase of SCI Services, we are acquired by a third-party that does not either (1) have a sub-prime mortgage loan residential primary servicer rating of "2" or better from Fitch, Inc., an "Above Average" or better rating from Standard & Poor's, or a comparable rating from another nationally recognized statistical rating agency, or (2) make certain agreements with respect to Meritech's operations for the period ending on the third anniversary of our purchase of SCI Services, including an agreement to conduct Meritech's servicing operations in compliance with our servicing guide and maintain Meritech's then current primary servicing systems, then Dominion Capital will have the option to require us to solicit bids from other sub-prime mortgage loan servicers to service, as a subservicer, the mortgage loans securitized in connection with SCI Services's prior securitizations. See "The Acquisition of SCI Services, Inc."

Interest rate levels and fluctuations may adversely affect our business.

    Our business, financial condition, liquidity, and results of operations may be materially and adversely affected in many ways as a result of interest rate levels and fluctuations. Our profitability is likely to be adversely affected during any period of unexpected or rapid changes in interest rates. The following are some of the interest rate related risks we face:

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  Our profitability may be directly affected by the level of, and fluctuations in, interest rates, which affect our ability to earn a spread between interest received on mortgage loans and the cost of our borrowings, which is tied to yields on United States Treasury obligations, swaps, and LIBOR.

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  The cost of our borrowing is a function of various benchmark rates plus a spread which represents compensation to the holders of our asset-backed securities. This spread may increase at any time due to concerns that may be specific to our industry or due to more generic credit concerns. An increase in this spread will increase our cost of borrowing.

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  A substantial and sustained increase in interest rates could adversely affect our ability to purchase or originate loans, because borrowers will be less likely to obtain, or refinance existing, mortgage loans; and

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  Certain classes of securities issued to investors in our securitizations pay a variable rate of interest based on one-month LIBOR. Many of the mortgage loans in those securitizations pay a fixed rate of interest for two, three, or five years after origination before converting to a variable rate of interest and are referred to as hybrid loans. During the period when the hybrid loans pay a fixed rate of interest, we are exposed to the risk that one-month LIBOR may increase to levels that cause the interest rates payable on the issued securities to exceed the fixed-rate payable on the hybrid loans.

    We use various hedging strategies to provide a level of protection against interest rate risks, but no hedging strategy can completely protect us. We cannot assure you that our hedging transactions will offset the risks of changes in interest rates, and it is possible that there will be periods during which we will incur losses after accounting for our hedging activities. In addition, if the counterparties to our hedging transactions are unable to perform according to the terms of the contracts, we may incur losses. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Hedging."

Changes in accounting principles could have a material effect on our reported results of operations.

    We utilize several types of derivative instruments to manage various operating risks. Effective January 1, 2001, we adopted Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133), as required. SFAS No. 133, as amended, standardizes the accounting for derivative instruments and hedging activities and requires that all derivative instruments be recognized as assets and liabilities at fair value. In accordance with SFAS No. 133, all derivative instruments are recognized on our balance sheet at fair value effective January 1, 2001. The impact of accounting for our risk management activities according to SFAS No. 133 may create a level of ongoing volatility due to the periodic revaluation of derivative instrument positions which could cause significant fluctuations in our reported results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Impact of New Accounting Standards."

    The Financial Accounting Standards Board, or FASB, is evaluating a number of mortgage banking industry-related issues concerning the implementation of SFAS No. 133. The ultimate conclusions reached concerning these issues could result in material changes to the recorded carrying values of our derivative instruments, or may have a significant impact on our reported earnings.

A general economic slowdown could have a material adverse effect on our business.

    Periods of economic slowdown or recession may be accompanied by decreased demand for consumer credit and decreased real estate values. Delinquencies, foreclosures, and losses generally increase during economic slowdowns or recessions. Because we originate and purchase sub-prime mortgage loans, the rate of delinquencies, foreclosures, and losses on our loans could be higher than those generally experienced in the mortgage lending industry. If our loans go into and remain in default, we may have to foreclose and may incur substantial losses. Additionally, any material decline in real estate values would increase the LTVs on our existing loans, weaken our collateral coverage, and increase the possibility of a loss if a borrower defaults. Any sustained period of increased delinquencies, foreclosures, or losses is likely to materially and adversely affect the pricing of our future securitizations and our ability to finance our loans in the future.

Our quarterly operating results are subject to significant variations.

    Our quarterly operating results may be subject to significant variations as a result of several factors affecting our business. The volume of our mortgage loan originations and purchases, the differences between our costs of funds and the average interest rates of originated or purchased mortgage loans, the seasonality of mortgage originations, and the general mortgage industry environment all may vary from quarter to quarter. These variations can result in significant increases or decreases in our revenues from quarter to quarter.

Our market is highly competitive.

    We face intense competition from finance and mortgage banking companies and, to a growing extent, from traditional bank and thrift lenders who have entered the non-conforming mortgage market. GSEs, such as Fannie Mae and Freddie Mac, are also expanding their participation in the non-conforming mortgage market. We also expect increased competition over the Internet, where entry barriers are relatively low. As we seek to expand our business further, we will face a significant number of competitors, many of whom will be well established in the markets we seek to penetrate. The nature of the mortgage banking industry, and the way business is conducted, is changing. Some of our competitors are much larger than we are, have better name recognition than we do, and have far greater financial and other resources.

    The intense competition in the non-conforming mortgage market has also led to rapid technological developments, evolving industry standards, and frequent releases of new products and enhancements. As mortgage products are offered more widely through alternative distribution channels, such as the Internet, we may be required to make significant changes to our current retail structure and information systems to compete effectively. Our inability to develop a successful Internet operation, or to adapt to other technological changes in the industry, could have a material adverse effect on our business, financial condition, liquidity, and results of operations.

    The need to maintain mortgage loan volume in this competitive environment creates a risk of price competition in the mortgage industry. Competition in the industry can take many forms, including interest rates and costs of a loan, convenience in obtaining a loan, customer service, amount and term of a loan, and marketing and distribution channels. Price competition would lower the interest rates that we are able to charge borrowers, which would lower our interest income. Price-cutting or discounting reduces profits and will depress earnings if sustained for any length of time. Increased competition may also reduce the volume of our loan originations, purchases, and securitizations. Any increase in these pricing pressures could have a material adverse effect on our business, financial condition, liquidity, and results of operations.

If we are unable to successfully implement our business strategy, our revenues may decrease.

    Our business strategy seeks to increase revenues from current operations relative to expenses, add new sources of revenues, and increase our mortgage loan volume through further development of existing markets, while maintaining the fees we charge and an acceptable spread between loan interest rates and the interest rates we pay for capital. Implementation of this strategy will depend in large part on our ability to:

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  open or expand offices or otherwise extend our business in markets with a sufficient concentration of borrowers who meet our underwriting criteria;

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  obtain adequate financing on favorable terms;

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  cost effectively and timely securitize our loans;

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  hire, train, and retain skilled employees;

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  control our operating costs and enhance operating efficiency through technology;

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  successfully implement our marketing campaigns; and

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  expand in the face of increasing competition from other lenders.

    Our inability to achieve any or all of these factors could impair our ability to implement our business strategy and successfully leverage our fixed costs, which could result in a reduction in our revenues and have a material adverse effect on our business, financial condition, liquidity, and results of operations.

We may not be able to manage growth effectively.

    We intend to grow our business in the future, which could require additional capital, systems development, and human resources. We cannot assure you that we will be able to meet our capital needs, expand our systems effectively, allocate our human resources optimally, identify and hire qualified employees, or incorporate effectively the components of any businesses that we may acquire in our effort to achieve growth. The failure to manage growth effectively would have a material adverse effect on our business, financial condition, liquidity, and results of operations.

Loss of our key management could result in a material adverse effect on our business.

    Our future success depends to a significant extent on the continued services of our senior management, particularly Messrs. Sawyer, Stowe, and Partlow. We do not maintain "key person" life insurance for any of our personnel. The loss of the services of our senior managers, or other key employees, could have a material adverse effect on our business, financial condition, liquidity, and results of operations.

    In addition, we depend on our account executives to attract borrowers by, among other things, developing relationships with other financial institutions, mortgage companies and brokers, real estate agents and brokers, corporations, and others. These relationships lead to repeat and referral business. The market for skilled account executives is highly competitive. Competition for qualified account executives may lead to increased hiring and retention costs. If we are unable to attract or retain a sufficient number of skilled account executives at manageable costs, our business, financial condition, liquidity, and results of operations could be materially and adversely affected.

Dependence on independent brokers and correspondents.

    We depend, to some extent, on brokers and correspondents for our originations and purchases of mortgage loans. Our brokers and correspondents are not contractually obligated to do business with us. Further, our competitors also have relationships with our brokers and correspondents, and actively compete with us in our efforts to expand our broker and correspondent networks. Accordingly, we cannot assure you that we will be successful in maintaining our existing relationships or expanding our broker and correspondent networks, the failure of which could have a material adverse affect on our business, financial condition, liquidity, and results of operations.

We are dependent on a few correspondents for a significant portion of our correspondent business, the loss of which could adversely affect our business.

    Our total loan purchases from correspondents, historically, have been highly concentrated. Our top three correspondents accounted for approximately 42% of our correspondent loan volume and 19% of our total volume through the six months ended June 30, 2001. If we cannot purchase a comparable volume of loans from our other correspondents, or if our relationship with any other significant correspondent were to decline, our business, financial condition, liquidity, and results of operations could be materially and adversely affected.

We may be required to pay federal and state income taxes even though we produce a loss for financial reporting purposes.

    We now classify our securitizations as financings for the purposes of financial reporting. For tax purposes, the securitizations will be treated as a sale of the loans to one or more real estate mortgage investment conduits, or REMICs. As a result, we may recognize a gain on the sale of the loans for tax purposes even though for financial reporting purposes we will recognize income and expense over the lives of the related mortgages. The result of the differing tax and financial reporting requirements will result in the creation of a deferred tax asset and may result in the creation of a tax liability in periods where, for financial reporting purposes, we report a net loss.

    As a result of securitizing our mortgage loans in a REMIC, for tax purposes, we may own interests in residuals that generate "excess inclusion income." According to Internal Revenue Service regulations, all excess inclusion income related to securitization residual interests retained by us will be subject to federal tax in the current period regardless of other current period losses or net operating loss carryovers otherwise available to offset regular taxable income. Accordingly, due to our receipt of

"excess inclusion income", we may be required to pay income taxes in periods where we are operating at a loss for financial reporting purposes or for tax purposes.

Our business may be significantly affected by the economy of California, where we conduct a significant amount of business.

    For the first six months of 2001, approximately 22% of the mortgage loans we originated or purchased were secured by property in California. An overall decline in the economy or the residential real estate market, or the occurrence of a natural disaster that is not covered by standard homeowners' insurance policies, such as an earthquake, in California could adversely affect the value of mortgaged premises in California and increase the risk of delinquency, foreclosure, bankruptcy, or loss on mortgage loans in our portfolio. This would negatively affect our ability to purchase, originate, and securitize mortgage loans, which could have a material adverse effect on our business, financial condition, liquidity, and results of operations.

We are exposed to environmental liabilities with respect to properties to which we take title.

    In the course of our business, we may foreclose and take title to residential properties, and could be subject to environmental liabilities with respect to these properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation, and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances, or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. Moreover, as the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. If we ever become subject to significant environmental liabilities, our business, financial condition, liquidity, and results of operations could be materially and adversely affected.

Our dependence on information systems may result in problems.

    We rely on communications and information systems to conduct our business. As we implement our growth strategy and increase our volume of loan production over the Internet, that reliance will increase. Any failure or interruption or breach in security of our information systems or third-party information systems on which we rely could cause underwriting or other delays and could result in fewer loan applications being received. Any such failure, interruption, or compromise of our systems or security measures we employ could affect our flow of business and, if prolonged, could harm our reputation. We cannot assure you that possible failures or interruptions have been adequately addressed by us or the third parties on which we rely, or that any such failures or interruptions will not occur. The occurrence of any failures or interruptions could have a material adverse effect on our business, financial condition, liquidity, and results of operations.

Some provisions of our certificate of incorporation and bylaws may deter takeover attempts, which may limit the opportunity of our stockholders to sell their shares at a favorable price.

    Some of the provisions of our amended and restated certificate of incorporation (our charter), and bylaws could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders by providing them with the opportunity to sell their shares at a premium to the then market price.

    Three classes of directors.  Additionally, our board of directors is divided into three classes. The term of the first class expires at the 2002 annual meeting, the term of the second class expires the following year, and the third class's term expires in 2004. At each annual meeting, the terms of one-third of the directors will expire, and new directors will be elected to serve three years. It will take at least two annual meetings to effectuate a change in control of the board of directors because a majority of the directors cannot be elected at a single meeting. This extends the time required to effect a change in control of the board of directors and may discourage hostile takeover bids.

    We may Issue Preferred Stock Without Stockholder Approval, with Rights and Preferences Adverse to the Voting Power or Other Rights of Holders of our Common Stock. Our charter authorizes the board of directors to issue up to 1,000,000 shares of preferred stock. The preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the board of directors without further action by stockholders. These terms may include voting rights, including the right to vote as a series on particular matters, preferences as to dividends and liquidation, conversion and redemption rights and sinking fund provisions. No shares of preferred stock are currently outstanding and we have no present plans for the issuance of any preferred stock. The issuance of any preferred stock, however, could materially adversely affect the rights of holders of our common stock, and therefore could reduce its value. In addition, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, or sell assets to, a third party. The ability of the board of directors to issue preferred stock could make it more difficult, delay, discourage, prevent or make it more costly to acquire or effect a change in control, thereby preserving the current stockholders' control.

    Advanced Notice Bylaw.  Our bylaws contain provisions regulating the introduction of business at annual stockholders' meetings by anyone other than the board of directors.

There is no public market for our shares of common stock.

    There has been no prior public market for our common stock. Although an application has been made to list our common stock on the Nasdaq National Market, an active public market for our common stock may not develop or be sustained. The price at which our common stock will trade after may be lower than the price of our stock is sold by the selling stockholder. Market prices for our common stock will be influenced by a number of factors, including:

  •
  variations in quarterly operating results;

  •
  changes in financial estimates by securities analysts;

  •
  announcements by us or our competitors of significant contracts, acquisitions, strategic relationships, joint ventures or capital commitments;

  •
  the depth and liquidity of the market for our common stock;

  •
  investor perceptions of our company and the sub-prime and non-conforming industry generally; and

  •
  general economic and other conditions.

We do not intend to pay dividends.

    We currently intend to retain any future earnings to finance operations and expand our business and, therefore, do not expect to pay any cash dividends in the foreseeable future. See "Dividend Policy."

Future sales of our common stock could have an adverse effect on our stock price.

    Future sales of common stock by our stockholders or us could adversely affect the market price of our common stock. Currently 28,050,100 shares of our common stock are outstanding. We have also issued warrants and options to purchase up to 3,785,000 shares of our common stock. All of the shares of common stock underlying these options and warrants are being registered pursuant to the registration statement of which this prospectus is a part, and will be freely tradable without restriction under the Securities Act, assuming they are not held by our affiliates. In addition, we intend to file a registration statement under the Securities Act as promptly as possible after the registration statement, of which this prospectus is part, is declared effective to register the 815,000 shares to be issued pursuant to our 2001 Stock Incentive Plan, the 1,000,000 shares of our common stock to be issued pursuant to our 2001 Employee Stock Purchase Plan, and the 1,000,000 shares of our common stock to be issued as matching contributions for our 401(k) plan. We expect this registration statement to become effective immediately upon filing.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

    We make forward-looking statements in this prospectus that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, liquidity, results of operations, plans, and objectives. They also include statements concerning projections of revenues, income or loss, earnings or loss, capital expenditures, dividends, capital structure, or other financial terms. Statements regarding the following subjects are forward-looking by their nature:

  •
  our business strategy;

  •
  our understanding of our competition;

  •
  market trends;

  •
  projected capital expenditures; and

  •
  the impact of technology on our products, operations, and business;

    The forward-looking statements are based on our beliefs, assumptions, and expectations of our future performance, taking into account the information currently available to us. These beliefs, assumptions, and expectations can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity, and results of operations may vary materially from those expressed in our forward-looking statements. You should carefully consider this risk when you make an investment decision in the common stock, along with the following factors that could cause actual results to vary from our forward-looking statements:

  •
  the factors referenced in this prospectus, including those set forth under the sections captioned "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business";

  •
  general volatility of the capital markets and the market price of our common stock;

  •
  changes in our industry, interest rates, or the general economy; and

  •
  the degree and nature of our competition.

    When we use the words "believe," "expect," "anticipate," "estimate," or similar expressions, we intend to identify forward-looking statements. You should not place undue reliance on these forward-looking statements.

USE OF PROCEEDS

    We will not receive any proceeds from the sale of common stock by the selling stockholders. We may receive proceeds upon the exercise of warrants and options. The warrants and options, however, have an exercise option that allows the holder to exercise the warrants or options, as the case may be, without paying the exercise price in cash but rather with our shares. Any net proceeds that we receive will be used for general corporate purposes, including working capital for our business. Pending any such uses, we intend to invest any net proceeds in short-term, interest-bearing, investment grade securities.

DETERMINATION OF OFFERING PRICE

    The selling stockholders, not us, are selling the shares being registered herein. This prospectus is part of a registration statement that permits the selling stockholders to sell their shares on a continuous or delayed basis in the future. Accordingly, the selling stockholders may elect to sell their shares when the registration statement becomes effective, or they may elect to sell some or all of their shares at a later date. Upon the effectiveness the registration statement of which this prospectus is a part, we expect our common stock will be listed on Nasdaq National Market under the symbol SAXN.

DIVIDEND POLICY

    We do not expect to pay any cash dividends for the foreseeable future. We currently intend to retain any future earnings to finance our operations and growth. Our current credit facilities impose limitations on payment of both dividends and distributions. Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent on earnings, financial condition, operating results, capital requirements, contractual restrictions, and other factors that our board of directors deems relevant.

CAPITALIZATION

    The following table sets forth: (1) our debt and capitalization as of June 30, 2001, (2) adjustments to give effect to the sale of 28,050,100 shares in the 144A Offering, as well as the application of the net proceeds of that offering, and (3) our debt and capitalization as of June 30, 2001, as adjusted by (1) and (2). You should read the following table in conjunction with the section captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited financial statements and related notes included elsewhere in this prospectus.

	June 30, 2001
	Actual	Offering Adjustments	As Adjusted
Debt:
Note payable	$—	$25,000	$25,000

Total debt	$—	$25,000	$25,000

Stockholders' equity:
Common stock, no par value per share, stated value $1 per share, 100 shares authorized, issued and outstanding (actual) (a)	—	—	—
Common stock, $0.01 par value per share, 100,000,000 shares authorized; 28,050,100 shares issued and outstanding (as adjusted) (b)	—	281	281
Additional paid-in capital	—	258,619	258,619
Retained earnings	—	—	—

Total stockholders' equity	—	268,900	258,900

Total debt and capitalization	$—	$288,900	$283,900

(a)
Common stock of SCI Services.

(b)
Common stock of Saxon Capital, Inc., which was incorporated on April 23, 2001. The number of shares issued and outstanding excludes 815,000 shares reserved for future issuance pursuant to our 2001 Stock Incentive Plan, 1,000,000 shares reserved for future issuance pursuant to our Purchase Plan, 1,000,000 shares reserved for future issuance pursuant to our 401(k) Plan, options to purchase 2,185,000 shares granted pursuant to our 2001 Stock Incentive Plan, options to purchase 400,000 shares granted to non-employee directors, and 1,200,000 shares reserved for issuance upon the exercise of the warrants issued to Friedman, Billings and Ramsey & Co., Inc.

SELECTED FINANCIAL DATA

    The following selected financial data as of December 31, 2000 and 1999 and for the years ended December 31, 2000, 1999, and 1998 have been derived from our audited consolidated financial statements, which have been audited by independent auditors, and are included elsewhere in this prospectus. The selected financial data as of December 31, 1998, as of December 31, 1997 and for the year then ended, and as of December 31, 1996 and for the period May 14, 1996 (date of inception) through December 31, 1996 have been derived from our audited financial statements, not included in this prospectus.

    The following selected financial data for the six months ended June 30, 2001 and 2000 and as of June 30, 2001 have been derived from our unaudited consolidated financial statements, included elsewhere in this prospectus. The selected financial data for July 5, 2001 has been derived from our unaudited consolidated financial records. These financial statements include all adjustments, consisting of normal recurring adjustments, which we consider necessary for a fair presentation of our financial position and results of operations for these periods. Operating results for the six months ended June 30, 2001 are not necessarily indicative of results that we will achieve in the future.

    You should read the information below along with all other financial information and analysis presented in this prospectus, including the sections captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Unaudited Pro Forma Consolidated Financial Information" and our consolidated financial statements and related notes included elsewhere in this prospectus.

    Historically, we sold our mortgage loans, while retaining certain residual interests, through securitizations structured as sales, with a corresponding one-time recognition of gain or loss, under GAAP. See "Business—Securitization and Financing." As of July 6, 2001, we will structure our securitizations as financing transactions. Accordingly, following a securitization, the mortgage loans will remain on our balance sheet, and the securitization indebtedness will replace the warehouse debt associated with the securitized mortgage loans. We will record interest income on the mortgage loans and interest expense on the securities issued in the securitization over the life of the securitization, and will not recognize a gain or loss upon completion of the securitization. This accounting treatment will more closely match the recognition of income with the actual receipt of cash payments, and is expected to decrease our earnings volatility compared to those companies that structure their securitizations as sale transactions for GAAP purposes. This change may significantly impact our future results of operations compared to our historical results. Therefore, our historical results and management's discussion of such results may not be indicative of our future results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Supplemental Portfolio Financial Data."

SELECTED FINANCIAL DATA

	June 30, 2001		July 5, 2001	December 31,
	Actual	As Adjusted(1)	As Adjusted(1)	2000	1999	1998	1997	1996
	($ in thousands)
Balance Sheet Data:
Mortgage loans held for sale, net	$639,082	$654,845	$669,680	$105,214	$123,609	$139,283	$89,088	$66,721
Interest-only residual assets	304,819	—	—	298,415	346,675	281,898	189,123	58,451
Mortgage servicing rights, net	41,859	41,859	41,614	47,834	40,416	34,523	23,132	8,659
Subordinate bonds	13,407	—	—	13,597	27,019	41,019	—	—
Servicing related advances(2)	89,224	89,224	84,199	32,957	28,735	15,735	6,621	4,604
Total assets	1,133,435	892,536	929,788	572,408	640,432	600,321	397,536	222,633
Total liabilities	817,438	633,636	669,460	228,871	294,775	311,410	186,844	132,987
Stockholder's equity	315,997	258,900	260,288	343,537	345,657	288,911	210,692	89,646

	Six Months Ended June 31,		Year Ended December 31,
	2001	2000	2000	1999	1998	1997	1996(3)
	($ in thousands)
Operating Data:
Interest income	$14,419	$18,611	$34,444	$45,818	$35,794	$34,128	$10,017
Interest expense	(10,962)	(11,996)	(24,875)	(21,342)	(18,817)	(20,975)	(9,647)

Net Interest Income	3,457	6,615	9,569	24,476	16,977	13,153	370
Provision for loan loss	(7,632)	(2,324)	(6,403)	(9,107)	(4,363)	(1,912)	(339)
Gain on securitizations	32,754	26,427	79,234	98,369	76,277	69,749	42,224
Servicing income, net of amortization	14,589	12,921	24,885	15,984	10,237	6,893	2,867

Total net revenues	$43,168	$43,621	$107,285	$129,722	$99,128	$89,920	$45,072
Total expenses (4)	89,831	144,333	179,889	71,846	79,712	42,220	14,610

Income (loss) before taxes	(46,663)	(100,712)	(72,604)	57,876	19,416	47,700	30,462
Income tax (benefit) expense	(19,123)	(38,744)	(24,084)	21,228	7,398	17,654	11,230

Net income (loss)	(27,540)	(61,968)	$(48,520)	$36,648	$12,018	$30,046	$19,232

Other Data:
Total mortgage loan originations(5)	$1,204,467	$1,042,979	$2,088,503	$2,234,512	$2,137,958	$1,826,691	$737,026
Wholesale originations(5)	452,649	384,208	712,746	1,011,652	801,634	520,451	347,862
Retail originations(5)	192,569	134,909	233,753	174,611	106,544	22,845	—
Correspondent originations(5)	559,249	523,862	1,142,004	1,048,249	1,229,780	1,283,395	389,164
Mortgage loans securitized	660,772	1,017,281	2,098,659	2,679,556	2,349,035	2,300,180	693,119
Total serviced assets(6)	6,319,811	5,254,126	5,588,598	4,803,812	3,578,946	2,482,385	1,902,050
Total managed assets(7)	5,558,036	4,885,159	5,261,564	4,384,851	2,996,335	1,582,127	617,350
Average principal balance per loan serviced	$95	$93	$93	$95	$98	$104	$108
Number of retail branches at period end	16	15	16	14	14	2	—
Average number of wholesale account executives(6)	103	103	99	115	91	43	27
Ratios:
Debt to equity	2.5x	.6x	.5x	.7x	.9x	.8x	1.4x
Equity to managed assets	5.8%	7.1%	7.1%	9.4%	12.5%	19.2%	29.0%
Return on average equity(9)	(16.7)%	(36.7)%	(14.1)%	11.6%	5.1%	22.1%	34.9%
Return on average assets(9)	(6.5)%	(20.2)%	(8.0)%	5.9%	2.4%	9.7%	13.3%
Operating expenses as a percentage of total serviced assets(7)	2.8%	5.5%	1.3%	1.3%	1.4%	1.7%	1.7%
Asset Quality Data:
60+ delinquent loan percentage(8)(12)	11.1%	8.2%	10.6%	8.4%	5.9%	4.4%	1.0%
Annual security losses as a percentage of total managed assets(7)(12)	1.2%	0.8%	0.8%	0.6%	0.1%	0.2%	0.0%
Total portfolio prepayment speed CPR(9)(12)	28.7%	23.9%	25.1%	32.8%	38.4%	43.8%	36.8%

(1)
The "As Adjusted" balance sheet data has been calculated giving effect to (1) the purchase of SCI Services from Dominion Capital (which excludes any of SCI Services's historical goodwill or tax liabilities, or any of the interest-only residual assets and related hedges, capitalized prepayment penalties, or subordinate bonds SCI Services retained in securitizations that occurred before our purchase), (2) the offering of 28,000,000 shares of common stock and application of the proceeds after deducting FBR's discount, and an estimated $2 million of offering and acquisition expenses, and (3) 50,000 shares sold by us directly to Messrs. Sawyer, Stowe, and Partlow at a price of $10.00 per share. See "Unaudited Pro Forma Consolidated Financial Information."

(2)
During the first six months of 2001, we changed the method of recording advances and recoveries from the securitizations from a net basis to a gross basis.

(3)
For the period from May 14, 1996 (the date Dominion Capital purchased SCI Services) to December 31, 1996.

(4)
In 2000, residual losses included a $106.5 million impairment adjustment, primarily related to a change in the discount rate used to value residuals and servicing rights.

(5)
Excludes premiums paid on loans.

(6)
Includes all mortgage loans serviced, including third party servicing.

(7)
Includes only loans that we originated or purchased for which we retain some credit risk.

(8)
Includes area and regional sales management positions.

(9)
Data for the six-month periods ended June 30, 2001 and 2000 have been annualized.

(10)
60+ delinquent loans are loans that are 60 or more days delinquent, foreclosed, or held by a borrower who has declared bankruptcy.

(11)
The constant prepayment rate (CPR) means a prepayment assumption which represents a constant assumed rate of prepayment each month relative to the then outstanding principal balance of a pool of mortgage loans for the life of such mortgage loans.

(12)
Includes only managed assets.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

    The following unaudited pro forma consolidated financial information sets forth (1) our unaudited consolidated balance sheet as of June 30, 2001 and July 5, 2001, (2) adjustments to give effect to the assignment to Dominion Capital of interest-only residual assets and related hedges, and subordinate bonds that SCI Services retained in securitizations that occurred before our purchase, the elimination of historical goodwill, and the payment of all current and deferred tax liabilities, (3) the unaudited consolidated balance sheet of SCI Services before the purchase by us, (4) adjustments to give effect to the purchase by us of SCI Services, the sale of 28,050,100 shares of our common stock in the 144A Offering, as well as the application of the estimated net proceeds of that offering, and (5) our unaudited pro forma consolidated balance sheet as of June 30, 2001 and July 5, 2001, as adjusted by (2) and (4). Pro forma statements of operations for the year ended December 31, 2000, for the six months ended June 30, 2001 and period ended July 5, 2001 have not been included, because the only adjustments affecting the statement of operations primarily relate to those assets and liabilities that are being retained by Dominion Capital.

    You should read our unaudited pro forma financial information in conjunction with our consolidated financial statements and the notes thereto contained elsewhere in this prospectus. The unaudited pro forma financial information is presented for information purposes only, and may not reflect our future results of operations or our financial position. The unaudited pro forma adjustments are based on available information and upon assumptions that we believe are reasonable, and assume the acquisition of SCI Services, the 144A Offering, and our formation took place on June 30, 2001.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
June 30, 2001
($ in thousands)

	Saxon Capital, Inc.	SCI Services	SCI Services Assignment Adjustments		Balance Sheet Prior to Purchase of SCI Services	Purchase and Offering Adjustments		Combined Pro Forma
Assets:
Cash	$—	$1,998			$1,998	$87,086	(d)	$89,084
Accrued interest receivable	—	3,736			3,815			3,736
Mortgage loans held for sale, net of loan loss reserve	—	639,082			639,253	15,763	(c)	654,845
Interest-only residual assets	—	304,819	(304,819	)(a)	—			—
Subordinate bonds	—	13,407	(13,407	)(a)	—			—
Mortgage servicing rights, net	—	41,859			41,859			41,859
Servicing related advances	—	89,224			89,224			89,224
Furniture, fixtures and equipment, net	—	12,881			12,881	(7,043	)(c)	5,834
Goodwill, net	—					2,934	(c)	2,934
Prepaid expenses	—	1,361			1,361			1,361
Income tax asset	—	21,413	(21,413	)(b)	—	—		—
Other assets	—	3,655			3,655			3,665

Total assets	$—	$1,133,435	$(339,639)		$793,796	$98,740		$892,536

Liabilities and Stockholders' Equity
Liabilities:
Accrued interest payable	$—	$1,558			$1,558			$1,558
Payroll related liabilities	—	4,017			4,017			4,017
Warehouse financing facilities	—	598,915			598,915			598,915
Note payable	—	—	—		—	25,000	(d)	25,000
Due to Dominion Capital	—	177,147	(187,283	)(a)	—	196,814	(c)	—
			10,136	(b)		(196,814	)(d)
Income tax liability	—	—			—			—
Deferred tax liability	—	31,549	(31,549	)(b)	—			—
Other liabilities	—	4,252	(106	)(a)	4,146			4,146

Total liabilities	—	817,438	(208,802)		608,636	25,000		633,636

Stockholders' Equity:
Common stock	—	—	—		—	281	(d)	281
Additional paid-in capital	—	294,113	(108,953	)(a)	185,160	(185,160	)(c)	258,619
						258,619	(d)
Retained earnings	—	21,884	(21,884	)(a)	—	—		—

Total stockholders' equity	—	315,997	(130,837)		185,160	73,740		258,900

Total liabilities and stockholders' equity	$—	$1,133,435	$(339,639)		$793,796	$98,740		$892,536

See accompanying notes to unaudited pro forma consolidated financial information.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
($ in thousands, except per share data)

    On July 6, 2001, Saxon Capital, Inc. purchased 100% of the capital stock of SCI Services, Inc. from Dominion Capital. For purposes of preparing the unaudited pro forma consolidated financial information, we have made the following adjustments to the historical balance sheet of Saxon as of June 30, 2001:

    (a) Adjustment reflects the retention of $304,819 of interest-only residual assets and related hedges and $13,407 of subordinate bonds. Dominion Capital and Saxon entered into an agreement pursuant to which Saxon will continue to service the mortgage loans related to these residual assets and will assist Dominion Capital in the reporting of these residual assets. The proceeds of this transaction was first applied to eliminate the $187,283 due to Dominion Capital and the remaining $130,837 was recorded as a dividend or distribution payable to Dominion Capital and applied first to reduce retained earnings by $21,884 and then to reduce additional paid-in capital by $108,953. In addition, adjustment of $106 to reduce intercompany accounts payable between Dominion Capital and Saxon.

    (b) Adjustment reflects the payment of all federal and state income tax liabilities as of June 30, 2001. These payments are paid by Dominion Capital and reimbursed by SCI Services through the due to Dominion Capital account. In connection with the sale, all tax liabilities become currently payable because, for tax purposes, the sale by Dominion Capital was treated as an asset sale under §338(h)(10) of the Internal Revenue Code of 1986, as amended.

    (c) Adjustment reflects the purchase of SCI Services by Saxon for the adjusted net book value of SCI Services of $185,160 based on June 30, 2001 balances plus a $11,654 premium for a total purchase price of $196,814. The pro forma allocation of the $11,654 premium in excess of historical net book value of assets and liabilities acquired is as follows:

Fair value adjustment—mortgage loans held for sale	$15,763
Fair value adjustment—furniture, fixture, equipment, net	(7,043)
Fair value adjustment—goodwill	2,934

Total	$11,654

    (d) Adjustment reflects the results of the offering of 24,311,828 shares at $10.00 per share, net of $19,018 offering and acquisition costs ($17,018 in initial purchaser discount and $2,000 in estimated legal and other professional fees), and 3,688,172 shares at $9.30 per share, and the sale of 50,000 shares at $10.00 per share to Messrs. Sawyer, Stowe, and Partlow. If this offering had been completed on June 30, 2001, the proceeds would have been applied as follows:

Net proceeds from offerings	$258,900
Note payable	$25,000
Acquisition of SCI Services from Dominion Capital	$(196,814)

Net remaining proceeds applied to cash	$87,086

    (e) Adjustment reflects the addition of a $25 million note payable to Dominion Capital due in full in July 2006. Interest will accrue on the outstanding principal balance of the note at a rate of 8% per annum. SCI Services may elect not to pay interest due before September 30, 2004 and interest that SCI Services elects not to pay will be added to the principal amount of this note. If this note had been in place for the entire year ended December 31, 2000 and for the six months ended June 30, 2001, the interest expense to Saxon would have been $2 million and $1 million, for the periods, respectively.

    (f)  The existing bank credit facilities of SCI Services terminated in connection with the acquisition and new bank credit facilities were negotiated for Saxon. No adjustment has been made to anticipate the terms of such new facilities.

    (g) The issuance of warrants to purchase 1,200,000 shares of common stock to the initial purchaser had no impact on the accompanying unaudited pro forma consolidated balance sheet because the fair value of the warrants is an additional cost attributable to issuance of stock which reduces the net proceeds and is offset by a credit to additional paid-in capital for the fair value of the warrants.

UNAUDITED CONSOLIDATED BALANCE SHEET
July 5, 2001
($ in thousands)

	Saxon Capital, Inc.	SCI Services, Inc.	Assignment Adjustments		Balance Sheet Prior to Purchase of SCI Services	Purchase and Offering Adjustments		Consolidated July 5, 2001
Assets:
Cash and equivalents	—	2,999			2,999	$113,481	(d)	$116,480
Accrued interest receivable		3,869			3,869			3,869
Mortgage loans held for sale, net of loan loss reserve	—	653,917			653,917	15,763	(e)	669,680
Interest-only residual assets	—	305,349	(305,349	)(a)	—			—
Subordinate bonds	—	13,413	(13,413	)(a)	—			—
Mortgage servicing rights, net	—	41,614			41,614			41,614
Servicing related advances	—	84,199			84,199			84,199
Furniture, fixtures and equipment, net	—	13,074			13,074	(7,043	)(c)	6,031
Goodwill, net	—					2,949	(c)	2,949
Prepaid expenses	—	1,779			1,779			1,779
Income tax asset	—	3,499	(3,499	(b)	—	—		—
Other assets	—	1,470			1,470	1,677	(d)	3,147

Total assets	—	$1,125,182	$(322,261)		$802,921	$126,827		$929,748

Liabilities and Stockholders' Equity
Liabilities:
Accrued interest payable	—	$1,428			$1,428			$1,428
Payroll related liabilities	—	5,421			5,421			5,421
Warehouse financing facilities	—	631,036			631,036			631,036
Note payable	—	—	—		—	25,000	(d)	25,000
			(162,796	)(a)
Due to Dominion Capital	—	155,147	7,649	(b)	—	170,130	(c)	—
			(11,148	)(b)		(170,130	)(d)
Deferred tax liability	—	11,148			—			—
Other liabilities	—	6,977	(402	)(a)	6,575			6,575

Total liabilities	—	811,157	(166,697)		644,460	25,000		669,460

Stockholders' Equity:
Common stock		—	—		—	281	(d)	281
Additional paid-in capital	—	294,113	(135,652	)(a)	158,461	(158,461	)(c)	260,007
						260,007	(d)
Retained earnings	—	29,912	(19,912	)(a)	—	—		—

Total stockholders' equity	—	314,025	(155,564)		158,461	101,827		260,288

Total liabilities and stockholders' equity	—	$1,125,182	$(322,261)		$802,921	$126,827		$929,748

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL INFORMATION
($ in thousands, except per share data)

    On July 6, 2001, Saxon Capital, Inc. purchased 100% of the capital stock of SCI Services, Inc. from Dominion Capital. For purposes of preparing the unaudited pro forma consolidated financial information, we have made the following adjustments to the historical balance sheet of Saxon as of July 5, 2001:

    (a) Adjustment reflects the retention of $305,349 of interest-only residual assets and related hedges and $13,413 of subordinate bonds. Dominion Capital and Saxon have entered into an agreement pursuant to which Saxon will continue to service the mortgage loans related to these residual assets and will assist Dominion Capital in the reporting of these residual assets. The proceeds of this transaction will first be applied to eliminate the $162,796 due to Dominion Capital and the remaining $155,564 will be recorded as a dividend or distribution payable to Dominion Capital and applied first to reduce retained earnings by $19,912 and then to reduce additional paid-in capital by $135,652.

    (b) Adjustment reflects the payment of all federal and state income tax liabilities as of July 6, 2001. These payments are paid by Dominion Capital and reimbursed by SCI Services through the due to Dominion Capital account. In connection with the sale, all tax liabilities become currently payable because, for tax purposes, the sale by Dominion Capital is treated as an asset sale under §338(h)(10) of the Internal Revenue Code of 1986, as amended.

    (c) Adjustment reflects the purchase of SCI Services by Saxon for the adjusted net book value of SCI Services of $158,461 based on July 5 2001 balances plus a $11,669 premium for a total purchase price of $170,130. The estimated pro forma allocation of the $11,669 premium in excess of historical net book value of assets and liabilities acquired is as follows:

Fair value adjustment—mortgage loans held for sale	$15,763
Fair value adjustment—furniture, fixture, equipment, net	(7,043)
Fair value adjustment—goodwill	2,949

Total	$11,669

    (d) Adjustment reflects the results of the offering of 24,311,828 shares at $10.00 per share, net of $19,018 offering and acquisition costs ($17,018 in initial purchaser discount and $612 in legal and other professional fees), and 3,688,172 shares at $9.30 per share, and the sale of 50,100 shares at $10.00 per share to Messrs. Sawyer, Stowe, and Partlow.

Net proceeds from offerings	$260,288
Net remaining cash due from Dominion	(1,677)
Note payable	25,000
Acquisition of SCI Services from Dominion Capital	(170,130)

Net remaining proceeds applied to cash	$113,481

    (e) Adjustment reflects the addition of a $25 million note payable to Dominion Capital due in full in July 2006. Interest will accrue on the outstanding principal balance of the note at a rate of 8% per annum. SCI Services may elect not to pay interest due before September 30, 2004 and interest that SCI Services elects not to pay will be added to the principal amount of this note. If this note had been in place for the entire year ended December 31, 2000 and for the six months ended July 5, 2001, the interest expense to Saxon would have been $2 million and $1 million, for the periods, respectively.

    (f)  The existing bank credit facilities of SCI Services terminated in connection with the acquisition and new bank credit facilities were negotiated for Saxon. No adjustment has been made to anticipate the terms of such new facilities.

    (g) The issuance of warrants to purchase 1,200,000 shares of common stock to the initial purchaser had no impact on the accompanying unaudited pro forma consolidated balance sheet because the fair value of the warrants is an additional cost attributable to issuance of stock which reduces the net proceeds and is offset by a credit to additional paid-in capital for the fair value of the warrants.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    Management's discussion and analysis of financial condition, results of operations, liquidity, and capital resources contained within this prospectus is more clearly understood when read in conjunction with our consolidated financial statements and the related notes. The notes to the consolidated financial statements provide information about us and the basis of presentation used in this prospectus.

GENERAL

    We originate or purchase loans through three separate origination channels. Our wholesale channel originates or purchases loans through our network of approximately 2,900 brokers throughout the country. Our retail channel originates mortgage loans directly to borrowers through our retail branch network of 16 locations. Our correspondent channel purchases mortgage loans from approximately 350 correspondents following a complete re-underwriting of each mortgage loan. Once a loan is purchased or originated, our wholly-owned subsidiary, Meritech, begins the process of performing the day-to-day administrative services for the loan. These activities are called "servicing" in the industry. Meritech seeks to ensure that the loan is repaid in accordance with its terms.

    Initially, we finance each of our mortgage loans under one or more of several different secured and committed warehouse financing facilities. We then securitize our mortgage loans and pay off the associated warehouse borrowings. Historically our securitizations were structured as a sale of the loans, with a corresponding one-time recognition of gain or loss, under GAAP. As a result of this accounting treatment, the mortgage loans were removed from our balance sheet except for certain residual interests we retained in our securitizations. See "Business—Securitization and Financing." Since May 1996, we have securitized approximately $9.5 billion in mortgage loans through our quarterly securitization program. As of July 6, 2001, we structure our securitizations as financing transactions. Accordingly, following a securitization, the mortgage loans remain on our balance sheet, and the securitization indebtedness replaces the warehouse debt associated with the securitized mortgage loans. We now record interest income on the mortgage loans and interest expense on the securities issued in the securitization over the life of the securitization, instead of recognizing a gain or loss upon completion of the securitization. This change to "portfolio-based" accounting will significantly impact our future results of operations compared to our historical results. Therefore, our historical results and management's discussion of such results may not be indicative of our future results. This accounting treatment, however, more closely matches the recognition of income with the actual receipt of cash payments on individual loans, and is expected to decrease our earnings volatility compared to structuring securitizations as sales for GAAP purposes. See "—Supplemental Portfolio Financial Data."

CERTAIN ACCOUNTING CONSIDERATIONS

  Accounting for Securitizations Structured as Sales

    Before July 6, 2001, we sold our mortgage loans, while retaining certain residual interests, through securitizations structured as sales of the mortgage loans, with a corresponding one-time recognition of gain or loss under GAAP. In these securitizations, we sold our loans to a special-purpose corporation for a cash purchase price. The special-purpose corporation, in turn, financed the purchase of the pool of loans by selling securities or bonds, which represented undivided ownership interests in a trust to which the special-purpose corporation had transferred the pool of mortgage loans in exchange for the securities. Holders of the securities were entitled to receive monthly distributions of all principal received on the underlying mortgages and a specified amount of interest, as determined at the time of the trust offering.

    When we sold a pool of loans to a securitization trust, we received the following economic interests in the trust: (1) the difference between the interest payments due on the mortgage loans sold to the trust, net of realized losses on the loans, other trust-related fees, and the interest payments made to the security-holders, represented by interest-only residual assets (I/Os); and (2) the right to service the loans on behalf of the trust and to earn a servicing fee paid out of interest collections, as well as to earn other ancillary servicing-related fees directly from the borrowers on the underlying loans.

    Our net investment in the pool of loans sold at the date of securitization represented the amount originally paid to originate or purchase the loans, adjusted for the principal payments received during the period we held the loans before their securitization. Any corresponding derivatives used to hedge these loans are recorded as distinct assets and liabilities with changes in the fair value recorded in the consolidated statement of operations. See "—Interest Rate Risk Management."

    Upon securitization of a pool of loans, we have historically recognized a gain on sale of loans equal to the difference between cash received from the trust and the investment in the loans remaining after the allocation of portions of that investment to record retained interests from the securitization in the form of I/Os or mortgage servicing rights (MSRs).

    As of July 6, 2001, our securitizations continue to be structured legally as sales, but for accounting purposes are financings under Statement of Financial Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a Replacement of FASB Statement No. 125 (SFAS No. 140). Accordingly, the loans will remain on our balance sheet, retained interests are not created, and securitization indebtedness will replace warehouse debt originally associated with the securitized mortgage loans. We record interest income on the mortgage loans and interest expense on the issued securities, as well as contract servicing fees and ancillary fees related to servicing, over the life of the securitization, and we will not recognize a gain or loss upon completion of the securitization. This may result in material differences in expected future results from operations as compared to our historical results.

  Interest-Only Residual Assets, and Mortgage Servicing Rights

    Prior to July 6, 2001, the I/Os we retained upon the securitization of a pool of loans were accounted for as trading investments. The amount initially allocated to the I/Os at the date of a securitization reflected the allocated original basis on fair value of those interests. The amount recorded for the I/Os was reduced for distributions on I/Os, which we received from the related trust, and was adjusted for changes in the fair value of the I/Os, which were reflected in our consolidated statements of operations. Because there is not a highly liquid market for these assets, we estimated the fair value of the I/Os primarily based upon discount, prepayment and default (frequency and severity) rates we estimate that another market participant would use to purchase the I/Os. The estimated market assumptions were applied based upon the underlying loan portfolio grouped by loan types, terms, credit quality, interest rates, geographic location, and value of loan collateral, which are the predominant characteristics that affect prepayment and default rates.

    MSRs were initially recorded by similarly allocating the carrying amount of the initial loan asset, based on estimated fair value of the MSRs, I/Os, and the sold loans. To determine estimated fair value for MSRs, we used market assumptions that we believe another industry participant would use to purchase the MSR, including discount, prepayment and default rates, servicing costs and ancillary fees. The estimates of MSR fair value are also based on the stated terms of the serviced loans. The recorded value of the MSRs was amortized in proportion to, and over the period of the anticipated net cash flows from servicing the loans. MSRs were assessed periodically to determine if there had been any impairment to the recorded balance, based on fair value at the date of the assessment and by stratifying MSR using the methods used to group I/Os.

    Due to subsequent changes in economic and other relevant conditions, the actual rates of prepayments and defaults and the value of collateral generally differed from our initial estimates, and these differences were sometimes material. If actual prepayment and default rates were higher than those assumed, less mortgage servicing income would be expected, which adversely affected the value of the MSRs. Significant changes in prepayment speeds, delinquencies, and losses resulted in impairment of most MSRs, which were recorded in our consolidated statements of operations. Conversely, if actual prepayment and default rates were lower than those assumed, a greater amount of servicing income would be expected over the lives of the loans, which increased the value of the MSRs.

    In recording and accounting for I/Os, we made assumptions, which we believed reasonably reflected economic and other relevant conditions that affect fair value which were then in effect, about rates of prepayments, and defaults and the value of collateral. Due to subsequent changes in economic and other relevant conditions, the actual rates of prepayments and defaults and the value of the collateral generally differed from our initial estimates, and these differences were sometimes material. If actual prepayment and default rates were higher than previously assumed, the value of the I/Os would be impaired and the declines in fair value were recorded in our consolidated statements of operations. Conversely, if actual prepayment and default rates were lower than previously assumed, the value of the I/Os would be higher and the increases in fair value were recorded in our consolidated statements of operations.

    The I/Os and related hedges, and subordinate bonds we had recorded at July 5, 2001 were retained by Dominion Capital and will no longer be included on our balance sheet. We retained the MSRs, which will continue to be accounted for in the manner described in the preceding paragraphs. We will not record I/Os or subordinate bonds in securitizations that take place after July 5, 2001.

RESULTS OF OPERATIONS

  Six Months Ended June 30, 2001 compared to Six Months Ended June 30, 2000

General

    We reported a net loss of $27.5 million for the first six months of 2001 compared to a net loss of $55.6 million for the comparable period of 2000. The net loss in 2001 was primarily the result of the impairment of goodwill leading up to the divestiture of Saxon. The net loss in 2000 was primarily the result of the impairment of retained interests.

Net Revenues

    Net revenues decreased $0.4 million to $43.2 million for the first six months of 2001, from $43.6 million for the comparable period in 2000. The decrease in net revenues was primarily attributable to higher provision for loan loss offset by higher gain on securitizations.

    Net Interest Income.  Interest income primarily represents the sum of interest earned on mortgage loans in warehouse, and interest earned on cash collection balances. Interest expense includes the borrowing costs to finance mortgage loan originations and purchases under our credit facilities, and borrowings outstanding with Dominion Capital. The provision for mortgage loan loss includes expenses recorded for losses we incurred for defaults on loans held for sale before their securitization, and for losses incurred on certain defaulted loans repurchased from a securitization due to either noncompliance with certain representations and warranties or to decrease the level of delinquent loans in a securitization to release excess cash flow. We periodically evaluate the need for or the adequacy of reserves for credit losses on its loans. Any loan not eligible for securitization may be reserved for separately. In addition, we review the overall delinquency of the loans and determine the need for additional reserves. Reserve amounts are charged as a current period expense to operations.

    Net interest income decreased $8.5 million to a negative $4.2 million for the first six months of 2001, from a positive $4.3 million for the comparable period in 2000. This decrease was due to higher provision for loan losses in the first six months of 2001 due to higher delinquencies on mortgage loans held for sale and higher interest cost on our Dominion Capital borrowings.

    Net Production and Servicing Related Revenues.  Our mortgage loan originations and purchases increased $161.5 million to $1.2 billion for the first six months of 2001, from $1.0 billion for the comparable period in 2000. We sold $661 million during the first six months of 2001, compared to $1.0 billion during the first six months of 2000, as we delayed our second quarter securitization until the completion of the acquisition of SCI Services from Dominion Capital.

    The information relating to the gain on securitizations is shown on Table 1 below:

Table 1—Gain on Securitizations First Six Months 2001 compared to First Six Months 2000

	Six Months Ended June 30,
	2001	2000
	($ in thousands)
Principal balance of loans securitized	$660,772	$1,017,281
Gain on securitizations	$33,392	$29,063
Weighted average gain on securitization(1)	505	286
Premiums on loans securitized(2)	208	227
Securitization related costs(1)(2)	29	54

(1)
In basis points.

(2)
Includes, for example, underwriting, accounting, and legal costs, and Securities and Exchange Commission registration fees directly related to the securitizations and net hedge activity.

    The weighted average net gain on securitization increased in the first six months of 2001 compared to the same period in 2000 due to lower premiums on loans securitized, more effective pricing of the 2001 securitization, and a more favorable interest rate environment during the first six months of 2001. Our lower premiums on loans securitized in 2001 was a direct result of lower mortgage loan originations in our correspondent channel which typically carry higher premiums. Our more effective pricing of the 2001 securitizations was a result of a declining interest rate environment during the accumulation period for that securitization.

    Servicing income, net of servicing rights amortization, represents all contractual and ancillary servicing revenue we received. Servicing income, net of servicing rights amortization, increased $1.7 million to $14.6 million for the first six months of 2001, from $12.9 million for the comparable period in 2000. The increase in net servicing income was due primarily to an increase in the servicing portfolio and increased collection of ancillary servicing fees offset by higher amortization in 2001 compared to 2000. Servicing rights amortization was higher in 2001 compared to 2000 due primarily to lower interest rates in 2001 which resulted in higher prepayment of the mortgage loan portfolio. The information relating to the servicing income is shown on Table 2 below:

Table 2—Servicing Income First Six Months 2001 compared to First Six Months 2000

	Six Months Ended June 30,
	2001	2000
	($ in thousands)
Average servicing portfolio	$5,986,324	$5,027,741
Servicing income	$26,834	$22,957
Amortization of servicing rights	$6,900	$3,199
Servicing fees (annualized)(1)	52	49
Prepayment penalty income (annualized)(1)	27	29
Other servicing income of (annualized)(1)	18	13
Total servicing income (annualized)(1)	97	91
Amortization of servicing rights (annualized)(1)	23	13

(1)
In basis points.

    Our mortgage loan servicing portfolio increased $1.0 billion to $6.3 billion at June 30, 2001, from $5.3 billion at June 30, 2000. The increase was due primarily to the origination and purchase of mortgage loans, and acquisition of $235.2 million of third party servicing, partially offset by decreases caused by prepayments and losses.

    At June 30, 2001, Saxon-owned mortgage loans constituted approximately 87% of our loan servicing portfolio. The remainder of our servicing portfolio was made up of agency lenders (Ginnie Mae, Freddie Mac, and Fannie Mae), Dynex Capital, Inc., Credit Suisse First Boston, Greenwich Capital, Inc., and other investors.

Expenses

    Total expenses decreased $54.6 million to $89.8 million for the first six months of 2001, from $144.4 million for the comparable period in 2000. The decrease was primarily the result of the permanent impairment writedown during 2000 of our I/O's primarily related to an increase in discount rate to 17% from 12% at December 31, 1999 to reflect changes in market discount rates.

    Payroll and Related Expenses.  Payroll and related expenses include salaries, benefits, and payroll taxes for all employees. Payroll and related expenses increased $2.5 million to $20.4 million for the first six months of 2001, from $17.8 million for the comparable period in 2000. The increase was due to the increase in employees in 2001 versus 2000, higher commission expenses in 2001, and the accrual of certain management retention bonuses in 2001. We employed 852 full-time employees as of June 30, 2001, compared to 819 full-time employees as of June 30, 2000.

    General and Administrative Expenses.  General and administrative expenses consist primarily of office rent, insurance, telephone, license fees, legal and accounting fees, travel and entertainment expenses, and advertising and promotional expenses. General and administrative expenses increased $1.5 million to $15.5 million for the first six months of 2001, from $14.0 million for the comparable period in 2000. The increase was primarily due to increased cost associated with higher mortgage originations.

    Impairment of Residual Assets.  Impairment of residual assets decreased to $7.6 million for the first six months of 2001 from $106.2 million for the comparable period in 2000. The decrease was primarily due to the impairment charge taken in June of 2000 related to our increase of the discount rate on our residual and servicing investments from 12% to 17% and the increase of the discount rate on our MSR's from 12% to 15% to reflect changes in the estimates for the long term market discount rates.

    Impairment of Goodwill.  Impairment of all goodwill of $45.0 million for the first six months of 2001, was due to the pending sale of SCI Services, which resulted in the estimated proceeds from the transaction being substantially the same as the adjusted book value of SCI Services, excluding historical goodwill. No impairment of goodwill occurred in 2000.

    Income Taxes.  We recorded tax benefit of $19.1 million and $38.7 million for the six months ended June 30, 2001 and 2000, respectively. We experienced a 41.0% effective tax rate for the first six months of 2001, compared to a 38.5% effective tax rate for the first six months of 2000. During the quarter ended March 31, 2001, Dominion Resources recorded a state income tax benefit at the consolidated tax return level that was related to the recognition of net operating losses attributable to impairment writedowns of our assets. In accordance with our tax sharing agreement with Dominion Resources, we recorded a state income tax benefit of approximately $3.0 million in the first six months of 2001. Due to the termination of our tax sharing agreement with Dominion Resources upon the closing of this offering, the aforementioned effective tax rates may not be indicative of future tax rates. If we were not under the tax sharing agreement with Dominion Resources our tax benefit would have been reduced by $3 million.

  Year Ended December 31, 2000 compared to Year Ended December 31, 1999

General

    Our net loss for the year ended December 31, 2000 was $48.5 million, compared to net income of $36.6 million for the year ended December 31, 1999.

Net Revenues

    Net revenues decreased $22.4 million, to $107.3 million for the year ended December 31, 2000, from $129.7 million for 1999. The decrease in net revenues was primarily a result of a decline in gain on securitizations, as discussed below.

    Net Interest Income.  Net interest income decreased $12.2 million, to $3.2 million for the year ended December 31, 2000, from $15.4 million for 1999. This decrease was due primarily to lower interest earned from mortgage loans held for sale and fewer mortgage loan originations in 2000 compared to 1999. In addition, the lower provision for loan losses in 2000 partially offset higher interest expense in 2000. The provision for loan loss was lower in 2000 because of a lower balance in mortgage loans available for sale, and the sale of delinquent warehoused loans in December 1999 resulting in an additional provision for loan loss of $5.3 million in 1999. Interest expense increased due to higher borrowing costs in 2000 than in 1999.

    Net Production and Servicing Related Revenues.  Our mortgage loan originations and purchases decreased $0.6 billion, to $2.1 billion for the year ended December 31, 2000, from $2.7 billion for 1999. This decrease was due to an industry-wide decrease in mortgage loan originations caused by a higher interest rate environment. We completed four securitizations in 2000 totaling $2.1 billion, compared to five securitizations totaling $2.7 billion in 1999. The information relating to the gain on securitizations is shown on Table 3 below:

Table 3—Gain on Securitizations 2000 compared to 1999

	Year Ended December 31,
	2000	1999
Principal balance of loans securitized	$2,098,659	$2,679,556
Gain on securitizations	$84,868	$106,958
Weighted average gain on securitization(1)	404	399
Premiums on loans securitized(1)	229	214
Securitization related costs(1)(2)	29	57

(1)
In basis points.

(2)
Includes, for example, underwriting, accounting and legal costs, and Securities and Exchange Commission registration fees directly related to the securitizations, and hedge related activity.

    Servicing income, net of servicing rights amortization, increased $8.9 million, to $24.9 million for the year ended December 31, 2000, from $16.0 million for 1999. The increase in net servicing income was due primarily to an increase in our servicing portfolio and lower amortization of MSRs due to slower prepayment rates in 2000 compared to 1999 due to a rising interest rate environment in 2000. The information relating to our servicing income is shown on Table 4 below:

Table 4—Servicing Income 2000 compared to 1999

	Year Ended December 31,
	2000	1999
	($ in thousands)
Average servicing portfolio	$5,233,423	$4,202,953
Servicing income	$47,217	$35,494
Amortization of servicing rights	$7,335	$11,961
Servicing fees(1)	48	47
Prepayment penalty income(1)	27	25
Ancillary income(1)	14	12
Total servicing income(1)	89	84
Amortization of servicing rights(1)	14	28

(1)
In basis points.

    Our increase in total servicing portfolio was a result of our $2.1 billion of securitizations during 2000, and the prepayment, payoff, or foreclosure of $1.1 billion of serviced mortgage loans in 2000. The increase in our servicing income as a percentage of our average servicing portfolio was due to a higher percentage of our own loans in the total servicing portfolio (94.1% at December 31, 2000, compared to 91.3% at December 31, 1999), and higher collection levels of prepayment fees and ancillary fees in 2000 compared to 1999.

    Our loan servicing portfolio increased $0.8 billion to $5.6 billion at December 31, 2000, from $4.8 billion at December 31, 1999. The increase was due primarily to the origination and purchase of mortgage loans, partially offset by decreases caused by prepayments and losses.

    At December 31, 2000, Saxon-originated mortgage loans constituted approximately 94.1% of our loan servicing portfolio. The remainder of the servicing portfolio was made up of agency lenders (Ginnie Mae, Freddie Mac, and Fannie Mae), Dynex Capital, Inc., and other investors.

Expenses

    Total expenses increased $108.1 million to $179.9 million for the year ended December 31, 2000, from $71.8 million for 1999. The increase in expenses was primarily attributable to impairment of our residual asset, as discussed below.

    Payroll and Related Expenses.  Payroll and related expenses increased $2.5 million to $32.4 million for the year ended December 31, 2000, from $29.9 million for 1999. The increase was due primarily to an increase in salary costs from annual merit increases and increases in the number of employees in our servicing and retail loan production operations, partially offset by decreases in the number of employees in our wholesale loan production operations. We employed 843 full-time employees as of December 31, 2000, compared to 799 full-time employees as of December 31, 1999.

    General and Administrative Expenses.  General and administrative expenses increased $0.4 million to $27.7 million for the year ended December 31, 2000, from $27.3 million for 1999. The increase was primarily attributed to a general increase in fixed costs in excess of reductions in variable costs related to a reduction in loan production volume.

    Impairment on Residual Assets.  Impairment of residual assets increased to $108.4 million for the year ended December 31, 2000 from $8.3 million for 1999. The increase in impairment was primarily due to the increased in the discount rate on our residual and servicing investments from 12% to 17% and the discount rate on our MSRs from 12% to 15% to reflect changes in the estimates for the long term market discount rates. In addition, we transferred these investments from our available-for-sale portfolio to our trading portfolio because of Dominion Resources's intention to divest its interest in SCI Services. We reflected the impairment loss of $106.5 million in our consolidated statements of operations for 2000. During 1999, we recognized a permanent impairment of $8.3 million on our residual and servicing investments. In addition, during 1999, we recognized a $6.4 million unrealized loss, net of tax, on our residual and servicing investments due to an increase in the discount rate from 11% to 12% that was recorded as other comprehensive loss.

    Income Taxes.  We recorded a tax benefit of $24.1 million and a tax provision of $21.2 million for the years ended December 31, 2000 and 1999, respectively. We experienced a 33.2% effective tax rate for the year ended December 31, 2000 compared to a 36.7% effective tax rate for the year ended December 31, 1999.

  Year Ended December 31, 1999 compared to Year Ended December 31, 1998

General

    Our net income for the year ended December 31, 1999 was $36.6 million, compared to $12.0 million for the year ended December 31, 1998.

Net Revenues

    Net revenues increased $30.6 million to $129.7 million for the year ended December 31, 1999, from $99.1 million for 1998. The increase in revenues was primarily attributable to an increase in net interest income, higher gains recognized on securitizations and higher servicing income.

    Net Interest Income.  Net interest income increased $2.8 million, to $15.4 million for the year ended December 31, 1999, from $12.6 million for 1998. This increase was due primarily to higher interest earned from our mortgage loans available for sale partially offset by higher interest expense and provision for loan losses in 1999. Our interest income from mortgage loans available for sale was higher due to more loan originations in 1999 compared to 1998 and higher weighted average interest rates on those loans in 1999 compared to 1998. The provision for loan loss was higher in 1999 because of a higher balance of mortgage loans available for sale, and the sale of delinquent warehoused loans in December 1999 that resulted in an additional provision for loan loss of $5.3 million in 1999. Interest expense increased due to higher borrowing costs in 1999 than in 1998 and higher average balances outstanding due to higher mortgage loan originations in 1999.

    Net Production and Servicing Related Revenues.  Our mortgage loan originations and purchases increased $0.3 billion, to $2.7 billion for the year ended December 31, 1999, from $2.4 billion for 1998. This increase was due to general interest rate declines, which improved industry-wide mortgage originations. We completed five securitizations in 1999 totaling $2.7 billion, compared to four securitizations totaling $2.3 billion in 1998. The information relating to the gain on securitizations is shown on Table 5 below:

Table 5—Gain on Securitizations 1999 compared to 1998

	Year Ended December 31,
	1999	1998
	($ in thousands)
Principal balance of loans securitized	$2,679,556	$2,349,035
Gain on securitizations	$106,958	$82,368
Weighted average gain on securitizations(1)	399	351
Premiums on loans securitized(1)	215	282
Securitization related costs(1)(2)	25	(32)

(1)
In basis points.

(2)
Includes, for example, underwriting costs, accounting, and legal costs, and Securities and Exchange Commission registration fees directly related to the securitizations and hedge related activity.

    The weighted average gain on securitizations increased in 1999 due to lower premiums paid on mortgages purchased or originated compared to 1998.

    Servicing income, net of amortization of MSRs, represents all contractual and ancillary servicing revenue we received. The information related to the servicing income is shown on Table 6 below:

Table 6—Servicing Income 1999 compared to 1998

	Year Ended December 31,
	1999	1998
	($ in thousands)
Average servicing portfolio	$4,202,953	$3,015,200
Servicing income	$35,494	$20,518
Amortization of servicing rights	$11,961	$7,434
Servicing fees(1)	47	42
Prepayment penalty income(1)	25	17
Ancillary income(1)	12	10
Total servicing income(1)	84	68
Amortization of servicing rights(1)	28	25

(1)
In basis points.

    Our increase in total servicing portfolio was a result of our $2.7 billion of securitizations during 1999, offset by the prepayment, payoff, or foreclosure of $1.5 billion of serviced mortgage loans. The increase in our servicing income as a percentage of our average servicing portfolio in 1999 was due to a higher percentage of our own loans in the total servicing portfolio (91.3% at December 31, 1999 compared to 83.7% at December 31, 1998), and increased prepayment penalty income.

    Our loan servicing portfolio increased $1.2 billion to $4.8 billion at December 31, 1999, from $3.6 billion at December 31, 1998. The increase was due primarily to the acquisition of loans for servicing offset by decreases caused by prepayments and losses.

    At December 31, 1999, Saxon-owned mortgage loans constituted approximately 91.3% of our loan servicing portfolio. The remainder of our servicing portfolio was made up of servicing for agency lenders (Ginnie Mae, Freddie Mac, and Fannie Mae), Dynex Capital, Inc., and other investors.

Expenses

    Total expenses decreased $7.9 million to $71.8 million for the year ended December 31, 1999, from $79.7 million for 1998. The decrease was primarily the result of an impairment of our residual asset.

    Payroll and Related Expenses.  Payroll and related expenses increased $10.5 million to $29.9 million for the year ended December 31, 1999, from $19.4 million for 1998. The increase was due primarily to staff increases related to growth in our loan originations and increased commissions due to wholesale and correspondent loan production growth and an increase in our servicing portfolio. We employed 799 full-time employees as of December 31, 1999, compared to 633 full-time employees as of December 31, 1998.

    General and Administrative Expenses.  General and administrative expenses increased $5.7 million to $27.3 million for the year ended December 31, 1999, from $21.6 million for 1998. The increase was primarily attributed to an increase in expenses associated with our increase in loan originations and purchases in 1999.

    Impairment of Residual Assets.  Impairment on residual assets decreased $20.3 million to $8.3 million for the year ended December 31, 1999, from $28.6 million for 1998. During 1999, we recognized an $8.3 million fair value adjustment on our residual and servicing investments to reflect permanent impairment. During 1999, we adjusted our discount rate used to value our residual and servicing asset from 11% to 12% to reflect changes in the estimates for the long term discount rates. In addition, we recognized a $6.4 million unrealized loss, net of tax, on our residual and servicing investments that was recorded as other comprehensive loss.

    Income Taxes.  We recorded a tax provision of $21.2 million and $7.4 million for the years ended December 31, 1999 and 1998, respectively. We experienced a 36.7% effective tax rate for the year ended December 31, 1999, compared to a 38.1% effective tax rate for the year ended December 31, 1998.

FINANCIAL CONDITION

  June 30, 2001 Compared to December 31, 2000

    Mortgage loans held for sale increased $533.9 million to $639.1 million at June 30, 2001, from $105.2 million at December 31, 2000. This increase was the result of deferring the regularly planned second quarter securitization until the completion of the SCI Services acquisition.

    I/Os increased $6.4 million to $304.8 million at June 30, 2001, from $298.4 million at December 31, 2000. This increase was primarily attributable to the retention of $37.5 million of I/Os from our securitizations during the first six months of 2001. This was partially offset by $25.5 million of cash distributions received on our I/Os during the first six months of 2001.

    MSRs decreased $6.0 million to $41.8 million at June 30, 2001, from $47.8 million at December 31, 2000. The decrease was primarily due to $12.2 million in amortization of servicing rights during the first six months, partially offset by the addition of $3.4 million in servicing rights from our 2001 securitization and the purchase of $2.8 million in servicing rights.

    Subordinate bonds decreased $.2 million to $13.4 million at June 30, 2001, from $13.6 million at December 31, 2000. The decrease was primarily due to principal payments received on the subordinate bonds during the first six months of 2001.

    Goodwill decreased $46.1 million, to $0.0 million at June 30, 2001, from $46.1 million at December 31, 2000. The decrease was due to the terms of the pending sale of SCI Services, which resulted in the estimated proceeds from the transaction being substantially the same as the adjusted book value of SCI Services, excluding historical goodwill.

    Servicing related advances increased $56.2 million to $89.2 million at June 30, 2001, from $33.0 million at December 31, 2000. The increase was due to a change in the method of reporting the advances and recoveries from the securitization on a gross basis.

    Warehouse financing facilities increased $510.7 million to $598.9 million at June 30, 2001, from $88.2 million at December 31, 2000. This increase was due primarily to larger volume of mortgage loans in warehouse at June 30, 2001 compared to December 31, 2000.

    Amounts due to Dominion Capital increased $77.3 million to $177.1 million at June 30, 2001, from $99.8 million at December 31, 2000. The increase was due primarily to the payment of the final $9.5 million installment of the note owed to the previous owner of the business, the acquisition of $235.2 million of third party servicing, the absence of a second quarter securitization, and a change in the manner of financing servicer advances.

    Stockholder's equity decreased $27.5 million to $316.0 million at June 30, 2001, from $343.5 million at December 31, 2000. The decrease in stockholder's equity resulted from the net loss recorded for the six months attributed primarily to the goodwill impairment.

  December 31, 2000 Compared to December 31, 1999

    Mortgage loans held for sale decreased $18.4 million to $105.2 million at December 31, 2000, from $123.6 million at December 31, 1999. The decrease was due primarily to the timing of the securitization in the fourth quarter of 2000 being slightly later than the securitization in the fourth quarter of 1999.

    I/Os decreased $48.3 million to $298.4 million at December 31, 2000, from $346.7 million at December 31, 1999. This decrease was primarily attributable to the effect of the impairment adjustment of $102.7 million and cash distributions of $51.5 million. Our retention of I/Os valued and recorded at $122.8 million from our securitizations during the year ended December 31, 2000 partially offset the impairment adjustment and cash distributions.

    MSRs increased $7.4 million to $47.8 million at December 31, 2000, from $40.4 million at December 31, 1999. The increase was primarily due to the addition of $18.6 million in servicing rights from our 2000 securitizations offset by $7.3 million in amortization of servicing rights.

    Subordinate bonds decreased $13.4 million to $13.6 million at December 31, 2000, from $27.0 million at December 31, 1999. The decrease was due to the sale of $14.8 million in subordinate bonds during 2000, which resulted in a loss of $0.4 million.

    Servicing related advances increased $4.3 million to $33.0 million at December 31, 2000, from $28.7 million at December 31, 1999. The increase was due to a larger servicing portfolio and higher delinquency rates on the portfolio through 2000.

    Warehouse financing facilities decreased $22.3 million to $88.2 million at December 31, 2000, from $110.5 million at December 31, 1999. The decrease was due primarily to fewer mortgage loans in warehouse facilities at December 31, 2000 compared to December 31, 1999, and increased funding of asset growth through equity.

    Amounts due to Dominion Capital decreased $22.1 million to $99.8 million at December 31, 2000, from $121.9 million at December 31, 1999. The decrease was due primarily to capital contributions of $40.0 million during the year ended December 31, 2000, and lower loan volume during 2000.

    Stockholder's equity decreased $2.2 million to $343.5 million at December 31, 2000, from $345.7 million at December 31, 1999. The decrease resulted from capital contributions of $40.0 million during the year ended December 31, 2000, and net comprehensive loss of $42.1 million for the year ended December 31, 2000.

LIQUIDITY AND CAPITAL RESOURCES

    As a mortgage banking company, we need to borrow substantial sums of money each quarter to originate and purchase mortgage loans. Currently, our primary cash requirements include the funding of (1) mortgage originations and purchases pending their pooling and securitization, (2) the points and expenses paid in connection with the acquisition of correspondent and wholesale loans, (3) ongoing general and administrative expenses, (4) overcollateralization requirements on our ABS securitzations, (5) interest expense on our warehouse lines of credit, (6) fees, expenses, and tax payments incurred in connection with our securitization program, (7) hedge losses, (8) loan losses, and (9) servicing advances. We fund these cash requirements with cash received from (1) borrowings secured by mortgage loans in warehouse and servicing advances, (2) interest collections on loans in warehouse, (3) cash distributions from our securitizations after July 6, 2001 (in conjunction with our divestiture, Dominion Capital will receive all residual cash flows from prior securitzations, excluding servicing fees), (4) servicing fees and other servicing income, and (5) points and fees collected from the origination of retail and wholesale loans.

  Liquidity Strategy

    Our liquidity strategy is to finance our mortgage portfolio on a long-term basis by issuing asset-backed securities. We believe that issuing asset backed securities provides us a low cost method of financing our mortgage portfolio. In addition, our strategy allows us to reduce our interest rate risk on our fixed rate loans by securitizing them. An integral part of our liquidity strategy is our requirement to have sufficient committed warehouse financing facilities, with a diverse group of counterparties. This provides us the ability to issue our asset-backed securities at optimal points in time. We seek to have committed financing facilities that approximate six months of our mortgage production, even though we expect to issue asset-backed securities on a quarterly basis.

    Another component of our liquidity strategy is to have sufficient working capital to enable us to fund operating cash flow requirements until our mortgage portfolio generates sufficient cash flows to cover our daily operating requirements. Following the 144A Offering, we had approximately $150 million of working capital. We anticipate that we will use a substantial portion of this working capital to build our mortgage portfolio so that it generates sufficient cash flows to cover our operating requirements. We cannot be certain as to the amount or timing of the working capital that we will require for us to build our portfolio so that it will generate sufficient cash flows.

  Liquidity Resources

    We need to borrow substantial sums of money each quarter in order to accumulate loans for securitization. We have relied upon several lenders to provide us with credit facilities to fund our loan originations and purchases, as well as fund a portion of our servicing advances. We must be able to securitize loans and obtain adequate credit facilities and other sources of funding to be able to continue to originate and purchase loans.

    To accumulate loans for securitization, we borrow money on a short-term basis through secured warehouse lines of credit and committed repurchase agreements. In addition to funding loans that are not securitized, we also use committed facilities to finance the advances required by our servicing contracts. As of June 30, 2001, we had $89.2 million of servicing advances, of which $5.0 million was financed.

    When we acquired SCI Services, we entered into new credit agreements and re-negotiated the terms and conditions of four of our old credit agreements. These agreements require us to comply with various customary operating and financial covenants and cross default features. We do not believe that these existing financial covenants will restrict our operations or growth. We believe that we were in compliance with all such covenants under these agreements as of the date of this prospectus. The material terms and features of our secured credit facilities in place following the 144A Offering are as follows:

    Chase Manhattan Bank Warehouse Facility.  We have a $75 million, expandable to $150 million upon syndication, warehouse line of credit led by the Chase Manhattan Bank. The facility contains a sub-limit for "Wet Collateral" (loans funded by us but which the collateral custodian has not yet received the related loan documents) that can reach 40% of the facility amount and a sub limit for servicing advances for 20% of the facility amount. The facility expires July 26, 2002. The facility allows us to borrow against (1) the lesser of 98% of the principal balance of the mortgage loans or 95% of the fair market value of the mortgage loans, and (2) generally 90% of the servicing advance receivables pledged to the facility. In all circumstances, we are only able to borrow against the mortgage loan or servicing advance asset provided the asset meets certain credit and documentation characteristics as reviewed by the custodian, Bankers Trust Company.

    Greenwich Capital Warehouse Facility.  We have a $350 million committed and secured warehouse facility with Greenwich Capital Financial Products, Inc. The facility provides for both the ability to borrow at the lesser of 97% of fair market value and 100% of the par amount of the mortgage loans 0-59 days delinquent. Mortgage loans 60-180 days delinquent may be financed at lower borrowing percentages. The facility expires on June 27, 2002.

    First Union Warehousing Facility.  We have a $350 million committed and secured warehouse facility with First Union National Bank that provides us the ability to borrow against the lesser of 95% of the fair market value or 98% of the par amount of our mortgage loans, including wet loans up to $50 million. The facility expires on June 27, 2002.

    CS First Boston Warehouse Facility.  We have a $250 million committed and secured warehouse facility with Credit Suisse First Boston Mortgage Capital, LLC. The facility provides us the ability to borrow against mortgage loans, including wet collateral, at the lesser of 97.5% of the fair market value of the mortgage loans and 100% of the par amount of the mortgage loans. The facility expires February 1, 2002.

    CS First Boston Servicing Advance Facility.  We have a $30 million committed and secured facility which affords us the ability to borrow against a portion of the companies servicing advances. The facility allows to borrow from 85% to 90% of the balance of the eligible servicing advances. The facility expires on July 2, 2002.

    Merrill Lynch Warehouse Facility.  We have a $250 million committed, secured warehouse facility with Merrill Lynch Mortgage Capital, Inc. which provides us the ability to borrow against the lesser of 97% of the fair market value or 98% of the principal amount of the pledged mortgage loans. The facility expires on March 21, 2002.

  Cash Flows

    For the year ended December 31, 2000, we had operating cash flows of $7.6 million, compared to negative operating cash flows of $3.6 million for the year ended December 31, 1999. For the six months ended June 30, 2001, we had negative operating cash flows of $582.6 million, due to the delay in the timing of the actual securitization and the accumulation of mortgage loans in warehouse. Operating cash flows, as presented in our consolidated statements of cash flows, exclude the net proceeds from or repayments of mortgage warehouse financing facilities.

    Because Dominion Capital retained the residual cash flows associated with all securitizations which occurred prior to our sale, a significant source of our operating cash flows was removed from our balance sheet with our divestiture. Accordingly, our sources of cash from operations will not be sufficient to fund our operating cash flow requirements in the future until we rebuild our mortgage investment portfolio, through our monthly mortgage originations and purchases, to such a point whereby the cash flows from the securitized loans are sufficient to balance our net cash flows requirements, net of warehouse financing proceeds.

    Historically, we have funded our working capital requirements, with a unsecured facility with Dominion Capital. With the 144A Offering we raised $118.6 million of additional working capital to provide the company with a source of working capital until such time that the cash flow requirements, net of warehouse financings, are stabilized. Following the offering, our available working capital totaled approximately $150 million. Working capital is defined as un-restricted cash on hand and borrowing availability under committed lines of credit on assets eligible for borrowing under the facilities. The working capital was comprised of $76 million of cash, $49 million of borrowing availability under mortgage warehouse facilities, and $25 million of borrowing availability under servicing advance facilities. We anticipate that we will use a substantial portion of this working capital as we build our mortgage portfolio and balance sheet to a cash flow neutral position. We can not be certain as to the amount or timing of the working capital that we will require for us to reach the point of cash flow neutrality.

CREDIT RISK MANAGEMENT

    We seek to reduce credit risk through (1) the review of each mortgage loan before origination or purchase to ensure that it meets our underwriting guidelines, (2) use of early intervention, proactive collection, and loss mitigation techniques in the servicing process, (3) maintenance of appropriate capital and reserve levels, and (4) obtaining representations and warranties, to the extent possible, from our correspondents. Although we do not set specific geographic diversification requirements, we monitor the geographic dispersion of the property securing mortgage loans and make decisions on a portfolio-by-portfolio basis about adding to specific concentrations.

INTEREST RATE RISK MANAGEMENT

    The objective of interest rate risk management is to control the effects that interest rate fluctuations have on the net present value of our assets, liabilities, and off-balance-sheet instruments. Interest rate risk is measured using asset/liability net present value sensitivity analyses. Simulation tools serve as the primary means to gauge interest rate exposure. The net present value sensitivity analysis is the means by which our long-term interest rate exposure is evaluated. These analyses provide an understanding of the range of potential impacts on net interest revenue and portfolio equity caused by interest rate movements.

    Interest rate risk generally represents the risk of loss that may result from the potential change in the value of a financial instrument due to fluctuations in interest rates. Interest rate risk is inherent to both derivative and non-derivative financial instruments, and accordingly, the scope of our interest rate risk management extends beyond derivatives to include all interest risk sensitive financial instruments.

    Our profitability may be directly affected by the level of, and fluctuations in, interest rates, which affect our ability to earn a spread between interest received on our loans and the cost of our borrowings, which are tied to yields on various United States Treasury obligations, interest rate swaps, or LIBOR. Our profitability is likely to be adversely affected during any period of unexpected or rapid changes in interest rates. A substantial and sustained increase in interest rates could adversely affect our ability to purchase and originate loans. A significant decline in interest rates could increase the level of loan prepayments, thereby adversely affecting our net interest income. Declining interest rates, which often lead to an increase in the rate of loan prepayment, could also adversely impact our servicing income. In an effort to mitigate the effect of interest rate risk, we have reviewed our various mortgage products and have identified and modified those that have proven historically more susceptible to prepayments. We cannot assure you, however, that such modifications to our product line will effectively mitigate prepayment risk in the future.

    Fluctuating interest rates may affect the net interest income earned by us resulting from the difference between the yield to us on loans held pending securitization and the interest paid by us for funds borrowed under our warehouse facilities, although we undertake to hedge our exposure to this risk by using Eurodollar futures, options on futures, interest rate swaps, and swaptions. We monitor the aggregate cash flow, projected net yield, and market value of our investment portfolio under various interest rate and loss assumptions.

    We use several tools and risk management strategies to monitor and address interest rate risk. Such tools allow us to monitor and evaluate our exposure to these risks and to manage the risk profile of our investment portfolio in response to changes in the market risk. We cannot assure you, however, that we will adequately offset all risks associated with our investment portfolio.

    The measurement of interest rate risk is meaningful only when all related risk items are aggregated and the net positions are identified. Financial instruments that we use to manage interest rate sensitivity include: interest rate swaps, caps and floors; financial futures and forwards; and financial options (called hedges). Historically, we measured the sensitivity of the current fair value of our fixed rate mortgage loans available for sale, fixed rate mortgage loan commitments, I/O's (our collateral), and all hedge positions to changes in interest rates. Changes in interest rates are defined as instantaneous and sustained interest rate movements in 50 basis point increments. We estimated the fair value of our collateral assuming there would be no changes in interest rates from those at period end. Once we established the base case, we projected cash flows for each of the defined interest rate scenarios. Those projections were then compared with the base case to determine the estimated change to the fair value of our collateral and hedges. The table below illustrates the simulation analysis of the impact of a 50, 100, and 200 basis point parallel shift upward or downward in interest rates on fair value of our collateral and hedges at June 30, 2001.

Interest rate simulation sensitivity analysis

    Movements in interest rates from June 30, 2001 rates Instantaneous change/parallel shift in the next 12 months compared with June 30, 2001:

	Increase			Decrease
	+50 bp	+100 bp	+200 bp	-50 bp	-100 bp	-200 bp
Change in fair value of fixed rate mortgage loans available for sale	$(4,091)	$(8,182)	$(16,364)	$4,091	$8,182	$16,364
Change in fair value of hedges related to fixed rate mortgage loans available	1,973	3,946	7,891	(1,973)	(3,946)	(7,891)
Change in fair value of I/O	(7,315)	(14,630)	(29,260)	7,315	14,630	29,260
Change in fair value of hedges related to I/O	5,907	12,115	25,703	(5,907)	(12,115)	(25,703)

Net Change	$(3,526)	$(6,751)	$(12,030)	$5,306	$10,375	$17,783

    The simulation analysis reflects our efforts to balance the repricing characteristics of our interest-earning assets and supporting funds.

MANAGING INTEREST RATE RISK WITH DERIVATIVE INSTRUMENTS

    We do not intend to implement any new derivative activity that, when aggregated into our total interest rate exposure, would cause us to exceed our established interest rate risk limits. We will use financial futures, forwards, and options contracts provided that:

  •
  the transactions occur in a market with a size that reasonably ensures sufficient liquidity;

  •
  the contract is traded on an approved exchange or, in the case of over-the-counter option contracts, is transacted with credit-appointed counterparty; and

  •
  the types of contracts have been authorized for use by our hedge committee.

    These instruments provide us flexibility in adjusting our interest rate risk position without exposure to principal risk and funding requirements. By using off-balance sheet instruments to manage interest rate risk, the effect is a smaller, more efficient balance sheet, with a lower funding requirement and a higher return on assets and net interest margin, but with a comparable level of net interest revenue and return on equity. Use of off-balance sheet instruments for speculative purposes is not permitted.

INFLATION

    Inflation affects us most significantly in the area of loan originations and can have a substantial effect on interest rates. Interest rates normally increase during periods of high inflation (or in periods when the Federal Reserve Bank attempts to prevent inflation) and decrease during periods of low inflation. See "—Interest Rate Risk Management."

IMPACT OF NEW ACCOUNTING STANDARDS

    In September 2000, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 140 Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities was issued. SFAS No. 140 revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of the provisions of SFAS No. 125 without reconsideration. SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. SFAS No. 140 is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The adoption of SFAS No. 140 did not have a material impact on our financial statements.

    In June 2001, SFAS No. 141, Business Combinations and SFAS No.142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS No. 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination and the accounting for goodwill and other intangible assets after their acquisition. SFAS No. 142 provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives will not be amortized, but will rather be tested at least annually for impairment. For the acquisition of SCI Services, we will apply the purchase method of accounting and any related goodwill will not be amortized. Accordingly, we will not amortized the $2.6 million of goodwill recorded from the acquisition of SCI Services.

SUPPLEMENTAL PORTFOLIO FINANCIAL DATA

    Historically, our securitizations were structured as a sale of the loans, with a corresponding one-time recognition of gain or loss, under GAAP. As a result of this accounting treatment, the mortgage loans were removed from our balance sheet except for certain residual interests we retained in our securitizations. See "Business—Securitization and Financing." Since May 1996, we have securitized approximately $9.5 billion in mortgage loans through our quarterly securitization program. Since July 2001, our securitizations continue to be structured legally as sales, but for accounting purposes are treated as financing transactions. Accordingly, following a securitization, the mortgage loans now remain on our balance sheet, and the securitization indebtedness replaces the warehouse debt associated with the securitized mortgage loans. Also, we record interest income on the mortgage loans and interest expense on the securities issued in the securitization over the life of the securitization, instead of recognizing a gain or loss upon completion of the securitization. This change to "portfolio-based" accounting significantly impacts our future results of operations compared to our historical results. Therefore, our historical results and management's discussion of such results may not be indicative of our future results. This accounting treatment, however, more closely matches the recognition of income with the actual receipt of cash payments, and is expected to decrease our earnings volatility compared to those companies that structure their securitizations as sale transactions for GAAP purposes.

    The supplemental portfolio financial data below for the years ended December 31, 2000, 1999, and 1998, and for the six months ended June 30, 2001, present selected data assuming that our securitization transactions had each been structured as financings. This data was compiled from the 1998, 1999, 2000, and 2001 monthly distribution reports for each securitization trust. In addition, actual origination fees and general and administrative expenses were used to calculate the amortization of net deferred costs, deferral of origination fees, and deferral of direct origination costs. Interest income reported is actual interest collected on the mortgage loans, net of servicing fees. Interest expense is actual expense paid to the bondholders through the securitization trust. All provisions for loan losses are actual losses incurred by the securitization during the period. Servicing income is increased by actual MSR amortization, because originated MSRs are not created under a financing structure, and as such, there would not be any servicing rights amortization expense. Servicing income from securitizations prior to July 6, 2001, will be reported as other income.

		Years Ended December 31,
	Six Months Ended June 30, 2001
		2000	1999	1998
		($ in thousands)
Supplemental Portfolio Financial Data:(1)
Interest income	$288,227	$480,551	$365,997	$249,404
Amortization of net deferred costs	(27,336)	(42,721)	(51,864)	(41,642)
Interest expense	(196,456)	(358,211)	(234,482)	(161,540)
Provision for loan losses	(28,666)	(30,836)	(19,185)	(3,268)

Net interest income	35,769	48,784	60,467	42,954
Net servicing income	26,834	47,217	35,495	20,518
Total expenses(2)	36,831	83,266	80,460	58,432
Deferral of direct origination costs	(2,647)	(15,195)	(15,186)	(10,736)
Total net expenses	34,184	68,071	65,274	47,696
Other Data and Ratios:
Return on managed assets:
Net interest income(3)	1.29%	0.93%	1.46%	1.55%
Net servicing income(4)	.97%	0.90%	0.86%	0.74%
Net return on managed assets(5)(2)	.62%	0.29%	0.48%	0.27%

(1)
The table is based on the above assumptions and does not reflect actual results in accordance with GAAP.

(2)
For the six months ended June 30, 2001, excludes the permanent impairment of goodwill of $45.0 million.

(3)
Calculated as net interest income divided by total managed assets for the period. For the six months ended June 30, 2001, this amount is annualized.

(4)
Calculated as net servicing income divided by total managed assets for the period. For the six months ended June 30, 2001, this amount is annualized.

(5)
Calculated as portfolio based net income divided by total managed assets for the period. For the six months ended June 30, 2001, this amount is annualized.

BUSINESS

GENERAL

    Our business is conducted through our operating subsidiaries. We conduct mortgage loan originations, purchases, and secondary marketing at Saxon Mortgage, and retail loan origination activity at America's MoneyLine. We conduct mortgage loan servicing at Meritech. Throughout our discussion of our business operations, words such as "we" and "our" are intended to include these operating subsidiaries.

    We originate, purchase, securitize, and service primarily non-conforming residential mortgage loans derived through three separate channels. These loans are secured primarily by first mortgages. We believe we deliver superior value and service to our borrowers through our disciplined credit, pricing, and servicing process throughout the lives of their loans, which we call our Life of the Loan Credit Risk Management strategy. Our borrowers typically have limited credit histories, have high levels of consumer debt, or have experienced credit difficulties in the past. Mortgage loans to such borrowers are generally classified as "sub-prime" because they generally do not conform to or meet the underwriting guidelines of one or more of the GSEs. We originate and purchase loans on the basis of the borrower's ability to repay the mortgage loan, the borrower's historical patterns of debt repayment, and the amount of equity in the borrower's property (as measured by the borrower's LTV). The interest rate and maximum loan amount are determined based upon our underwriting and risk-based pricing matrices. We have been originating and purchasing sub-prime mortgage loans since 1995, and believe the proprietary data that we have accumulated in our data warehouse enables us to analyze the characteristics that drive loan performance to ensure that we meet or exceed our return on investment requirements. We also believe our Life of the Loan Credit Risk Management strategy increases the consistency of our loan performance and financial returns.

    We originate or purchase mortgage loans through three separate origination channels. Our wholesale channel originates or purchases loans through our network of approximately 2,900 brokers throughout the country. These brokers rely on our centralized processing teams who, we believe, provide them with superior and consistent customer service. Our retail channel originates mortgage loans directly to borrowers through our wholly-owned subsidiary, America's MoneyLine, which has a retail branch network of 16 locations and uses direct mail and the Internet to originate loans. Our correspondent channel purchases mortgage loans from approximately 350 correspondents following a complete re-underwriting of each mortgage loan. We believe that exceeding the expectations of our customers, whom we view as borrowers, brokers, and correspondents, is a key to our success. For the year ended December 31, 2000, we originated or purchased and securitized a total of $2.1 billion of residential mortgage loans. For the six months ended June 30, 2001, we originated or purchased approximately $1.2 billion and securitized approximately $661 million of residential mortgage loans.

    We intend to access the asset-backed securitization market to provide long-term financing for our mortgage loans. We now generate earnings and cash flows primarily from the net interest income and fees that we earn from the mortgage loans we originate and purchase. We finance the loans initially under one of several different secured and committed warehouse financing facilities. These loans are subsequently financed on a non-recourse basis using asset-backed securities we issue through a trust. The asset-backed securities will be repaid as the mortgage loans pay off. The trusts are required to create credit enhancement using excess cash flow (mortgage interest income, net of bond interest expenses, losses, and servicing fees) to repay the asset-backed securities of the trust faster than the underlying mortgage loans, thereby creating "overcollateralization" (that is, the outstanding balance of the mortgage loans exceeds the outstanding balance of the asset-backed securities). Once the overcollateralization meets predetermined levels, we will begin to receive the excess cash flow from the mortgage loans in the trust. Depending upon the structure of the asset-backed securities and the performance of the underlying mortgage loans, excess cash flow may not be distributed to us for 12 to

24 months or more. As a result of the overcollateralization and certain other credit enhancement features, the trust is able to issue highly rated investment grade asset-backed securities. In addition to the excess cash flow, we receive servicing and master servicing fees at annual rates equal to approximately 50 basis points and 3.5 basis points, respectively, as well as ancillary servicing-related fee income.

    Since May 1996, we have securitized approximately $9.5 billion in mortgage loans through our quarterly securitization program. As of July 6, 2001, we now structure our securitizations as financing transactions. Accordingly, following a securitization, the mortgage loans we originate or purchase remain on our balance sheet, and the securitization indebtedness replaces the warehouse debt associated with the securitized mortgage loans. Also, we now record interest income on the mortgage loans and interest expense on the securities issued in the securitization over the life of the securitization, instead of recognizing a gain or loss upon completion of the securitization. This change to "portfolio-based" accounting will significantly impact our future results of operations compared to our historical results. Therefore, our historical results and management's discussion of such results may not be indicative of our future results. This accounting treatment, however, more closely matches the recognition of income with the receipt of cash payments on the individual loans, and is expected to decrease our earnings volatility compared to structuring securitizations as sales for GAAP purposes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Supplemental Portfolio Financial Data."

    Once we originate or purchase a mortgage loan, our wholly-owned subsidiary, Meritech begins the process of performing the day-to-day administrative services for the loan. These activities are called "servicing." Meritech seeks to ensure that the loan is repaid in accordance with its terms. Beginning with an introductory call made as soon as seven days following the origination or purchase of a mortgage loan, we attempt to establish a consistent payment relationship with the borrower. In addition, our call center uses a predictive dialer to create calling campaigns for delinquent loans based upon the borrower's historical payment patterns and the loan's risk profile. Our Life of the Loan Credit Risk Management strategy is applied to every loan in our servicing portfolio. The inherent risk of delinquency and loss associated with sub-prime loans requires active communication with our borrowers from origination through liquidation. Our technology delivers extensive data regarding the loan and the borrower to the desktop of the individual providing service. Contact with our borrower is tailored to reflect the borrower's payment habit, loan risk profile, and loan status. Borrower contact is initiated through outbound telephone campaigns, monthly billing statements, and direct mail. Our Website provides borrowers with access to account information and online payment alternatives.

INDUSTRY OVERVIEW

    The residential mortgage market is the largest consumer finance market in the United States. Lenders in the United States originated over $1.02 trillion in single-family mortgage loans in 2000, and are expected to originate approximately $1.66 trillion in 2001. Generally, the industry is segmented by the size of the mortgage loans and credit characteristics of the borrowers. Mortgage loans that conform to the GSE guidelines for both size and credit characteristics are called "conforming mortgages." All other mortgage loans are considered "non-conforming loans" because of the size of the loans (referred to as jumbo mortgages) or the credit profiles of the borrowers (generally referred to as sub-prime mortgages) or both. Historically, non-conforming mortgage loans have represented approximately 27% of total U.S. single-family mortgage originations. We believe the non-conforming segment of the mortgage industry can provide higher risk-adjusted returns on investment than the traditional conforming mortgage loan market, provided the lender has a comprehensive and sophisticated process for credit evaluation, risk-based pricing, and diligent servicing.

BUSINESS STRATEGY

    Our primary goal is to grow on our balance sheet a substantial portfolio of non-conforming mortgage loans that produces stable net interest and fee income. We believe we can achieve this goal by building upon our disciplined credit, proactive collections and customer service, and strong history of managing credit risk in the sub-prime mortgage market. Specifically, we intend to:

  •
  increase production volume across our origination platform by enhancing a targeted marketing strategy that will enable us to increase our competitive position by focusing on profitable market segments and products;

  •
  utilize aggregated historical loan performance information accumulated in our data warehouse to refine our risk-based pricing strategies to help minimize our credit exposure while maximizing our expected return on investment;

  •
  increase the consistency of our loan performance by emphasizing high levels of borrower contact through our Life of the Loan Credit Risk Management strategy;

  •
  continue investing in technology to support consistent credit decisions, loss mitigation efforts, and operating efficiencies, and to increase customer satisfaction by providing quick decision and service delivery; and

  •
  targeted increase the number of wholesale account executives and retail loan officers to prudently grow our loan volume and maximize the return on our fixed cost infrastructure.

UNDERWRITING

    We originate and purchase loans in accordance with the underwriting criteria described below. The loans we originate and purchase generally do not meet conventional underwriting standards, such as the standards used by GSEs. As a result, our loan portfolios are likely to have higher delinquency and foreclosure rates than loan portfolios based on conventional underwriting criteria. We have established six classifications with respect to the credit profile of potential borrowers, and we assign a rating to each loan based on these classifications. Our underwriting guidelines are designed to help us evaluate a borrower's credit history and capacity to repay the loan, the value of the property that will secure the loan, and the adequacy of such property as collateral for the loan. In addition, we review credit scores derived from the application of one or more nationally recognized credit scoring models. Based on our analysis of these factors, we will determine loan terms, including the interest rate. We generally offer borrowers with less favorable credit ratings loans with higher interest rates and lower LTVs than borrowers with more favorable credit ratings.

    Our underwriting philosophy is to analyze the overall situation of the borrower and to take into account compensating factors that may be used to offset certain areas of weakness. Specific compensating factors include:

  •
  mortgage payment history;

  •
  disposable income;

  •
  employment stability;

  •
  number of years at residence; and

  •
  LTV.

    We underwrite each loan individually. All underwriting decisions are the responsibility of each respective business channel's Vice President of Underwriting. The Vice Presidents of Underwriting generally have a minimum of ten years of industry experience and report directly to the respective Senior Vice President and Channel Head. Reporting to each Vice President of Underwriting are

Assistant Vice Presidents of Underwriting who have substantial industry experience. In addition to the daily supervision of all underwriting decisions, these Vice Presidents and Assistant Vice Presidents of Underwriting conduct regular training sessions on emerging trends in production, as well as provide feedback from the monthly default resolution and planning system (DRP) and risk management meetings, which some or all regularly attend. In addition to the business channels' Vice Presidents of Underwriting, the underwriting departments of the wholesale, retail, and correspondent channels have a total of 28, 21, and 15 underwriters, respectively. Our underwriting staff base their credit decisions upon the risk profile of the individual loan, even in instances where we purchase a group of mortgage loans in bulk.

    Our underwriting guidelines are determined by our credit committee, which is composed of the Presidents of our wholly-owned subsidiaries, our Chief Financial Officer, our Senior Vice President of Capital Markets, our Senior Vice President of Quality Control, the Senior Vice President and Channel Head of each business channel, the Vice President of Underwriting for each business channel, and our Vice President of Pricing and Analytics and is advised by our General Counsel. The Credit Committee meets regularly to review proposed changes to underwriting guidelines. To the extent an individual loan does not qualify for a loan program or credit grade, our underwriters can and will make recommendations for an approval of the loan by "underwriting exception." Our Vice Presidents and Assistant Vice Presidents of Underwriting have final approval of underwriting exceptions. Loan exceptions are tracked in our data warehouse and performance of loans with and without exceptions are monitored and reported monthly to management.

    We underwrite every loan we originate or purchase. This means we thoroughly review the borrower's credit history, income documents, and appraisal for accuracy and completeness. We use our automated credit decision system to provide pre-qualification decisions over the Internet. When using this system, the loan is still underwritten by one of our underwriters before funding. While we intend to continue to expand the functionality of our automated decision system, we will continue to use our staff to review credit, income, and appraisal documentation to ensure that the loan is underwritten in accordance with our guidelines.

    Our underwriting standards are applied in accordance with applicable federal and state laws and regulations, and require a qualified appraisal of the mortgaged property, conforming to Fannie Mae and Freddie Mac standards. Each appraisal includes a market data analysis based on recent sales of comparable homes in the area and a replacement cost analysis based on the current cost of building a similar home. The appraisal may not be more than 180 days old on the day the loan is originated. In most instances, we require a second drive-by appraisal for properties that have a value of $300,000 to $500,000 and a second full appraisal for properties that have a value of more than $500,000.

    We believe that one of the primary reasons for our strong historical loss and delinquency performance is our reliance upon our Quality Control and Risk Management Department or QC department. The QC department's primary focus is to ensure that all loans are underwritten in accordance with our underwriting guidelines. The QC department is made up of 18 professionals and is headed by the Senior Vice President of Quality Control.

    Each month, the QC department reviews and re-underwrites generally 10% to 15% of all loans funded. Using a statistical based sampling system, the QC department selects some funded loans, re-underwrites those loans, re-verifies the sources of income, re-verifies employment, and reviews the appraisals to ensure collateral values for the loans are supported by the appraisals. In addition, the QC department selects loans prior to funding for re-underwriting based upon collateral and borrower characteristics to further ensure that the quality of loans originated is consistent with our guidelines.

    The QC department also reviews any loan which becomes delinquent on its first or second payment due, as well as loans that go into default later in the loan's life and which the Meritech Loss Mitigation department believes may contain borrower or seller misrepresentations. To the extent the

QC department's review indicates that a loan contains material misrepresentations, the QC department will make recommendations regarding the exercise of remedies available to us, including, where appropriate, requiring the originator to repurchase the loan from us. In addition, the QC department will advise our business channels on methods to ensure that we do not fund loans with similar issues in the future.

    All findings of the QC department are reported on a monthly basis to members of senior management during the risk management meeting. During this meeting, management analyzes the results of the monthly QC department audits as well as performance trends and servicing issues. Based upon this meeting, further analysis is undertaken and recommendations are made to the credit committee to modify underwriting guidelines or procedures.

    We have three loan documentation programs:

  •
  Full Documentation—under this program, an underwriter reviews the borrower's credit report, handwritten loan application, property appraisal, and the documents that are provided to verify employment and bank deposits, such as W-2s and pay stubs, or signed tax returns for the past two years.

  •
  Limited Documentation—loans under this program are made to self-employed borrowers; six months of personal and/or business bank statements are acceptable documentation of the borrower's stated cash flow; LTVs of 80% to 90% require two years of personal bank statements.

  •
  Stated Income—in this program, the borrower's income as stated on the loan application must be reasonable for the related occupation, because the income is not independently verified. The loan officer does, however, verify the existence of the business and employment; a self-employed borrower must have been in business for at least two years.

    The following table sets forth information about our loan production for our three loan documentation programs for the six months ended June 30, 2001 and for the years ended December 31, 2000, 1999, and 1998.

		Year Ended December 31,
Documentation Type	Six Months Ended June 30, 2001
		2000	1999	1998
Full	77.11%	75.99%	75.39%	71.24%
Limited	5.65%	6.42%	7.46%	10.13%
Stated income	16.96%	17.11%	16.77%	18.07%
Other	0.28%	0.48%	0.39%	0.56%

    We may, from time to time, apply underwriting criteria that are either more stringent or more flexible depending on the economic conditions of a particular market.

    As described below, we have two loan programs for first and second mortgages and several niche programs for 100% combined LTV (CLTV), second mortgages, and manufactured homes. The key distinguishing features of each program are the documentation required to obtain a loan, the LTV, and credit scores necessary to qualify under a particular program. Nevertheless, each program uses maximum LTVs and loan amounts to minimize risk.

1.
Traditional Underwriting Program. In this program, we analyze loan risk by comparing the loan details with credit-grade-specific guidelines including mortgage history, secondary credit history, bankruptcy history, and debt-to-income ratio. Careful consideration is given to borrower trends and benefits of the loan. Traditional first lien loans are available for mortgages secured by properties of all occupancy types, and all of our loan documentation programs. Our general guidelines for the Traditional Underwriting Program are set forth below:

A+	A	A-	B	C	D
Mortgage History (last 12 months)
No late payments	Maximum of one 30-day late payment	Maximum of two 30-day late payments (maximum of one 30-day late payment if LTV is greater than 85%)	Maximum of four 30-day late payments or two 30-day and one 60-day late payments	Maximum of five 30-day and one 60-day late payments or four 30-day and one 90-day late payments	Maximum of six 30-day, two 60-day and one 90-day late payments
Secondary Credit
Maximum of three 30-day late payments on revolving credit; two 30-day late payments on installment credit	Maximum of three 30-day late payments on revolving credit; three 30-day late payments on installment credit	Maximum of three 30-day late payments on revolving credit, three 30-day late payments on installment credit (isolated 60-day late payments acceptable)	Maximum of four 30-day and one 60-day late payments on revolving credit; three 30-day and one 60-day late payments on installment credit (isolated 90-day late payments acceptable)	Discretionary	Discretionary
Bankruptcy Filings
Chapters 7 & 13 - Discharged 2 years (re-established credit since the discharge)	Chapter 7 - Discharged 2 years Chapter 13 - Discharged 1 year (re-established credit since discharge)	Chapter 7 - Discharged 2 years Chapter 13 - 1 year from date of filing with proof paid as agreed (must be discharged)	Chapter 7 - Discharged 1 1/2 years Chapter 13 - 1 year from date of filing with proof paid as agreed (must be discharged)	Chapter 7 - Discharged 1 year Chapter 13 - 1 day after discharge with proof paid as agreed	Chapter 7 & 13 - 1 day from discharge
Debt-To-Income Ratio(1)
m50%	m50%(1)	m50%	m50%	m55%	m60%
Maximum Loan-To-Value
90%	90%	90%	85%	80%	70%

(1)
Debt to income calculated by dividing total debts (including mortgage and tax payments) into the borrower's monthly income. Defined as the "back-end ratio."

    In addition, each of our loan products has a maximum CLTV amount, which is the maximum encumbrance allowed on a specific mortgaged property. We permit three general categories of second liens that may be subordinate to a Saxon first lien. These are: (1) a Saxon second lien, (2) an institutional lender second lien, or (3) a private second lien (including second liens retained by a seller of a mortgaged property). The maximum CLTV varies based on occupancy type, documentation type, credit grade, LTV, credit score, and loan amount. Our "A" credit grade second lien program allows for a maximum CLTV of 100% for fully documented loans secured by owner-occupied properties to borrowers with a minimum credit score of 640. Subordinate financing behind our traditional first lien program will allow maximum CLTVs of up to 110% for fully documented loans with a reduced first lien LTV and institutional financing on owner-occupied properties. For all products, subordinate financing on "C" and "D" credit grade first liens must be from an institutional lender.

2.
ScorePlus Underwriting Program. Our ScorePlus credit score program is intended to streamline the credit qualification process by basing our underwriting decisions on five factors:

•
mortgage history;

•
credit score (in place of secondary credit review);

•
bankruptcy history;

•
foreclosure history; and

•
debt-to-income ratio.

    These variables fit into parameters for maximum LTV and loan amount by occupancy, income documentation, and property type to assess rate and risk. This program is available for mortgage loans secured by properties of all occupancy types, and all of our loan documentation programs.

    We believe our ScorePlus program is our most successful product developed to date. We began development of the program during the fourth quarter of 2000 and introduced the product throughout Saxon on January 16, 2001. Through June 30, 2001, ScorePlus generated $252 million in loan production or 23% of our total first six months loan volume for the first six months. We expect that ScorePlus's percentage of our total production will increase or remain constant throughout 2001. We expect our cost to produce a loan to decrease as we use ScorePlus in conjunction with the automation of certain aspects of our underwriting process. The table below summarizes our ScorePlus loan production from introduction through June 30, 2001:

Credit Grade	Number of Loans Funded	Funded Balance	Average Loan Balance	Weighted Average LTV	Weighted Average Credit Score
($ in thousands)
A+	763	$129,639	$169.9	67.88%	727
A	426	$51,394	$120.6	79.27%	644
A-	525	$60,574	$115.4	80.35%	609
B	109	$9,787	$89.8	77.59%	582
C	8	$482	$60.3	68.47%	583

    Loans originated using ScorePlus generally have higher credit grades, higher average balances, and higher credit scores than loans originated under our Traditional Underwriting Program. Our general guidelines for the ScorePlus Underwriting Program are set forth below:

A+	A	A-	B	C	D
Mortgage History (last 12 months)
No late payments	Maximum of one 30-day late payment	Maximum of two 30-day late payments	Maximum of four 30-day late payments or two 30-day and one 60-day late payments	Maximum of five 30-day and one 60-day late payments or four 30-day and one 90-day late payments	N/A
Secondary Credit
Minimum Credit Score 640	Minimum Credit Score 600	Minimum Credit Score 580	Minimum Credit Score 560	Minimum Credit Score 550	N/A
Bankruptcy Filings
Chapters 7 & 13 - Discharged 2 years (re-established credit since the discharge)	Chapter 7 - Discharged 2 years Chapter 13 - Discharged 2 years (re-established credit since discharge)	Chapter 7 - Discharged 2 years Chapter 13 - Discharged 2 years (re-established credit since discharge)	Chapter 7 - Discharged 2 years Chapter 13 - Discharged 1.5 years (re-established credit since discharge)	Chapter 7 - Discharged 1.5 years Chapter 13 - Discharged 1 year (re-established credit since discharge)	N/A
Debt-To-Income Ratio(1)
m45% (if LTV m90%) 42% (if LTV M90%)	m45%	m50%	m50%	m55%	N/A
Maximum Loan-To-Value
100%	97%	97%	85%	75%	N/A
Foreclosure
M5 Yrs Not allowed if LTV M90%	M5 Yrs	M3 Yrs	M3 Yrs	M3 Yrs	N/A

(1)
Back-end ratio used.

    We also offer a number of other loan programs. Although each program contains individual characteristics, maximum LTVs and loan amounts are designed to minimize risk within credit grade categories. These programs include:

3.
Second Liens. This credit score driven product, available for loans up to 100% CLTV, is concentrated on the home equity market and is available for loans secured by properties of all occupancy types and under all of our loan documentation programs.

4.
Manufactured Housing First Liens. This product is designed specifically for double-wide or larger manufactured homes. It is limited to homes that are classified as real estate and meet our other guidelines for construction and permanent attachment. These loans are available for primary residences or second homes (available with mortgage insurance), to a maximum loan amount of $150,000 and a minimum credit score of 550.

Loan Production by Product Type

    We originate and purchase both adjustable rate mortgages (ARMs) and fixed rate mortgages (FRMs). The majority of our FRMs are 15-year balloon payment loans that have payments structured to amortize over 30 years, with the balance of the loan due at the end of the fifteenth year. In turn, our ARM production is divided into two categories: floating ARMs and hybrid ARMs.

    The majority of our ARM products are indexed to 6-month LIBOR. Depending on the product, the rates on floating ARMs adjust every 6- to 12-months. For hybrid ARMs, however, the initial rate is fixed for periods ranging from 24- to 60-months. After these initial periods, the interest rate adjusts based on the index and the loan terms at the repricing date.

    ARM loans require that the borrower pay a variable interest rate. The interest rate due from the borrower is determined by adding the "margin" amount to the "index" rate. The index most commonly used in our loan programs is six-month LIBOR. The margin is a predetermined percentage that, when added to the index, gives the borrower the rate that will eventually be due. It is common in the beginning stages of an ARM loan to allow the borrower to pay a rate lower than the rate that would be determined by adding the margin to the index. Over time, the rate adjusts upward such that eventually the interest rate the borrower pays will take into account the index plus the entire margin amount.

    A substantial portion of our loans contain prepayment penalties. Borrowers who accept the prepayment penalty receive a lower interest rate on their mortgage loan. Borrowers always retain the right to refinance their loan, but may have to pay a charge of up to six-months interest on 80% of the remaining principal when prepaying their loans.

    The following table sets forth information about our loan production based on product type (FRMs and ARMs) for the six months ended June 30, 2001 and for the years ended December 31, 2000, 1999, and 1998.

			Year Ended December 31,
		Six Months Ended June 30, 2001
			2000	1999	1998
ProductType
ARMs	ARMs	0.08%	0.13%	1.84%	11.17%
	Hybrids	42.14%	44.81%	44.17%	34.11%

	Total	42.22%	44.94%	46.01%	45.28%
FRMs	Fifteen year	5.71%	4.57%	4.51%	5.45%
	Thirty year	23.69%	16.51%	21.91%	31.30%
	Balloons	28.38%	33.98%	27.57%	17.80%
	Other	—	—	—	0.17%

	Total	57.78%	55.06%	53.99%	54.72%

Loan Production by Borrower Risk Classification

    The following table sets forth information about our loan production by borrower risk classification for the six months ended June 30, 2001 and for the years ended December 31, 2000, 1999, and 1998.

		Year Ended December 31,
	Six Months Ended June 30, 2001
		2000	1999	1998
A+ Credit Loans
Percentage of total purchases and origination	19.14%	6.61%	5.51%	3.90%
Combined weighted average initial LTV	70.73%	78.76%	78.90%	77.97%
Weighted average interest rate:
FRMs	7.89%	9.49%	8.95%	8.61%
ARMs	8.79%	9.85%	8.79%	7.89%
Margin—ARMs	4.87%	4.90%	4.56%	4.34%

A Credit Loans
Percentage of total purchases and origination	17.47%	11.19%	14.57%	24.56%
Combined weighted average initial LTV	79.34%	80.73%	79.08%	77.90%
Weighted average interest rate:
FRMs	9.75%	10.46%	9.37%	9.02%
ARMs	9.42%	10.09%	9.51%	8.97%
Margin—ARMs	5.3%	5.24%	5.27%	5.64%
A Credit Loans
Percentage of total purchases and origination	34.19%	40.93%	44.48%	43.25%
Combined weighted average initial LTV	80.88%	82.77%	82.85%	81.73%
Weighted average interest rate:
FRMs	10.45%	10.83%	10.22%	10.06%
ARMs	10.15%	10.32%	9.69%	9.34%
Margin—ARMs	5.79%	5.95%	6.11%	6.01%
B Credit Loans
Percentage of total purchases and origination	17.23%	23.06%	19.85%	16.15%
Combined weighted average initial LTV	76.45%	78.50%	79.33%	78.64%
Weighted average interest rate:
FRMs	11.35%	11.32%	10.81%	10.60%
ARMs	10.83%	10.69%	10.04%	9.72%
Margin—ARMs	6.4%	6.32%	6.43%	6.27%
C Credit Loans
Percentage of total purchases and origination	9.89%	14.43%	12.91%	9.47%
Combined weighted average initial LTV	71.29%	75.08%	76.40%	75.33%
Weighted average interest rate:
FRMs	12.38%	12.27%	11.53%	11.17%
ARMs	11.72%	11.33%	10.58%	10.21%
Margin—ARMs	6.82%	6.75%	6.81%	6.66%
D Credit Loans
Percentage of total purchases and origination	2.07%	3.78%	2.67%	2.67%
Combined weighted average initial LTV	59.6%	64.67%	64.60%	64.66%
Weighted average interest rate:
FRMs	13.22%	13.49%	12.68%	12.14%
ARMs	12.88%	12.26%	11.38%	11.40%
Margin—ARMs	7.57%	7.37%	7.22%	7.38%

Loan Production by Borrower Purpose

    The following table sets forth information about our loan production based on borrower purpose for the six months ended June 30, 2001 and the years ended December 31, 2000, 1999, and 1998.

		Year Ended December 31,
Borrower Purpose	Six Months Ended June 30, 2001
		2000	1999	1998
Cash-out refinance	68.10%	59.49%	55.15%	52.00%
Purchase	21.11%	29.94%	31.30%	30.46%
Rate or term refinance	10.79%	10.57%	13.55%	17.54%

Loan Production Based Upon the Borrower's Credit Score

    The following table sets forth information about our loan production based on borrowers' credit scores for the six months ended June 30, 2001 and the years ended December 31, 2000, 1999, and 1998.

		Year Ended December 31,
Credit Score	Six Months Ended June 30, 2001
		2000	1999	1998
> 800	0.24%	0.05%	0.06%	0.11%
800 to 751	4.22%	0.79%	1.07%	1.90%
750 to 726	2.56%	0.89%	1.39%	1.94%
725 to 701	3.19%	1.50%	2.20%	3.41%
700 to 676	4.75%	2.85%	3.86%	5.36%
675 to 651	6.93%	5.54%	6.77%	8.68%
650 to 626	9.73%	8.85%	10.32%	12.22%
625 to 601	12.02%	12.70%	13.32%	13.53%
600 to 576	12.09%	14.92%	14.80%	13.41%
575 to 551	13.36%	16.46%	14.69%	11.74%
550 to 526	13.62%	16.43%	12.84%	9.80%
525 to 501	9.55%	10.98%	8.51%	6.15%
<= 500	6.60%	5.88%	4.46%	3.66%
Unavailable	1.14%	2.17%	5.71%	8.08%
Average Credit Score	599	584	588	595

MORTGAGE LOAN PRODUCTION OPERATIONS

  Overview

    We originate or purchase mortgage loans through three separate origination channels. Our wholesale channel originates or purchases loans through our network of approximately 2,900 brokers throughout the country. These brokers rely on our centralized processing teams who we believe provide superior and consistent customer service. Our retail channel originates mortgage loans directly to borrowers through our wholly-owned subsidiary, America's MoneyLine, which has a retail branch network of 16 locations and uses direct mail and the Internet to originate loans. Through our correspondent channel, we purchase mortgage loans from approximately 350 correspondents following a complete re-underwriting of each mortgage loan. For the year ended December 31, 2000, we originated or purchased and securitized a total of $2.1 billion of residential mortgage loans. For the six months ended June 30, 2001, we originated or purchased approximately $1.2 billion and securitized approximately $661 million of residential mortgage loans.

    The following table sets forth selected information about our total loan originations and purchases for the six months ended June 30, 2001 and for the years ended December 31, 2000, 1999, and 1998:

		Year Ended December 31,
	Six Months Ended June 30, 2001
		2000	1999	1998
	($ in thousands)
Average principal balance per loan	$105.4	$97.6	$99.3	$102.8
Combined weighted average initial LTV	76.52%	79.52%	80.07%	79.05%
Percentage of first mortgage loans owner occupied	92.84%	94.70%	93.56%	93.28%
Percentage with prepayment penalty	82.83%	76.95%	73.22%	56.08%
Weighted average credit score	599	584	588	595
Percentage FRMs	57.78%	55.03%	54.04%	54.48%
Percentage ARMs	42.22%	44.97%	45.96%	45.42%
Weighted average interest rate:
FRMs	9.93%	10.98%	10.15%	9.75%
ARMs	10.36%	10.66%	9.97%	9.57%
Margin—ARMs	5.96%	6.20%	6.30%	6.16%

    The following table highlights the net cost to produce loans for our total loan originations and purchases:

	Presented in Basis Points
		Year Ended December 31,
	Six Months Ended June 30, 2001
		2000	1999	1998
Fees collected	62	40	38	23
General and administrative production costs(1)	211	226	221	181
Premium paid	180	207	243	309
Net cost to produce(2)	329	393	426	467

(1)
Excludes corporate overhead costs and the impact of net deferred origination costs. Includes depreciation expense.

(2)
Defined as general and administrative costs and premium paid, net of fees collected, divided by volume.

  Wholesale Channel

    Our wholesale channel purchases and originates non-conforming residential mortgage loans through relationships with various mortgage companies and mortgage brokers. We provide a variety of mortgage products to help our brokers better service their borrowers. Mortgage brokers identify applicants, help them complete loan application paperwork, gather required information and documents, and act as our liaison with the borrower during the lending process. We review and underwrite an application submitted by a broker, accept or reject the application, determine the range of interest rates and other loan terms and, upon acceptance by the borrower and satisfaction of all conditions to the loan, fund the loan. In some instances, brokers will close the loan using their sources of funds, and then sell us the closed loan after we underwrite it. By relying on brokers to market our products and assist the borrower throughout the loan application process, we can increase loan volume through the wholesale channel without increasing marketing, labor, and other overhead costs incurred in connection with retail loan production.

    New brokers enter our wholesale network from various sources. Our account executives and our Website are the main sources for new brokers. To become a Saxon-approved broker, two years of experience in the mortgage industry is preferred and a broker must meet the following eligibility requirements:

  •
  the broker's net worth must be at least $25,000—if the broker's net worth is below $25,000, a personal guaranty may be acceptable;

  •
  the broker must have three business references; and

  •
  the broker must meet all state licensing requirements.

    If the broker meets these requirements, he must complete the broker application package, provide evidence of a state license, articles of incorporation, financial statements, resumes of key personnel, and other information as needed. The wholesale channel's management reviews this information to determine if the broker should be approved. When appropriate, the application may be reviewed and investigated by the risk management department before final approval.

    Through the implementation of ScorePlus and our Website, we are able to provide our brokers with the ability to obtain online loan approvals and pricing in seconds. We believe the power and convenience of online loan approvals increases loan volume for the broker and us. In addition, our Website provides brokers with loan status reports, product guidelines, loan pricing and lock-ins, and many added features. We expect to continue to adapt Web-based technologies to enhance our one-on-one relationships with our brokers.

    Our wholesale channel's key initiatives focus on improving our responsiveness to our customers. Through these initiatives, we intend to:

  •
  continue to take advantage of ongoing opportunities for development of our Website capabilities;

  •
  add more account executives to service wholesale brokers and their customers throughout our nationwide network;

  •
  continue to focus on utilizing technology and continued process improvement to make our loan process more efficient; and

  •
  invest in the training and development of sales and operations personnel.

    Throughout the first six months of 2001, we believe we made substantial progress on these initiatives, including increased use of the Internet for pre-qualification of mortgage loans and customer service training for all wholesale personnel.

    The following table sets forth selected information about our wholesale loan originations for the six months ended June 30, 2001 and for the years ended December 31, 2000, 1999, and 1998:

	Year Ended December 31,
	Six Months Ended June 30, 2001	2000	1999	1998
	($ in thousands)
Average principal balance per loan	$100.8	$91.9	$93.4	$102.5
Combined weighted average initial LTV	79.35%	81.26%	81.00%	80.55%
Percentage of first mortgage loans owner occupied	95.22%	94.09%	93.51%	94.29%
Percentage with prepayment penalty	79.41%	81.52%	70.50%	35.07%
Weighted average credit score	591	584	592	598
Percentage FRMs	53.21%	70.11%	70.44%	80.48%
Percentage ARMs	46.79%	29.89%	29.56%	19.52%
Weighted average interest rate:
FRMs	10.46%	11.30%	10.13%	9.61%
ARMs	10.31%	11.11%	10.08%	9.25%
Margin-ARMs	5.67%	5.90%	6.04%	5.89%

    The following table highlights the net cost to produce loans for our wholesale channel:

	Presented in Basis Points
		Year Ended December 31,
	Six Months Ended June 30, 2001
		2000	1999	1998
Fees collected	41	35	35	34
General and administrative costs(1)	260	317	303	277
Premium paid	123	169	167	173
Net cost to produce(2)	342	451	435	416

(1)
Excludes depreciation expense, corporate overhead costs, and the impact of net deferred origination costs. Includes depreciation expense.

(2)
Defined as general and administrative costs and premium paid, net of fees collected, divided by volume.

    We have been able to increase the profitability of our wholesale channel by successfully increasing the amount of underwriting fees we collect, and reducing our general and administrative costs by consolidating three processing centers into two. Additionally, we anticipate that premiums paid to brokers will continue to decline as we generate more of our wholesale production through our ScorePlus system.

  Retail Channel

    Our retail channel operates under the name of "America's MoneyLine." We originate non-conforming mortgage loans directly to borrowers through America's MoneyLine's 16 branch offices. These branches are located in the following metropolitan areas: Phoenix, AZ; Laguna Hills, CA; Denver, CO; Ft. Lauderdale, FL; Atlanta, GA; Kansas City, KS; New Orleans, LA; Raleigh, NC; Cherry Hill, NJ; Buffalo, NY; Nashville, TN; Dallas, TX; Ft. Worth, TX; Glen Allen, VA (Internet / Direct Unit); Richmond, VA; and Virginia Beach, VA.

    We interact with our borrowers through loan officers in our branch locations and direct-to-the-borrower tools such as the Internet, telemarketing, or direct mailings. As part of our efforts to prudently manage credit risk, all loan underwriting, closing, funding, and shipping is done centrally out of our headquarters in Glen Allen, VA. A typical retail branch consists of approximately twelve employees, consisting of a branch manager, nine loan officers, and two loan processors.

    In 2000, we automated our mortgage loan pre-qualification process through our internal automated underwriting system and an unaffiliated Internet-based company. Loan volume increased by 34% in 2000 compared to 1999 primarily as a result of these changes. While most of our capital expenditures for our retail division in 2000 were focused on the Internet, we also opened our 15th branch office in New Orleans, LA, transformed our Glen Allen, VA branch into an Internet specialty office and renovated our Ft. Worth, TX office. The Ft. Worth branch can effectively cross-sell to customers that have requested payoff or refinancing information from our servicing division. This helps maintain our relationship with our customers by offering them new retail loans that meet their current needs. In 2001, we re-opened our branch office in Phoenix, AZ to bring our total number of branch offices to 16, and plan to open additional branches in selected markets.

    Our retail division has four key initiatives. These initiatives are:

  •
  implementing a focused sales training program;

  •
  improving the effectiveness of our marketing campaigns;

  •
  focusing on enhancing our profitability on each transaction; and

  •
  automating the critical functions within the loan process.

    During the first six months of 2001, we made progress on our key retail initiatives. We held focused sales training, which resulted in an increase in our sales and customer service levels. We also invested in new marketing campaigns that led to an increased number of loan originations. Additionally, our fees (in basis points) increased from 238 for the year ended December 31, 2000 to 279 for the first six months of 2001, because we were able to control our fixed costs to produce a retail loan. We have automated some of our critical functions within the loan process in an effort to make our underwriting and funding more efficient. During the first six months of 2001, we funded approximately $120 of loans for every dollar of marketing expense.

    We intend to grow our retail channel and increase market share by opening offices in key markets. We review the top 30 metropolitan statistical areas to identify our target markets based on the following initial statistics: number of households; homeownership rates; home price ranges; unemployment rates; delinquency rates; median household income; and available equity. In addition, we review competitors' performance in those markets to identify strategic opportunities for growth.

    The following table sets forth selected information about our retail loan originations:

		Year Ended December 31,
	Six Months Ended June 30, 2001
		2000	1999	1998
	($ in thousands)
Average principal balance per loan	$113.7	$87.0	$85.8	$62.5
Combined weighted average initial LTV	76.91%	77.73%	80.33%	81.10%
Percentage of first mortgage loans owner occupied	97.84%	96.80%	94.83%	95.74%
Percentage with prepayment penalty	78.30%	70.05%	64.46%	52.98%
Weighted average credit score	619	600	592	597
Percentage FRMs	80.15%	94.44%	88.46%	94.93%
Percentage ARMs	19.85%	5.56%	11.54%	5.07%
Weighted average interest rate:
FRMs	9.15%	10.40%	10.37%	10.53%
ARMs	9.65%	10.91%	10.05%	10.50%
Margin-ARMs	5.68%	6.38%	5.72%	5.20%

    The following table highlights the net cost to produce loans for our retail channel:

	Presented in Basis Points
		Year Ended December 31,
	Six Months Ended June 30, 2001
		2000	1999	1998
Fees collected	279	238	268	197
General and administrative costs(1)	539	776	726	1,000
Net cost to produce(2)	260	538	458	803

(1)
Excludes depreciation expense, corporate overhead costs, and the impact of net deferred origination costs. Includes depreciation expense.

(2)
Defined as general and administrative costs, net of fees collected, divided by volume.

    Fees collected from our retail channel include origination, discount, underwriting, and processing fees. As part of our strategic initiative to increase profitability, we have increased the fees we charge our borrowers. As volume continues to increase, our general and administrative costs per loan are expected to continue to decrease due to the increased utilization of our fixed retail infrastructure. We expect profitability to increase as our net cost to produce decreases, fixed costs remain stable, and our fee income and loan volume increase.

  Correspondent Channel

    We enter into loan purchase and sale agreements with mortgage bankers, banks, thrifts, and credit unions to sell non-conforming residential mortgage loans to us through our correspondent channel. Our correspondents close their loans through their own financing. After the loans are closed, the correspondent sells them to us through either flow or bulk delivery. We had approximately 350 approved correspondents as of June 30, 2001.

    We seek to buy most of the loans we purchase from correspondents on an individual basis. That is, we re-underwrite and review the collateral for each loan on an individual basis. This "flow-delivery" method of purchasing loans is the most profitable, and, therefore, our preferred, option. We also make bulk purchases of loans in which our correspondents close the loans and hold them until they have several loans ready to be sold at one time. We still re-underwrite each loan and review all collateral before purchasing but, in this case, the pool of loans is put up for bid by the correspondent and typically sold to the purchaser offering the highest price. As a result, purchasing loans by bulk delivery is less profitable than purchasing loans through flow delivery. For the six months ended June 30, 2001, our correspondent flow loan volume accounted for approximately 34% of our total correspondent channel loan production.

    New correspondents become our customers from various sources. Our account executives and our Website are the main sources for new correspondents. Generally, to become one of our approved correspondents, a correspondent must meet the following eligibility requirements:

  •
  a minimum GAAP tangible net worth (defined as GAAP total net worth minus goodwill) of at least $500,000;

  •
  three years experience in conventional mortgage loan originations or a viable business plan;

  •
  $25 million in conventional mortgage loan originations in the 12 months immediately preceding application; and

  •
  delinquency rates in line with industry standard and acceptable to us.

    If the correspondent meets these requirements, it must complete the seller application package, provide evidence of state license, articles of incorporation, financial statements, evidence of insurance and regulatory compliance, a copy of quality control procedures, resumes of key personnel, and other information as needed. Our QC department reviews this information for final approval.

    Our goal is to maintain a consistent level of bulk purchasing while increasing our flow purchases and providing reliable, high-quality customer service. Our strategic initiatives for our correspondent channel are:

  •
  increase product development and diversification—new products will allow us to penetrate new markets and increase market share;

  •
  introduce our expanded online and automated pre-qualification and total underwriting service—these online tools will help our correspondents pre-qualify loans to determine if the loans meet our guidelines before the loans are funded by the correspondent;

  •
  increase our correspondent base to reduce our correspondent concentration risk—with increased flow loan production, we can reduce reliance on some of our bulk correspondents that account for a substantial portion of total correspondent loan production;

  •
  increase production efficiencies and reduce costs—this initiative includes reviewing how loans are processed to find ways to improve the process and remove inefficiencies and errors; and

  •
  reorganize our sales and operations staff to improve operating efficiency.

    In 2000, we implemented our new Website and online pre-qualification tools. These tools have given our correspondents the ability to communicate and work with us more directly and responsively. Now, correspondents can pre-qualify loans online, and e-mail information directly to the loan processors instead of using faxes, overnight mail, or telephones. We have also continued to increase our flow production to become less dependent on bulk purchases. Furthermore, we have enhanced the efficiency of our correspondent channel by consolidating both the flow and bulk funding operations to allow for a more efficient process and better utilization of resources, since bulk and flow fundings tend to occur at different times of the month, and reducing our sales staff by approximately 40%, while maintaining consistent loan volume levels.

    Our long-term vision for our correspondent channel is to increase the size of our business without increasing production costs, and to continue to offer outstanding customer service. We must also stay competitive with technological advances and products, while continuously improving our processes.

    The following table sets forth selected information about loans purchased by our correspondent channel through bulk delivery:

		Year Ended December 31,
	Six Months Ended June 30, 2001
		2000	1999	1998
	($ in thousands)
Average principal balance per loan	$100.2	$105.8	$107.1	$105.2
Combined weighted average initial LTV	74.78%	79.11%	79.18%	77.83%
Percentage of first mortgage loans owner occupied	89.64%	94.20%	93.33%	92.62%
Percentage with prepayment penalty	81.94%	78.94%	78.57%	75.83%
Weighted average credit score	590	580	584	590
Percentage FRMs	45.66%	28.20%	30.45%	29.76%
Percentage ARMs	54.34%	70.80%	69.55%	70.24%
Weighted average interest rate:
FRMs	10.27%	10.72%	10.04%	9.99%
ARMs	10.58%	10.50%	9.92%	9.64%
Margin-ARMs	6.41%	6.34%	6.45%	6.22%

    The following table sets forth selected information about loans purchased by our correspondent channel through flow delivery:

		Year Ended December 31,
	Six Months Ended June 30, 2001
		2000	1999	1998
	($ in thousands)
Average principal balance per loan	$125.6	$98.5	$106.3	$130.0
Combined weighted average initial LTV	69.97%	77.69%	79.71%	78.82%
Percentage of first mortgage loans owner occupied	96.83%	96.37%	94.21%	90.96%
Percentage with prepayment penalty	77.70%	62.02%	64.92%	21.84%
Weighted average credit score	619	579	588	617
Percentage FRMs	72.50%	70.57%	67.86%	79.53%
Percentage ARMs	27.44%	29.43%	32.14%	20.47%
Weighted average interest rate:
FRMs	9.40%	11.20%	10.35%	9.29%
ARMs	10.22%	10.69%	9.98%	9.44%
Margin-ARMs	5.45%	5.81%	5.94%	5.69%

    The following table highlights the net cost to produce loans for our correspondent channel:

	Presented in Basis Points Year Ended December 31,
		Year Ended December 31,
	Six Months Ended June 30, 2001
		2000	1999	1998
Fees collected	4	3	2	1
General and administrative costs(1)	59	57	57	47
Premium paid	289	274	358	425
Net cost to produce(2)	344	328	413	471

(1)
Excludes depreciation expense, deferred origination costs, and corporate overhead costs. Includes depreciation expense.

(2)
Defined as general and administrative costs and premium paid, net of fees collected, divided by volume.

    As we seek to increase the profitability of our correspondent channel, we are currently looking at ways to increase our underwriting fee income. Our general and administrative costs, as measured in basis points, increased in the six months ended June 30, 2001 due to lower bulk purchase volume. The decreased volume of bulk purchases was a result of a strategic decision to reduce the bulk production since volume in the more profitable flow production and wholesale and retail channels increased significantly in the first six months of 2001. The premiums paid on correspondent loans we purchase fluctuate year to year based on market conditions. As we increase our flow business and become less reliant on bulk purchases, we expect to see the profitability of our correspondent channel increase.

SECURITIZATION AND FINANCING

    As a fundamental part of our present business and financing strategy, we securitize a majority of our mortgage loans. Since 1996, we have securitized approximately $9.5 billion of the loans we originated or purchased. We intend to continue utilizing the asset-backed securitization market to provide long-term financing for our mortgage loans. We will generate earnings and cash flows primarily from the net interest income and fees we earn from the mortgage loans we originate and purchase. We will finance loans initially under one of several different secured and committed warehouse financing facilities and subsequently finance loans on a non-recourse basis (but subject to customary representations and warranties) using asset-backed securities issued by the securitization trust. The asset-backed securities will pay down as the mortgage loans pay off. We anticipate that the structure employed by our securitization transactions will require credit enhancement by applying excess cash flow (mortgage interest income net of interest on the asset-backed securities, losses, and servicing fees) to pay down the asset-backed securities of the trust faster than the underlying mortgages of the trust and create overcollateralization. Once the overcollateralization meets predetermined levels, we will begin to receive the excess cash flow from the mortgage loans in the trust. Depending upon the structure of the asset-backed securities and the performance of the underlying loans, excess cash flow may not be distributed to us for 12 to 24 months or more. These excess amounts are derived from, and are affected by, the interplay of several economic factors:

  •
  the extent to which the interest rates of the mortgage loans exceed the interest rates of the related asset-backed securities;

  •
  the creation of overcollateralization;

  •
  the level of loss and delinquencies experienced on the securitized mortgage loans; and

  •
  the extent to which the loans are prepaid by borrowers in advance of scheduled maturities.

    We expect that our securitization trusts will also provide that, if certain delinquencies and/or losses exceed certain levels (which vary among the securitization trusts), as established by the applicable rating agencies (or the financial guaranty insurer, in the case of certain securitization trusts), the required level of overcollateralization may be increased or may be prevented from decreasing as would otherwise be permitted if losses and/or delinquencies did not exceed such levels. Other tests (based on delinquency levels or other criteria) may restrict our ability to receive excess cash flow from a securitization transaction. We cannot assure you that the performance tests will be satisfied. Nor can we assure you, in advance of completing negotiations with the rating agencies or other key transaction parties, of the actual terms of such delinquency tests, overcollateralization terms, cash flow release mechanisms or other significant factors regarding the calculation of net asset income to us. Failure to negotiate such terms on a favorable basis may materially and adversely affect the availability of net excess income to us.

    Generally, so long as excess cash flow is being directed to the senior securities of a securitization trust to achieve overcollateralization, we will not receive distributions from the related securitized pool. In addition, because the application of the excess cash flow to the senior securities of a securitization trust is dependent upon the performance of the related mortgage loans, there may be material variations in the amount, if any, of the excess cash flow distributed to us from period to period, and there may be extended periods when we do not receive excess cash flow. Any variations in the rate or timing of our receipt of distributions may adversely affect our financial condition.

    We cannot assure you that our securitizations will generate sufficient excess cashflow to ensure that targeted levels of overcollateralization will be achieved and maintained at all times. As described above, a high rate of delinquencies and defaults or rapid rates of prepayments experienced by a securitized pool (or an increase in LIBOR or any other benchmark which may be utilized) may cause the amount of interest received on the mortgage loans to be less than the amount of interest payable on the securities of the securitization trust on the related payment date. In this case, the principal balance of such securities would decrease at a slower rate relative to the principal balance of the securitized pool, which would lead to a reduction of overcollateralization below targeted levels and result in no excess cash flow being paid to us.

    For federal income tax purposes, we will elect to treat each of our securitizations as one or more REMICs. As a result of this election, we will recognize taxable gain or loss on the sale of asset-backed securities even though we will not recognize gain or loss on securitization of mortgage loans for financial reporting purposes. For purposes of computing such gain or loss, we are required to allocate our tax basis in the mortgage loans contributed to the REMIC among the asset-backed securities issued by the REMIC, including any asset-backed securities we retain. We recognize such taxable gain or loss only with respect to the asset-backed securities we sell, utilizing the value of the retained interest as a component of the gain.

    Historically, we have typically held, and may continue in the future to hold, the residual interests in some of the REMICs we create. A portion of the income we recognize that is attributable to such residual interests, referred to as excess inclusions, is subject to special tax treatment. Specifically, our taxable income for any taxable year can never be less than the sum of our excess inclusions for the year. Thus, if we have excess inclusions for any year, we will have to pay federal income tax even if the sum of our otherwise allowable deductions and losses for the year exceed our income (computed without regard to the excess inclusion rule) for the year.

MORTGAGE LOAN SERVICING

    The following table describes the loan servicing process:

    Once we originate or purchase a mortgage loan, our wholly-owned subsidiary, Meritech, begins the process of servicing the loan seeking to ensure that the loan is repaid in accordance with its terms. Beginning with an introductory call made as soon as seven days following the origination or purchase of a mortgage loan, we attempt to establish a consistent payment relationship with the borrower. In addition, our call center uses a predictive dialer to create calling campaigns for delinquent loans based upon the borrower's historical payment patterns and the loan's risk profile. Our Life of the Loan Credit Risk Management strategy is applied to every loan in our servicing portfolio. The inherent risk of delinquency and loss associated with sub-prime loans requires active communication with our borrowers from origination through liquidation. Our technology delivers extensive data regarding the loan and the borrower to the desktop of the individual providing service. Contact with our borrower is tailored to reflect the borrower's payment habit, loan risk profile, and loan status. Borrower contact is initiated through outbound telephone campaigns, monthly billing statements, and direct mail. Our Website provides borrowers with access to account information and online payment alternatives.

    To enhance our relationship with our borrowers, we upgraded our call management system to support more intuitive customer service strategies, increased our loss mitigation capabilities by implementing an online decision support system, and launched an advanced customer service Website delivering a full range of service and up-to-date information to our customer's desktop. Immediate access to information regarding the borrower's situation and desktop delivery of this information to our employees within a decision support framework (Asset Planner and our DRP system) remain critical to our success. In addition, we have invested in technology for our payment processing department that will not only allow quicker processing of payments, but, more importantly, will also improve our ability to handle payment exceptions quickly—a key to successful sub-prime mortgage servicing.

    We intend to continue to develop our Website to improve customer service and expand business-to-business initiatives to enhance performance in default and timeline management. We are now able to deliver online access to selected loan documents and an online interview guiding our borrower through alternatives to foreclosure.

    Once an account becomes thirty days delinquent, the borrower receives a breach notice allowing thirty days, or more if required by applicable state law, to cure the default before the account is referred for foreclosure. The call center continues active collection campaigns and may offer the borrower relief through a forbearance plan designed to resolve the delinquency in ninety days or less.

    Accounts moving from thirty days delinquent to sixty or more days delinquent are transferred to the Loss Mitigation department, which is supported by the predictive dialer, as well as the Asset Planner system, our third generation loss mitigation decision support engine. Asset Planner supports the loss mitigation representatives in choosing a collection strategy that is designed to minimize the loss on the defaulted loan. Asset Planner considers updated property value information, the borrower's current credit profile, and foreclosure and real estate marketing timelines to determine the best alternative to foreclosure. The Loss Mitigation department continues to actively attempt to resolve the delinquency while our foreclosure department refers the file to local counsel to begin the foreclosure process.

    Delinquent accounts not resolved through collection and loss mitigation activities are foreclosed in accordance with state and local laws. Foreclosure timelines are managed through an event planner built into the loan servicing system. The event planner schedules key dates throughout the foreclosure process, enhancing our ability to monitor and manage foreclosure counsel. Properties acquired through foreclosure are transferred to the Real Estate Owned department to manage eviction and marketing of the properties.

    Once the properties are vacant, they are listed with one of four national asset management firms who develop a marketing strategy designed to ensure the highest net recovery upon liquidation. The Real Estate Owned department monitors asset managers. Property listings are reviewed monthly to ensure the properties are properly maintained and actively marketed.

  Our Delinquency and Loss Experience

    The following tables set forth information about the delinquency and loss experience of the mortgage loans we service (which are primarily loans we have originated or purchased and have been or will be securitized) for the periods indicated.

		Year Ended December 31,
Total Delinquencies and Loss Experience(1)	Six Months Ended June 30, 2001
		2000	1999	1998(2)
	($ in thousands)
Total outstanding principal balance (at period end)	$6,319,811	$5,588,598	$4,803,812	$3,578,946
Average outstanding principal balance	5,986,324	5,233,423	4,202,953	3,015,200
Delinquency (at period end):
30-59 days:
Principal balance	$415,434	$381,574	$260,731	$227,466
Percent of delinquency	6.6%	6.8%	5.4%	6.4%
60-89 days:
Principal balance	$111,467	$92,011	$73,518	$48,010
Percent of delinquency	1.8%	1.6%	1.5%	1.3%
90 days or more:
Principal balance	$46,256	$31,287	$17,195	$57,232
Percent of delinquency	0.7%	0.6%	0.4%	1.6%
Total delinquencies:
Principal balance	$573,157	$504,872	$351,444	$332,707
Percent of delinquency	9.1%	9.0%	7.3%	9.3%
Foreclosures:
Principal balance	$254,421	$223,617	$152,761	$87,730
Percent of foreclosures by dollar	4.0%	4.0%	3.2%	2.5%
Real Estate Owned:
Principal balance	$96,106	$77,479	$51,136	$32,521
Percent of Real Estate Owned	1.5%	1.4%	1.1%	0.9%
Net losses on liquidated loans	$34,858	$44,086	$31,344	$16,060
Percentage of losses on liquidated loans (based on average outstanding principal balance)(3)	1.2%	0.8%	0.7%	0.5%

(1)
Includes total serviced assets.

(2)
Bankruptcies are included in the 30, 60, and 90 day categories.

(3)
Annualized.

		Year Ended December 31,(2)
Bankruptcy Delinquencies and Loss Experience(1)	Six Months Ended June 30, 2001
		2000	1999
	($ in thousands)
Total outstanding principal balance (at period end)	$6,319,811	$5,588,598	$4,803,812
Total loans in bankruptcy	205,168	168,074	115,128
Bankruptcy delinquency (at period end):
30-59 days:
Principal balance	$8,514	$4,750	$3,974
Percent of delinquency	0.13%	0.09%	0.08%
60-89 days:
Principal balance	$6,980	$6,218	$4,509
Percent of delinquency	0.11%	0.11%	0.09%
90 days or more:
Principal balance	$157,370	$133,290	$82,541
Percent of delinquency	2.49%	2.39%	1.72%
Total bankruptcy delinquencies:
Principal balance	$172,865	$144,258	$91,024
Percent of delinquency	2.74%	2.58%	1.89%

(1)
Includes total serviced assets.

(2)
1998 data not available.

    In addition to servicing mortgage loans that we originate or purchase, we service mortgage loans for other lenders and investors. Our loan servicing portfolio as of June 30, 2001 is summarized below:

	June 30, 2001
	Number of Loans	Principal Balance
	($ in thousands)
Saxon(1)	58,002	$5,558,036
Credit Suisse First Boston	2,832	380,265
Dynex Capital, Inc.	1,699	191,582
Greenwich Capital, Inc.	1,414	102,402
Ginnie Mae	1,258	38,071
Fannie Mae	506	14,054
Freddie Mac	89	4,187
Other	775	31,215

Total	66,575	$6,319,812

(1)
Represents servicing rights retained from prior securitizations.

    We believe we can increase our servicing portfolio because competition in the sub-prime mortgage loan industry has been adversely affected by limited access to capital, lower than anticipated performance of seasoned portfolios, and industry consolidation. Competitors with limited access to capital have shifted their operations to selling loans, along with the related servicing rights, or have entered into strategic alliances with investment banks to increase their liquidity and access to the capital markets. Accordingly, an increasing number of asset-backed securities are being issued by entities that do not perform servicing, presenting opportunities for us to increase the size of our portfolio of loans serviced for others.

  Our Delinquency and Loss Experience

Delinquency by Credit Grade by Year Funded(1)(2)

			Percentage 60+ days Delinquent(3)
Year
	Original Balance	Current Balance	A+/A	A-	B	C	D
	($ in thousands)
1996	$741,645	$89,752	6.39	17.74	19.26	23.19	11.81
1997	1,769,538	326,139	8.03	14.61	19.14	27.79	24.76
1998	2,084,718	812,106	6.61	15.69	23.14	24.88	35.92
1999	2,381,387	1,543,768	6.34	12.41	17.51	24.10	33.45
2000	2,078,637	1,783,248	4.17	8.32	13.42	20.84	28.21

Delinquency by Product—FRM(1)(2)

Year	Original Balance	Current Balance	Percentage 60+ days Delinquent(3)	Cumulative Loss Percentage(4)
	($ in thousands)
1996	$252,994	$59,518	9.66	1.81
1997	628,956	207,880	10.17	2.38
1998	1,146,291	603,633	10.79	1.50
1999	1,287,740	910,509	12.09	1.04
2000	1,145,798	908,175	11.23	0.19

Delinquency by Product—ARM(1)(2)

Year	Original Balance	Current Balance	Percentage 60+ days Delinquent(3)	Cumulative Loss Percentage(4)
	($ in thousands)
1996	$488,651	$30,234	12.36	1.17
1997	1,140,582	118,269	21.16	1.97
1998	938,427	208,474	25.65	1.77
1999	1,093,647	633,260	16.64	1.16
2000	932,839	803,073	11.27	0.11

(1)
Includes managed assets.

(2)
As of June 30, 2001.

(3)
60+ days delinquent comprises both securitized and unsecuritized loans.

(4)
Includes securitization losses and losses incurred from loan repurchases, delinquent loan sales, and unsecuritized loans.

COMPETITION

    We face intense competition in the business of originating, purchasing, securitizing, and servicing mortgage loans. Our competitors include consumer finance companies and other diversified financial institutions, mortgage banking companies, commercial banks, credit unions, savings and loans, credit card issuers, and insurance finance companies. Many traditional mortgage lenders have begun to offer products similar to those we offer to our borrowers. Fannie Mae and Freddie Mac have also expressed interest in adapting their programs to include non-conforming products, and have begun to expand their operations into the sub-prime market. We also expect increased competition over the Internet, as entry barriers are relatively low over the Internet. Many of these competitors, including large financial corporations taking advantage of consolidation opportunities in the industry, are substantially larger and have more capital, or greater access to capital at lower costs, and greater technical and marketing resources than we have. Efficiencies in the asset-backed securities market have generally created a desire for increasingly larger transactions, giving companies with greater volumes of originations a competitive advantage.

    Competition in the industry can take many forms, including interest rate and cost of a loan, convenience in obtaining a loan, customer service, amount and term of a loan, and marketing and distribution channels. Additional competition may lower the rates we can charge borrowers and potentially lower our net interest margin.

    Our competitive position may be affected by fluctuations in interest rates and general economic conditions. During periods of rising interest rates, competitors that have "locked in" low borrowing costs may have a competitive advantage. During periods of declining interest rates, competitors may solicit our borrowers to refinance their loans. During economic slowdowns or recessions, our borrowers may face new financial difficulties and may be receptive to refinancing offers by our competitors.

    We believe that our competitive strengths are:

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  investment in technology to support operating efficiency, maintain credit decision consistency, and drive loss mitigation efforts;

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  disciplined approach to underwriting and servicing sub-prime mortgage loans using sophisticated and integrated risk management techniques;

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  customer-focused processing and underwriting teams that are responsive to borrowers' needs;

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  risk-based pricing using our historical performance databases to increase predictability of our returns; and

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  funding and liquidity through the asset-backed securities market.

    We believe these strengths enable us to produce higher-quality, better performing loans than our competitors.

REGULATION

    The mortgage lending industry is highly regulated. Our business is subject to extensive regulation and supervision by various federal, state, and local government authorities. As of December 31, 2000, we were licensed or exempt from licensing requirements by the relevant state banking or consumer credit agencies to originate first and second mortgages in 49 states and the District of Columbia.

    Our mortgage lending and servicing activities are subject to the provisions of various federal and state statutes, including the Equal Credit Opportunity Act of 1974, as amended, the Federal Truth-in-Lending Act and Regulation Z promulgated thereunder, the Home Ownership and Equity Protection Act of 1994, the Fair Credit Reporting Act of 1970, as amended, the Real Estate Settlement Procedures Act, the Fair Debt Collection Practices Act, the Home Mortgage Disclosure Act, the Fair Housing Act, and state statutes governing mortgage lending. Our business is subject to the rules and regulations of various federal, state, and local regulatory agencies in connection with originating, purchasing, processing, underwriting, securitizing, and servicing mortgage loans. These rules and regulations, among other things:

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  impose licensing obligations on us;

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  establish eligibility criteria for mortgage loans;

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  prohibit discrimination;

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  provide for inspections and appraisals of properties;

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  require us to adhere to certain procedures regarding credit reports on loan applicants;

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  regulate assessment, collection, foreclosure and claims handling, investment and interest payments on escrow balances, and payment features;

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  mandate certain disclosures and notices to borrowers; and

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  may fix maximum interest rates, fees, and mortgage loan amounts.

    Failure to comply with these requirements can lead to, among other things, loss of approved licensing status, demands for indemnification or mortgage loan repurchases, certain rights of rescission for mortgage loans, class action lawsuits, administrative enforcement actions, and civil and criminal liability.

    The federal Gramm-Leach-Bliley financial reform legislation enacted in 2000 imposes additional privacy obligations on us with respect to our applicants and borrowers. We have prepared appropriate controls and procedures to comply with the law. In addition, several states are also considering adopting privacy laws that are not entirely consistent with one another. The enactment of inconsistent state privacy legislation could substantially increase our compliance costs.

    In addition, several federal, state, and local laws and regulations have been adopted or are under consideration that are intended to eliminate so-called "predatory" lending practices, such as "steering" borrowers into loans with high interest rates and away from more affordable products, selling unnecessary insurance to borrowers, and "flipping" or repeatedly refinancing loans. Since 1999, a number of states and municipalities have adopted laws related to predatory lending. These laws, rules, and regulations, or other laws, rules, or regulations adopted in the future, could have a material adverse impact on our business by substantially increasing the costs of compliance with a variety of federal, state, and local rules, or restricting our ability to charge rates and fees adequate to compensate us for the risk associated with certain loans.

    Due to the consumer-oriented nature of the mortgage industry, there is a risk that we or other industry participants may be named as defendants in litigation involving alleged violations of federal and state laws, including consumer protection laws, or become the subject of a regulatory investigation. In recent years, several non-conforming mortgage lenders have been the subject of class action lawsuits and regulatory actions alleging improper marketing practices, abusive loan terms and fees, disclosure violations, improper yield spread premiums and other matters. In June 2001, the Eleventh Circuit Court of Appeals issued a decision in Culpepper v. Irwin Mortgage Corp. in which the court revisited the legality of certain payments that lenders commonly make to mortgage brokers, often referred to as yield spread premiums, under the federal Real Estate Settlement Procedures Act. In 1999, the Department of Housing and Urban Development issued a policy statement taking the position that lender payments to mortgage brokers, including yield spread premiums, are not per se illegal. The Culpepper decision apparently treats a much wider category of these payments as illegal. Other mortgage lenders and we now face inconsistent judicial decisions about such payments. If the Culpepper decision is not overturned or otherwise superseded by law or regulation, there could be a substantial increase in litigation regarding lender payments to brokers and potential costs defending these types of claims and in paying any judgments that might result. The costs of a significant increase in litigation could have a material adverse effect on our results of operation, financial condition and business prospects.

ENVIRONMENTAL

    In the ordinary course of our business, from time to time we foreclose on properties securing loans that are in default. There is a risk that hazardous or toxic waste could be found on these properties and we may be held liable to a governmental entity or to third parties for property damage, personal injury, and investigation and cleanup costs incurred in connection with the contamination. To date, we have not been required to perform any material investigation or clean up activities, nor have we been subject to any environmental claims. We cannot assure you, however, that this will remain the case in the future.

EMPLOYEES

    We employed 852 full-time employees as of June 30, 2001. None of our employees are represented by a union or covered by a collective bargaining agreement. We believe our relations with our employees are good.

PROPERTIES

    Our headquarters is located in Glen Allen, VA and contains 59,948 square feet. The lease for these premises expires on July 31, 2005. We also lease property in the following metropolitan areas: Phoenix, AZ; Foothill Ranch, CA; Denver, CO; Ft. Lauderdale, FL; Atlanta, GA; Kansas City, KS; New Orleans, LA; Raleigh, NC; Cherry Hill, NJ; Buffalo, NY; Nashville, TN; Dallas, TX; Ft. Worth, TX; Richmond, VA; and Virginia Beach, VA. We do not consider any specific leased location to be material to our operations. We believe that equally suitable alternative locations are available in all areas where we currently do business.

LEGAL PROCEEDINGS

    Because the nature of our business involves the collection of numerous accounts, the validity of liens and compliance with various state and federal lending laws, we are subject to various legal proceedings in the ordinary course of business. We do not believe that the resolution of these lawsuits will have a material adverse effect on our financial position or our results of operations.

144A OFFERING

    On July 6, 2001, Friedman, Billings, Ramsey & Co., Inc. (FBR) purchased from us 28,000,000 shares of our common stock at a price of $9.30 per share. FBR then resold the shares of common stock to investors at the price of $10.00 per share, subject to the following sentence, in a transaction not requiring registration under the Securities Act or applicable state securities laws. FBR resold (1) 1,000,000 shares of common stock to an affiliate of FBR at a price of $9.30 per share, (2) 2,688,172 shares of common stock to an affiliate of Dominion Resources at a price of $9.30 per share, (3) purchased 1,257,298 shares of common stock at a price of $9.30 per share, and (4) 1,735,000 shares to certain affiliates of FBR and to certain of our directors, at a price of $9.30 per share. One of the affiliates of FBR is a real estate investment trust that is managed by an affiliate of FBR. Pursuant to this affiliate's general agreements with FBR, it will share in FBR's discount with respect to the shares being sold in this offering. In addition, concurrent with the sale to FBR, we sold 20,000 shares to our CEO, 20,000 shares to our President, and 10,000 shares to our CFO.

    FBR offered and sold the shares of common stock only to persons it reasonably believed to be:

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  "qualified institutional buyers" (as defined in Rule 144A under the Securities Act);

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  institutional "accredited investors" (as defined in Rule 501(a)(1), (2), (3), (7), or (8) under the Securities Act);

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  individual "accredited investors" (as defined in Rule 501(a)(4), (5), or (6) under the Securities Act); or

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  an investor that is not purchasing for the account or benefit of a U.S. person and is purchasing the shares of common stock in an offshore transaction pursuant to Regulation S of the Securities Act.

    Our net proceeds of the 144A Offering were approximately $260 million. We used the net proceeds as follows: (1) to pay the cash component of the purchase price for the acquisition of SCI Services which was $145.1 million, net of a $25 million note to Dominion Capital, and (2) the remainder for general corporate and working capital purposes. For a more detailed discussion of the 144A Offering see "Business—144A Offering."

    Pursuant to the purchase agreement between FBR and us, we agreed to indemnify FBR against various liabilities, including liabilities under the securities laws. In connection with our indemnification obligation, we will contribute payments that FBR may be required to make in respect of those liabilities. We have also agreed to pay the FBR's out-of-pocket expenses in connection with the 144A Offering.

    In connection with the 144A Offering, we granted to FBR warrants to purchase an aggregate of 1,200,000 shares of our common stock (the FBR Warrants). The FBR Warrants are exercisable for a period of five years, commencing upon the closing date of 144A Offering, at a per share exercise price of $10.00. The FBR Warrants may not be transferred, sold, assigned or hypothecated for a period of one year from the closing of the offering, except to officers or partners of FBR. The holders of shares of common stock underlying the FBR Warrants have the same registration rights as those granted to holders of the shares of common stock purchased in the 144A Offering. The FBR Warrants contain anti-dilution provisions providing for appropriate adjustment of the exercise price and number of shares of common stock that may be purchased upon the occurrence of certain events. The holders of the FBR Warrants have no voting, dividend or other rights as stockholders with respect to shares of common stock underlying the FBR Warrants until the FBR Warrants have been exercised.

    We have agreed to furnish to the holders or beneficial owners of the shares of common stock sold in the 144A Offering and prospective purchasers of the common stock designated by those holders, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act until the time that the shares of common stock are no longer "restricted securities" within the meaning of Rule 144 under the Securities Act. We have also agreed to provide the registration rights described for the benefit of the holders of the common stock purchased in this offering and the shares underlying the FBR Warrants. See "Description of Capital Stock—Registration Rights."

    There is no established trading market for our shares of common stock. Our common stock is eligible for trading in PORTAL. FBR has advised us that it intends to make a market in our common stock as permitted by applicable law. FBR is not obligated, however, to make a market in our common stock and any market-making may be discontinued at any time at FBR's sole discretion. In addition, any such market-making activity will be subject to the limits imposed by the Securities Act and the Exchange Act. Accordingly, no assurance can be given as to the development or liquidity of any market for our common stock. See "Risk Factors."

    FBR may engage in stabilizing transactions, covering transactions, and penalty bids in accordance with Regulation M under the Exchange Act.

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  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

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  Covering transactions involve purchases of our common stock in the open market after the distribution has been completed to cover short positions.

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  Penalty bids permit the initial purchaser to reclaim a selling concession from a broker/dealer when shares of our common stock originally sold by such broker/dealer are purchased in a stabilizing or covering transaction to cover short positions.

These stabilizing transactions, covering transactions, and penalty bids may cause the price of our common stock to be higher than it would otherwise be in the absence of these transactions. These transactions, if commented, may be discontinued at any time.

ACQUISITION OF SCI SERVICES, INC.

    On July 6, 2001, we purchased all of the issued and outstanding shares of capital stock of SCI Services, Inc. (SCI Services, then known as Saxon Capital, Inc., from Dominion Capital, for a purchase price of $170.1 million. The purchase price was equal to SCI Services's net tangible book value as of July 6, 2001, adjusted to take into effect the distribution by SCI Services to Dominion Capital of the assets and liabilities described below that we did not purchase, plus a premium of $5 million. Twenty-five million dollars of the purchase price was paid in the form of a promissory note and the rest in cash. We did not purchase any of the goodwill or tax liabilities, or any of the I/Os and related hedges, and subordinate bonds SCI Services retained in securitizations that occurred before our purchase (the Excluded Assets).

    SCI Services, Saxon Mortgage Inc. (Saxon Mortgage), Meritech, Dominion Capital, and we entered into a residual assignment and services agreement. Under this agreement required, immediately before the closing of our purchase of SCI Services, SCI Services distributed the Excluded Assets to Dominion Capital and Dominion Capital converted the outstanding indebtedness owed by SCI Services to Dominion Capital into additional shares of common stock of SCI Services. The residual assignment agreement also includes the agreement by Saxon Mortgage and Meritech, among other things, to provide certain services to Dominion Capital related to the residual interests assigned to Dominion Capital, to continue to perform their obligations under the documents governing SCI Services's prior securitizations and not to voluntarily resign as master servicer or servicer for SCI Services's prior securitizations. Our compensation for the services we will perform for Dominion Capital is determined according to a formula based on the cash actually distributed each month with respect to the residual interests assigned to Dominion Capital plus or minus realized cash flows from hedges related to the residual interests less any amounts paid to us to indemnify us for losses related to breaches of representations, warranties, or covenants made by SCI Services in connection with its prior securitizations. SCI Services has also agreed to assist Dominion Capital, at its request, with any re-securitization transaction with respect to some or all of the residual interests included in the Excluded Assets. Saxon Mortgage and Meritech have also agreed not to sell all or a material portion of their respective assets or change their respective businesses if doing so would adversely affect their respective abilities to perform their obligations under the residual assignment agreement.

    The purchase agreement and the residual assignment agreement contain representations and warranties of SCI Services and Dominion Capital addressing various matters, including, among others, corporate organization and authority, ownership by Dominion Capital of the capital stock of SCI Services free and clear of all encumbrances, consents required for the purchase of Saxon, compliance with laws, SCI Services's financial statements, litigation, environmental matters, tax matters, and employee benefits plans. The purchase agreement and the residual assignment agreement also contain our representations and warranties addressing various matters, including, among others, corporate organization and authority, consents required for the purchase of SCI Services, litigation, and our investment intent with respect to the capital stock of SCI Services. Dominion Capital and we have agreed to indemnify one another for breach of our respective representations, warranties, and post-closing covenants. Each party's representations and warranties in the purchase agreement generally survive for one year following the closing with certain exceptions: (1) representations regarding each party's corporate organization and authority and Dominion Capital's ownership of the capital stock of SCI Services survive indefinitely; (2) representations regarding tax matters survive for a period equal to the statute of limitations applicable to such matters; (3) representations regarding Saxon's compliance with laws, environmental matters, and employee benefits plans survive for three years following closing; and (4) representations regarding Saxon's financial statements survive for two years following closing. Dominion Capital has also agreed to indemnify us for losses related to (1) claims initiated by a third party alleging the breach of any representation, warranty, or covenant made by Saxon in connection with its prior securitizations, (2) the Excluded Assets, (3) certain legal proceedings, and (4) certain payments to employees triggered by our purchase of SCI Services.

    Each party's right to indemnification for losses related to breaches of the other party's representations, warranties, and post-closing covenants is subject to agreed-upon limitations set forth in the purchase agreement and residual assignment agreement. Dominion Capital's maximum liability to indemnify us for claims under the purchase agreement and the residual assignment agreement is limited to an aggregate amount equal to the gross proceeds of the 144A Offering (the Initial Dominion Capital Indemnity Amount). The Initial Dominion Capital Indemnity Amount will be reduced over time by the amount of indemnification claims previously paid by Dominion Capital to us, and a formula based on the aggregate principal balance of mortgage loans securitized in SCI Services's securitizations before our purchase that have since been terminated; however, this amount may not be reduced for a period of three years following the closing below an amount equal to the purchase price we paid for SCI Services less the amount of all indemnification claims previously paid by Dominion Capital to us. Dominion Capital has agreed to maintain a minimum consolidated tangible net worth in an amount equal to the Initial Dominion Capital Indemnity Amount, as such amount may be reduced in accordance with the residual assignment agreement, until the date the Initial Dominion Capital Indemnity Amount is reduced to zero, provided that Dominion Capital's minimum consolidated tangible net worth may not be reduced for a period of three years following the closing below the purchase price we paid for SCI Services less the amount of all indemnification claims previously paid by Dominion Capital to us.

    Dominion Capital's maximum liability to indemnify us for claims under the purchase agreement for losses related to (1) intercompany debt, certain litigation, breaches of representations related to corporate status and authority, ownership of SCI Services's capital stock, and compliance with laws and breach of Dominion Capital's post-closing covenants under the purchase agreement is limited to an amount equal to the purchase price we pay for SCI Services, and (2) breach of any of their other representations under the purchase agreement is limited to $30 million. Dominion Capital's maximum aggregate liability to indemnify us for claims under the purchase agreement is limited to an amount equal to the purchase price we paid for SCI Services. Our maximum liability to indemnify Dominion Capital for claims under the purchase agreement for losses related to (1) breach of representations related to our corporate status and authority, consents required for the transaction and our investment intent, and breach of our post-closing covenants under the purchase agreement is limited to an amount equal to the purchase price we paid for SCI Services, and (2) breach of any of our other representations under the purchase agreement is limited to $30 million. Our maximum aggregate liability to indemnify Dominion Capital for claims under the purchase agreement is limited to an amount equal to the purchase price we paid for Saxon.

    The purchase agreement contains additional limitations on each party's right to indemnification under that agreement. These limitations provide that neither Dominion Capital nor we are entitled to indemnification for losses related to breaches of the other party's representations, warranties, and post-closing covenants until the amount of such losses exceeds $5 million, at which time indemnification shall only be made for losses in excess of $5 million. Each party's right to indemnification for losses related to breach of certain representations and warranties, including those regarding corporate organization and authority, Dominion Capital's ownership of the capital stock of SCI Services and tax matters, is not subject to this $5 million limitation. In addition, losses that individually do not exceed $20,000 will not be counted towards the $5 million amount and will not be indemnified even if the $5 million amount is exceeded.

    The residual assignment agreement gives Dominion Capital an option, in the event of a "Disqualified Change of Control Transaction" (defined below), exercisable within 15 business days of the date we notify Dominion Capital of our intent to enter into a Disqualified Change of Control Transaction, to require us to solicit bids from other sub-prime mortgage loan servicers to service, as a subservicer, the mortgage loans securitized in connection with Saxon's prior securitizations. After consultation with Dominion Capital, we will accept the bid that we believe contains the terms and conditions most favorable to us. The subservicer we select must agree, among other things, to comply with the residual assignment agreement and with the securitization documents relating to Saxon's prior securitizations. We will not be required to accept a bid that requires us to pay servicing fees to a subservicer that exceed the amount of servicing fees to which we are entitled under the documents relating to Saxon Holding's prior securitizations.

    A Disqualified Change of Control Transaction is a transaction that occurs within three years of our purchase of SCI Services in which a person or group of persons acquires, directly or indirectly, (1) all or substantially all of our assets, business, or operations, (2) more than 50% of the outstanding capital stock of, or the power to elect more than 50% of the directors of Saxon Mortgage, Meritech, or us or (3) all or substantially all of the assets, business or operations of Meritech or Saxon Mortgage or such lesser portion of such assets, business, or operations, the transfer or disposition of which could reasonably be expected to materially and adversely affect the ability of Saxon Mortgage or Meritech to perform its obligations under the documents relating to SCI Service's prior securitizations and the residual assignment agreement (such a transaction is referred to as a Change in Control Transaction), and the acquiring person or group does not either (1) have a sub-prime mortgage loan residential primary servicer rating of "2" or better from Fitch, Inc., an "Above Average" or better rating from Standard & Poor's, or a comparable rating from another nationally recognized statistical rating agency, or (2) make certain agreements with respect to Meritech's operations for the period ending on the third anniversary of our purchase of Saxon. The agreements pertaining to Meritech's operations include agreements to (1) continue to conduct Meritech's servicing operations relating to SCI Services's prior securitizations in compliance with Meritech's servicing guide, the documents relating to SCI Services's prior securitizations, and the residual assignment agreement, (2) cause Meritech to have at least the same capitalization as Meritech had immediately before the Change in Control Transaction, (3) keep in place the then current primary servicing systems of Meritech, (4) keep in place substantially the same legal and regulatory compliance program as Meritech had immediately before the Change in Control Transaction, and (5) have at least one senior executive officer who oversees and is directly responsible for all servicing operations with at least ten years of experience in the mortgage servicing industry (at least three of which are in the sub-prime mortgage servicing industry) and at least three years of experience in the mortgage servicing industry in a senior executive capacity (at least a portion of which is in the sub-prime mortgage servicing industry).

    The $25 million promissory note issued to Dominion Capital in partial payment of the purchase price has a five-year term and is senior in right of payment to all of our other unsecured indebtedness for borrowed money. The note bears interest at a rate of 8% per year and interest is payable on the last day of each calendar quarter. We may elect not to pay interest due on any date before September 30, 2004, and interest that we elect not to pay shall be added to the principal amount of the note. We may prepay the note in full or in part at any time without penalty. If a third party acquires (1) all or substantially all of our consolidated assets, business or operations, (2) more than 50% of our outstanding capital stock, or (3) the power to elect more than 50% of our directors, Dominion Capital shall have the right, within ninety days of such acquisition, to declare the note to be due and payable, in which case 110% of the outstanding principal of and accrued interest on the note shall be immediately due and payable.

    This summary of the purchase agreement, as amended, the residual assignment agreement and the note does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the purchase agreement, as amended, a copy of which has been incorporated by reference as an exhibit to the registration statement of which this prospectus is apart. For a discussion of the impact that the purchase will have on our financial statements, see "Unaudited Pro Forma Consolidated Financial Information."

MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS, AND KEY EMPLOYEES

    Our directors, executive officers, and key employees as of August 31, 2001, are as follows:

Name	Age	Title
Executive Officers and Directors:
Edward G. Harshfield	64	Chairman of the Board of Directors(1)
Richard A. Kraemer	57	Vice Chairman of the Board of Directors(2)
David D. Wesselink	58	Director(3)
Michael L. Sawyer	44	Director and Chief Executive Officer(1)
Dennis G. Stowe	41	Director, President and Chief Operating Officer(2)
Robert G. Partlow	35	Director, Executive Vice President, Chief Financial Officer and Treasurer(3)
Key Employees:
Bradley D. Adams	36	Senior Vice President—Capital Markets(4)
Robert B. Eastep	37	Senior Vice President—Chief Accounting Officer(4)
Bruce C. Morris	55	Senior Vice President—Quality Control(4)
Richard D. Shepherd	47	Senior Vice President, General Counsel and Secretary
David L. Dill	37	Executive Vice President—Servicing Division(5)
Thomas S. Conroy, Jr.	40	Senior Vice President—Wholesale Division(4)
Frederick R. Elflein, Jr.	37	Senior Vice President—Retail Division(6)
Herbert H. Slattery Jr.	56	Senior Vice President—Chief Information Officer (4)(5)
Jeffrey D. Parkhurst.	41	Vice President—Wholesale Underwriting
John J. Trapp.	39	Vice President—Correspondent Underwriting(6)
Charles L. Small.	35	Vice President—Retail Underwriting(4)

(1)
Term as Director expires 2004.

(2)
Term as Director expires 2003.

(3)
Term as Director expires 2002.

(4)
Saxon Mortgage, Inc.

(5)
Meritech Mortgage Services, Inc.

(6)
America's MoneyLine, Inc.

    Edward G. Harshfield.  Mr. Harshfield is Chairman of the Board of Directors. Since 1999, he has been Chairman of the Board of MFN Financial Corporation, a nationwide non-prime automobile finance company. From 1993 through 1999, he was president and chief executive officer and then vice chairman of Cal Fed Bancorp, a publicly held savings institution holding company. Mr. Harshfield has held senior management positions in a variety of public and private companies for most of his forty-year career. He holds a certificate from the Advanced Management Program from Harvard Business School and received his undergraduate degrees from Southeastern University in Washington, D.C.

    Richard A. Kraemer.  Mr. Kraemer is Vice Chairman of the Board of Directors. From 1996 to 1999, he was vice chairman of Republic New York Corporation, a publicly traded bank holding company. From 1993 to 1996, he was chairman and chief executive officer of Brooklyn Bancorp, the publicly traded holding company for Crossland Federal Savings Bank. Mr. Kraemer has held senior management positions for most of his thirty-year career. He received his undergraduate degree in real estate from Pace University.

    David D. Wesselink.  Mr. Wesselink has been a Director since July 12, 2001. He has been the Chief Financial Officer of Metris Companies since 1998 and was named Vice Chairman in 2000. From 1993 to 1998, he was the Chief Financial Officer of Advantis Corporation. Since 1992, Mr. Wesselink has also served as a director of CFC International, a specialty chemical company whose stock is traded on the Nasdaq National Market. He is also a board member of the American Financial Services Association (AFSA), Central Ciollege, and the National Institute of Consumer Credit at Marquette University. He is the past chairman of the Northbrook (Illinois) Chapter of the American Cancer Society and holds memberships in the Economic Club of Chicago, the Financial Executives Institute, and the Chicago Council on Foreign Relations. He is a recipient of the Distinguished Service Award from the AFSA. He holds a bachelor's degree from Central College in Pella, Iowa, and an M.B.A. from Michigan State University.

    Michael L. Sawyer.  Mr. Sawyer is our Chief Executive Officer and a Director. He has served as Saxon Mortgage's President since December 1998. Before being named President, Mr. Sawyer had served as a Director and our Senior Vice President of Underwriting since 1995. Before joining Saxon, Mr. Sawyer served as Vice President and Director of Conduit Funding for Household Financial Services. From 1993 until 1994, Mr. Sawyer was general manager and director of correspondent lending for Novus Financial Corporation. From 1985 until 1993, Mr. Sawyer held various managerial positions for Ford Consumer Finance, including regional underwriting manager and manager of operations. Mr. Sawyer received his bachelor's degree in Liberal Arts from the University of Illinois, and received his Masters of Business Administration from the University of California, Irvine.

    Dennis G. Stowe.  Mr. Stowe is our President, Chief Operating Officer, and a Director. He has served as President and Chief Executive Officer of Meritech and Senior Vice President of Saxon Mortgage since 1994. Before joining Meritech, Mr. Stowe was Vice President of Niagara Portfolio Management Corp. (Niagara) responsible for management and liquidation of Goldome Credit Corporation (GCC) pursuant to Niagara's contract with the FDIC, serving as GCC's Senior Vice President. Mr. Stowe received his Bachelors of Business Administration in Accounting with honors from the University of Texas at Arlington.

    Robert G. Partlow.  Mr. Partlow is our Executive Vice President, Chief Financial Officer, Treasurer, and a Director. Mr. Partlow has served as Saxon Mortgage's and America's MoneyLine's Executive Vice President, Chief Financial Officer, and Treasurer since 1999, Saxon's Treasurer since 1998, and Meritech's Senior Vice President, Chief Financial Officer, and Treasurer since 1998. Before this, Mr. Partlow had served in various positions, including as Vice President and Controller of Saxon, Saxon Mortgage, Meritech, and America's MoneyLine, since 1996. Before joining Saxon in 1996, Mr. Partlow served as Manager of Tax and Accounting for Dynex Capital, Inc., as a senior tax consultant at KPMG LLP, an international accounting firm, and as a bank examiner for the Federal Reserve Bank of Richmond. Mr. Partlow received a Bachelor of Science degree in Business Administration from the University of Richmond, and received his Master of Science in Accountancy from the University of Virginia. Mr. Partlow is a licensed Certified Public Accountant in the Commonwealth of Virginia.

    Bradley D. Adams.  Mr. Adams is our Senior Vice President of Capital Markets. Mr. Adams has served as Senior Vice President of Capital Markets of Saxon Mortgage since October 1999. Prior to this, Mr. Adams had served as Vice President of Capital Markets of Saxon Mortgage since 1998 and Assistant Vice President since 1996. Before joining Saxon in 1994, Mr. Adams served in various financial positions at Dynex Capital, Inc., Best Products Corporation, Hesa Educational Corp., and Growth Capital Corp. Mr. Adams received his Bachelor of Science degree in Finance, and his Master of Business Administration degree, from Virginia Commonwealth University.

    Robert B. Eastep.  Mr. Eastep is our Senior Vice President of Strategic Planning and our Chief Accounting Officer. Mr. Eastep has served as Saxon's Senior Vice President and Chief Accounting Officer since October 2000. Prior to this, Mr. Eastep had served as Saxon's Vice President and Controller since April 1999. Before joining Saxon, Mr. Eastep worked at Cadmus Communications, a printing company, as Director of Internal Audit from 1998 to 1999. Before that, Mr. Eastep served as Vice President-Finance for Central Fidelity Banks, Inc. (now Wachovia Corporation), a commercial bank, from 1996 to 1998. Before 1996, Mr. Eastep was a Senior Manager at KPMG LLP, an international accounting firm. Mr. Eastep received his Bachelor of Science in Business Administration with honors from West Virginia University.

    Bruce C. Morris.  Mr. Morris is our Senior Vice President of Quality Control. Mr. Morris has served as Saxon Mortgage's Senior Vice President of Quality Control since 1998. Before joining us, Mr. Morris was a Senior Asset Manager for SMAI, Inc., an independent contract firm that managed the liquidation of failed financial institutions under contract with the RTC/Federal Deposit Insurance Corporation from 1993 to 1997. Before that, Mr. Morris held various senior management positions at Ritz-Cohen Joint Ventures and HomeFed Bank, SunBelt Savings FSB. Mr. Morris received his Bachelor of Business Administration degree in Finance and Economics from Stephen F. Austin University.

    Richard D. Shepherd.  Mr. Shepherd is our Senior Vice President, General Counsel, and Secretary. Mr. Shepherd has served as Vice President, General Counsel and Assistant Secretary of Saxon and Meritech since 1997. Before being named Vice President and General Counsel, Mr. Shepherd served as Assistant General Counsel and Assistant Secretary of Saxon, Saxon Mortgage, Meritech, and America's MoneyLine. Before joining Saxon Mortgage and Meritech in 1995, Mr. Shepherd was an attorney at Ragsdale, Beals, Hooper & Seigler and Robert Musselman and Associates, concentrating in real estate finance matters. Mr. Shepherd received his Bachelor of Arts degree in Liberal Arts from the University of Maryland, and received his Juris Doctor degree from the University of Virginia.

    David L. Dill.  Mr. Dill is our Executive Vice President of Servicing. Mr. Dill has served as Senior Vice President of Meritech since August 1999, responsible for management of the Performing Asset Division including customer service, collections, and escrow administration. Mr. Dill joined Meritech in 1998 as Vice President and Loss Mitigation Manager, responsible for outbound collection and loss mitigation activities on mortgage loans sixty or more days delinquent. Before joining Meritech, Mr. Dill held various managerial positions at North Dallas Bank and Trust from 1985 to 1997, most recently as Vice President of Consumer Lending. Mr. Dill studied at North Lake Jr. College and has completed real estate lending courses and the Texas Bankers Association Consumer Lending School.

    Thomas S. Conroy, Jr.  Mr. Conroy is our Senior Vice President and General Manager of our Wholesale Business Channel and has served in this capacity since January 2001. Before joining Saxon, Mr. Conroy was Vice President of Consumer Lending at Flagstar Bank in 2000 and was Managing Director of the sub-prime unit of DMR Financial Services, Inc., from 1998 until 2000. From 1997 to 1998, Mr. Conroy was the Executive Vice President of Home America Financial Services, Inc. From 1995 until 1997, Mr. Conroy served as Executive Vice President, Third Party Originations for BancOne Financial Services, Inc. Prior to these positions, Mr. Conroy held various managerial positions at the CIT Group, Commercial Credit Corporation and Transamerica Financial Services, Inc. Mr. Conroy received his Bachelor of Arts degree in Business Management from Moravian College.

    Frederick R. Elflein, Jr.  Mr. Elflein is our Senior Vice President and General Manager of our Retail Production. Mr. Elflein has served in this capacity since 1997. Before joining us, Mr. Elflein held various managerial positions at Household Finance Corporation from 1986 to 1997, most recently as Regional Vice President of the Western Sales Region. Mr. Elflein received his Bachelor of Arts degree from Creighton University.

    Herbert J. Slattery Jr.  Mr. Slattery is our Senior Vice President and Chief Information Officer, having joined us in this position in 2001. From 1999 to 2000, he was a senior consultant with TPG and Associates, Ltd. Before that, he was Vice President responsible for technology at Conti Mortgage from 1996 to 1999. Mr. Slattery was also Senior Vice President, Managing Director, and CIO at J.I. Kislak Mortgage Corporation from 1993 to 1996. He received his Bachelor of Arts in Mathematics from the University of Delaware.

    Jeffrey D. Parkhurst.  Mr. Parkhurst is our Vice President of Wholesale Underwriting. Mr. Parkhurst has served as Saxon Mortgage's Vice President of Wholesale Underwriting since 1998. Before that, Mr. Parkhurst had served as Vice President of Central Loan Originations for America's MoneyLine since 1997. Before joining America's MoneyLine, Mr. Parkhurst held various managerial positions at Novus Financial Corporation, most recently as Origination Manager from 1992 to 1997. Mr. Parkhurst also held various managerial positions during a ten-year career at Household Finance Corporation. Mr. Parkhurst received his Bachelor of Science degree in Economics from Illinois State University.

    John J. Trapp.  Mr. Trapp is our Vice President of Correspondent Underwriting. Mr. Trapp has served as Saxon Mortgage's Vice President of Correspondent Underwriting since 1997. Before joining us, Mr. Trapp served as an underwriting manager for Novus Financial Corporation from 1989 until 1997. Prior to this, Mr. Trapp served in various managerial positions at American General Financial Corporation. Mr. Trapp received his Bachelor of Business Administration degree in Finance from Western Illinois University.

    Charles L. Small.  Mr. Small is our Vice President of Retail Underwriting. Mr. Small has served as Vice President of Retail Underwriting for America's MoneyLine since October 2000. Mr. Small served as Assistant Vice President of Underwriting from 1998 to 2000. Before joining us, Mr. Small was a senior underwriter for WMC Equity Services from 1997 until 1998. He was a branch manager for New Century Mortgage Corporation in 1997, and he was a regional marketing manager for First Union National Bank from 1994 to 1997. Prior to this, Mr. Small was a branch manager for Fleet Finance, Inc. Mr. Small received his Bachelor of Business Administration in Finance from Roanoke College.

THE BOARD OF DIRECTORS

    The board of directors currently consists of six directors, three of whom (Messrs. Harshfield, Kraemer, and Wesselink) are independent directors. We intend to add an additional independent director before the registration statement, of which this prospectus is a part, is declared effective.

    The terms of office of the board of directors are divided into three classes, and therefore, a portion of our board of directors will be elected each year. Mr. Partlow and Mr. Wesselink serve in the class whose term expires in 2002, Mr. Stowe and Mr. Kraemer serve in the class which term expires in 2003, and Mr. Sawyer and Mr. Harshfield serve in the class whose term expires in 2004. At each annual meeting of stockholders after the initial classification, the successors to directors whose terms are to expire will be elected to serve from the time of election and qualification until the third annual meeting following election. The authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or management of us.

  Board Committees

    Executive Committee.  The executive committee will have and may exercise all of the powers and authority of the board of directors in the management of our business and affairs, except where action of the board of directors is required by statute. Unless expressly authorized by resolution of the board of directors, no committee shall have the power or authority to (1) amend our certificate of incorporation, (2) adopt an agreement of merger or consolidation, (3) recommend to the stockholders the sale, lease or exchange of all or substantially all of our property and assets, (4) recommend to the stockholders our dissolution or a revocation of a dissolution, or (5) amend our bylaws. Actions by the executive committee require the consent of Messrs. Harshfield and Sawyer.

    The executive committee currently consists of Messrs. Harshfield (Chair), Kraemer, Sawyer, and Wesselink.

    Audit Committee.  The audit committee, among other matters, will:

  •
  make recommendations to the board of directors concerning the engagement of independent public accountants;

  •
  monitor and review the quality and activities of our internal audit function and those of our independent public accountants; and

  •
  monitor the adequacy of our operating and internal controls as reported by management and the independent or internal auditors.

    The audit committee operates under a charter that has been adopted by the board of directors, and is required to consist solely of directors who are unaffiliated with us (the Independent Directors). The audit committee currently consists of Messrs. Kraemer (Chair), Harshfield and Wesselink.

    Compensation Committee.  The compensation committee, among other matters, will:

  •
  review the salaries, benefits, and other compensation of our directors, officers, and employees;

  •
  administer equity-based compensation under our 2001 Stock Incentive Plan; and

  •
  make recommendations to our board of directors regarding the salaries, benefits and other compensation of our directors, officers and employees.

    The compensation committee is required to have at least two members, all of whom will be Independent Directors. The compensation committee currently consists of Messrs. Wesselink (Chair), Harshfield, and Kraemer.

NON-EMPLOYEE DIRECTOR COMPENSATION

    We intend to pay our Independent Directors the following fees:

Annual retainer	$25,000
Annual retainer for committee chairmen	$3,000
Fee for each board and committee meeting	$2,000 (except for Mr. Harshfield, who will receive $6,000 for each board meeting and $2,000 for each committee meeting)

    We will reimburse all non-employee directors for expenses incurred to attend meetings of the board of directors or committees. In addition, upon joining the Board, Mr. Harshfield received options to purchase 250,000 shares of our common stock at an exercise price of $10.00, Mr. Kraemer and Mr. Wesselink each received options to purchase 75,000 shares of our common stock at the same exercise price. The additional independent director will also receive an option to purchase 75,000 shares at the same exercise price. These grants were not made under our Stock Plan.

EXECUTIVE COMPENSATION

    The following table sets forth the total compensation paid or accrued by us during the last fiscal year to our Chief Executive Officer and our four most highly compensated executive officers:

Summary Compensation Table

				Long Term Compensation
		Annual Compensation
Name and Title					LTIP Payouts(2)
	Year	Salary	Bonus	SAR(1)
Michael L. Sawyer, Director and Chief Executive Officer	2000	$180,240	$77,658	$8,000	$175,502
Dennis G. Stowe, Director, President and Chief Operating Officer	2000	$140,004	$62,242	$11,505	$107,229
Robert G. Partlow, Director, Executive Vice President, Chief Financial Officer and Treasurer	2000	$128,715	$57,338	—	$49,678
Frederick R. Elflein, Jr., Senior Vice President — Retail Division	2000	$122,460	$107,665	—	—
Bradley D. Adams, Senior Vice President — Capital Markets	2000	$102,531	$55,000	—	$24,188

(1)
Monetized stock appreciation rights from previous owner of our business.

(2)
Long term incentive plan payments distributed from Dominion Resources's utility growth plan. None of the named executive officers received perquisites or benefits that met or exceeded the lesser of $50,000 or 10% of his respective salary plus bonus payments.

EMPLOYMENT AGREEMENTS

    We have entered into employment agreements with Messrs. Sawyer, Stowe, and Partlow for a three-year term, which automatically renew for successive one-year terms. The employment agreements require each of them to devote their best efforts to our interests and business and prohibit them from disclosing information, competing with us, and soliciting employees for specified periods after termination of employment. Under the terms of these employment agreements, we will pay to each of Messrs. Sawyer and Stowe an annual salary of $325,000. Mr. Partlow will receive an annual salary of $250,000. The employment agreements also provide each of them with an annual bonus of up to 100% of base salary as determined by the compensation committee based upon their performance and our performance for the prior fiscal year. We also extend to each of our executive officers specified benefits and reimbursement of expenses.

    The employment agreements with Messrs. Sawyer, Stowe, and Partlow provide that in the event the executive officer is terminated other than for cause or resigns for good reason, we will pay to that executive 24 months of severance equal to the executive's monthly base salary plus maximum eligible bonus, accelerate the vesting of all stock option grants, and provide other specified benefits.

BENEFIT PLANS

    2001 Stock Incentive Plan.  Our 2001 Stock Incentive Plan (Stock Plan) was adopted by our board of directors on May 31, 2001, and approved by our sole stockholder on May 31, 2001. The purpose of the plan is to promote our long-term success by attracting and retaining employees, non-employee directors, and consultants and encouraging such individuals to focus on our long-range goals by allowing such individuals to acquire a stake in us. Under the plan, eligible recipients may be awarded options to purchase shares of our common stock. They may also be awarded restricted common stock, stock appreciation rights, or unit awards based on the value of our common stock (collectively, Awards).

    The compensation committee administers the plan. The compensation committee has full authority to select the recipients of Awards, to decide when Awards are to be made, to determine the number of shares of common stock included in each Award (subject to certain limitations), and to establish the vesting requirements and other features and conditions of the Awards, which are to be set forth in the Award agreement between the recipient and us. The compensation committee also interprets the plan and makes all other decisions relating to its operation. Decisions of the compensation committee are final and binding. Employees, non-employee directors, and consultants or advisers who provide services to us are eligible to participate in the plan. The compensation committee in its sole discretion, however, selects the actual recipients of Awards.

    The maximum number of shares of our common stock issuable over the term of the plan is 3,000,000, subject to adjustment for certain changes in the number of our outstanding shares. Such shares may be authorized but unissued shares or treasury shares. As of January 1 of each year, commencing after the date of the initial public offering of our common stock or registration of our common stock under the Securities Act, the aggregate number of shares that may be awarded under the plan will be automatically adjusted so that it equals 10.69% of the total number of shares of common stock issued and outstanding, as of that date.

    If restricted shares or shares of common stock issued upon the exercise of options are forfeited, then the shares will again become available for Awards (except incentive stock options). If stock units, options, or stock appreciation rights are forfeited or terminate for any other reason before being exercised, then the corresponding shares of common stock will again become available for Awards under the plan. If stock units are settled or stock appreciation rights are exercised, then only the number of shares of common stock (if any) actually issued in settlement of such stock units or stock appreciation rights will reduce the number available for Awards under the plan.

    As of October 1, 2001, options exercisable for an aggregate of 2,185,000 shares of common stock were outstanding pursuant to this plan at an exercise price of $10.00 per share.

    This summary of the Stock Plan does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the Stock Plan, a copy of which is incorporated by reference as an exhibit to the registration statement of which this prospectus is part.

    2001 Employee Stock Purchase Plan.  Our 2001 Employee Stock Purchase Plan was adopted by our board of directors and received stockholder approval in October 2001. The purchase plan authorizes the issuance of up to a total of 1,000,000 shares of our common stock to participating employees.

    All of our employees, including our directors who are employees, and all employees of any participating subsidiaries, whose customary employment is more than 20 hours per week and for more than five months in any calendar year, are eligible to participate in the purchase plan. Employees who would immediately after the grant own 5% or more of the total combined voting power or value of our stock or that of any subsidiary are not eligible to participate.

    On the first day of a designated payroll deduction period, or offering period, we will grant to each eligible employee who has elected to participate in the purchase plan an option to purchase shares of our common stock as follows: the employee may authorize up to 10% of his or her base pay to be deducted by us from his or her base pay during the offering period and credited to her account. On the last day of this offering period, each participating employee who has not exercised their withdrawal rights purchases shares, at the purchase price, to the extent of the accumulated payroll deductions in his account. Under the terms of the purchase plan, the purchase price is an amount equal to 85% of the last transaction price per share of our common stock on the last trading day of the offering period. In no event may an employee purchase in any one-year period a number of shares that exceeds the number of shares determined by dividing $25,000 by the average market price of a share of our common stock on the commencement date of the offering period. Our compensation committee may, in its discretion, choose an offering period of 12 months or less for each offering and choose a different offering period for each offering.

    An employee who is not a participant on the last day of the offering period is not entitled to purchase any shares, and the employee's accumulated payroll deductions will be refunded. An employee's rights under the purchase plan terminate upon voluntary withdrawal from the purchase plan at any time, or when the employee ceases employment for any reason, except that upon termination of employment because of death, the employee's beneficiary has a right to elect to exercise the option to purchase the shares which the accumulated payroll deductions in the participant's account would purchase at the date of death.

    Because participation in the purchase plan is voluntary, we cannot now determine the number of shares of our common stock to be purchased by any of our current executive officers, by all of our current executive officers as a group or by our non-executive employees as a group.

    This summary of the Purchase Plan does not purport to be complete and is subject to, and qualified in its entirety by reference to all of the provision of the Purchase Plan, and copy of which is incorporated by reference as an exhibit to the registration statement of which this prospectus is part.

    401(k) Plan.  In August 2001, we adopted an employee savings and retirement plan qualified under Section 401 of the Internal Revenue Code and covering all of our employees. Pursuant to the 401(k) plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit and have the amount of such reduction contributed to the 401(k) plan. We may make matching or additional contributions to the 401(k) plan in amounts to be determined annually by our board of directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    We did not have a compensation committee until July 2001. No member of our compensation committee is an officer or employee. No inter-banking relationships exist between our board of directors or compensation committee and the board of directors or compensation committee of any other company, nor has any interlocking relationships existed in the past.

INDEMNIFICATION AND LIMITATION ON LIABILITY; INSURANCE

    Section 145 of the Delaware General Corporation Law permits a corporation to indemnify certain of its officers, directors, employees and agents. Our amended and restated certificate of incorporation (our charter) provides that we will indemnify, to the fullest extent permitted under Delaware law, each of our directors and officers with respect to all liability and loss suffered and expenses incurred by such person in any action, suit or proceeding in which such person was or is made or threatened to be made a party or is otherwise involved because such person is or was one of our directors or officers. We are also obligated to pay the expenses of the directors and officers incurred in defending such proceedings, subject to reimbursement if it is subsequently determined that such person is not entitled to indemnification.

    In addition to the indemnification obligations set forth in our charter, we have entered into indemnification agreements with each of our directors containing substantially those same indemnification provisions as in our charter.

    We have obtained a policy of insurance under which our directors and officers will be insured, subject to the limits of the policy, against certain losses arising from claims made against such directors and officers because of any acts or omissions covered under such policy in their respective capacities as directors or officers, including certain liabilities under the Securities Act. We have been advised that, in the opinion of the SEC, providing indemnification for liabilities arising under the Securities Act to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

    Our charter includes provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty (except for liability for breaches of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations under Section 174 of the Delaware General Corporation Law or for any transaction from which the director derived an improper personal benefit). We believe that these provisions are necessary to attract and retain qualified persons as directors and officers.

RELATED PARTY TRANSACTIONS

TRANSACTIONS WITH MANAGEMENT AND OTHERS

    Option grants to non-employee directors, executive officers, and key employees.  In July 2001, we granted options to purchase shares of common stock to each of the officers and directors listed below. The exercise price of the options is $10.00 per share and the options vest over a four-year period. The grants to Mr. Harshfield, Kraemer, and Wesselink were outside our Stock Plan, while those to our officers were pursuant to the Stock Plan.

Name	Title	Number of Shares
Edward G. Harshfield	Chairman of the Board	250,000
Richard A. Kraemer	Vice Chairman of the Board	75,000
David D. Wesselink	Director	75,000
Michael L. Sawyer	Chief Executive Officer, Director	500,000
Dennis G. Stowe	President and Chief Operating Officer, Director	500,000
Robert G. Partlow	Chief Financial Officer, Director	400,000
David Dill	Senior Vice President	75,000
Robert Eastep	Senior Vice President	75,000
Bradley Adams	Senior Vice President	75,000
Bruce Morris	Senior Vice President	60,000
Richard Shepherd	Senior Vice President	60,000
Frederick R. Elflein, Jr.	Senior Vice President	60,000
Thomas Conroy	Senior Vice President	60,000

    Sale of stock to our executives.  On July 6, 2001, we sold 20,000 shares of common sock to Mr. Sawyer, for an aggregate purchase price of $200,000. On July 6, 2001, we sold 20,000 shares of common stock to Mr. Stowe, for an aggregate purchase price of $200,000. On July 6, 2001, we sold 10,000 shares of common stock to Mr. Partlow, for an aggregate purchase price of $100,000.

    FBR Warrants grant.  On July 6, 2001, we granted warrants to Friedman, Billings Ramsey & Co., Inc. to purchase 1,200,000 million shares of our common stock with an exercise price of $10.00 per share. The warrant as exercisable for a period of five years. The warrant may not be transferred, sold, assigned, or hypothecated for a period of one year from July 6, 2001, except to officers or partners of Friedman, Billings Ramsey & Co., Inc.

    We believe that all of the transactions described above were in our best interests and on terms no less favorable to us than could have been obtained from unaffiliated third parties. All of our securities referenced above were purchased or sold at prices equal to the fair market value of such securities, as determined by our board of directors, on the date of issuance.

    Our board of directors has adopted the policy that all future transactions, including loans between our officers, directors, principal stockholders and their respective affiliates and us, will be approved by a majority of the board of directors, including a majority of the independent and disinterested outside directors on the board of directors, and will be on terms no less favorable to us than could be obtained from unaffiliated third parties.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth the total number and percentage of our shares of common stock beneficially owned as of July 12, 2001 and that will be owned immediately following the close of this offering by: (1) each director; (2) each of our chief executive officer and our other four most highly compensated executive officers; and (3) all executive officers and directors as a group. Except as otherwise noted below, the address of each of the persons in the table is c/o Saxon Capital, Inc., 4880 Cox Road, Glen Allen, Virginia 23060.

	Shares beneficially owned prior to the offering		Shares beneficially owned after the offering(2)
Beneficial Owner(1)
	Number	Percent	Number	Percent
Friedman, Billings, Ramsey & Co., Inc.(3)	3,485,798	11.99%	0	0%
Franklin Mutual Shares(4)	3,100,000	10.60%	0	0%
Dominion Capital, Inc.(5)	2,688,172	9.19%	0	0%
Wasatch Advisors(6)	1,615,000	5.76%	0	0%
Michael L. Sawyer	20,100	*	0	0%
Edward G. Harshfield	10,000	*	0	0%
Richard A. Kraemer	10,000	*	0	0%
Dennis G. Stowe	20,000	*	0	0%
David Wesselink	5,000	*	0	0%
Robert G. Partlow	10,000	*	0	0%
Bradley D. Adams	—	*	0	0%
Frederick R. Elflein, Jr.	—	*	0	0%
All executive officers and directors as a group (eight persons)	75,100	*	0

*
Less than 1%.

(1)
Unless otherwise indicated, each of the stockholders named in this table has the sole voting and dispositive power with respect to the shares shown as beneficially owned.

(2)
Assumes that each of these stockholders will sell all of its shares available for sale during the effectiveness of the registration statement of which this prospectus is a part. These stockholders are not required to sell their shares.

(3)
Potomac Tower, 1001 Nineteenth Street North, Arlington, Virginia 22209. Includes 1,200,000 shares issuable upon exercise of warrants and the shares owned by the following affiliates of FBR: 1,000,000 shares owned by FBR Asset; 500,000 owned by Russ Ramsey; 450,000 shares owned by FBR Peff; 200,000 shares held by Westin Capital Management; 50,000 shares owned by Jon Billings; and 10,000 shares owned by Rock Tunkel. FBR has entered into a voting agreement with us, see "Description of Capital Stock—Voting Agreement".

(4)
51 J.F.K. Parkway, Short Hills, New Jersey 07078.

(5)
120 Tredegar Street, Richmond, Virginia 23219.

(6)
150 Social Hall Avenue, 4th Floor, Salt Lake City, Utah 84111.

SELLING STOCKHOLDERS

    The following table sets forth the number of shares of common stock owned by each of the selling stockholders as of July 12, 2001. To our knowledge, except as provided below, none of the selling stockholders has had a material relationship with us within the past three years other than as a result of the ownership of the shares covered by this prospectus. Because the selling stockholders may offer all or some of the shares which they hold pursuant to the offering contemplated by this prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, no definitive estimate can be given as to the amount of shares that will be held by the selling stockholders after completion of this offering and the following table has been prepared on the assumption that all options and warrants will be exercised and all shares of common stock offered hereby will be sold. The selling stockholders named below may offer the shares offered by this prospectus from time to time.

	Shares Owned
Name of Stockholder	Number Before Offering		Percent Before Offering	Shares Owned Number Offered(1)		Number After Offering	Percent After Offering
Franklin Mutual Shares	3,100,000		9.74%	3,100,000		0	0%
Dominion Capital, Inc.	2,688,172		8.44%	2,688,172		0	0%
Wasatch Advisors	1,615,000		5.07%	1,615,000		0	0%
Boston Properties Asset Mgt	1,400,000		4.40%	1,400,000		0	0%
FBR Company(2)	1,275,798	(3)	4.01%	1,275,798	(3)	0	0%
Third Point	1,000,000		3.14%	1,000,000		0	0%
SAC Capital	1,000,000		3.14%	1,000,000		0	0%
Strome, Susskind & Co.	1,000,000		3.14%	1,000,000		0	0%
Viking Capital	1,000,000		3.14%	1,000,000		0	0%
Fineco	1,000,000		3.14%	1,000,000		0	0%
FBR Asset(2)	1,000,000		3.14%	1,000,000		0	0%
Merrill Lynch Asset Mgt	897,200		2.82%	897,200		0	0%
Robertson, Stephens Invest	750,000		2.36%	750,000		0	0%
King Investment Advisors	700,000		2.20%	700,000		0	0%
Oppenheimer Funds	700,000		2.20%	700,000		0	0%
York Capital Mgmt	600,000		1.88%	600,000		0	0%
Indian Asset Mgmt	600,000		1.88%	600,000		0	0%
Michael L. Sawyer(4)	520,100	(5)	1.63%	520,100	(5)	0	0%
Dennis G. Stowe(6)	520,000	(5)	1.63%	520,000	(5)	0	0%
Millenium	500,000		1.57%	500,000		0	0%
IDS Financial Services	500,000		1.57%	500,000		0	0%
Russ Ramsey(2)	500,000		1.57%	500,000		0	0%
MFP Partners	450,000		1.41%	450,000		0	0%
FBR Peff(2)	450,000		1.41%	450,000		0	0%
Robert G. Partlow(7)	410,000	(8)	1.29%	410,000	(8)	0	0%
Sunova Capital	400,000		1.26%	400,000		0	0%
Manulife Insur/Investment	400,000		1.26%	400,000		0	0%
Swiss Life (UK) P.L.C.	370,000		1.16%	370,000		0	0%
David Knott	322,000		1.01%	322,000		0	0%
Putnam Companies	300,000		*	300,000		0	0%
Jim Dierberg	300,000		*	300,000		0	0%
Eubel, Brady & Suttman	281,330		*	281,330		0	0%
Bel Air Investment Advisors	280,000		*	280,000		0	0%

Greenlight Capital	250,000		*	250,000		0	0%
Edward G. Harshfield(9)	260,000	(10)	*	260,000	(10)	0	0%
Frorer Partners	200,000		*	200,000		0	0%
James Dodson	200,000		*	200,000		0	0%
Westin Capital Management(2)	200,000		*	200,000		0	0%
Trafelet	150,000		*	150,000		0	0%
Pennant Capital Mgmt	150,000		*	150,000		0	0%
Banco Desio	150,000		*	150,000		0	0%
Thomson, Hortsman, Bryant	100,000		*	100,000		0	0%
Royal Capital	100,000		*	100,000		0	0%
New South Capital	100,000		*	100,000		0	0%
Riggs Partners	100,000		*	100,000		0	0%
Richard A. Kraemer(11)	85,000	(12)	*	85,000	(12)	0	0%
David Wesselink(13)	80,000	(12)	*	80,000	(12)	0	0%
Sterling Grace Capital	75,000		*	75,000		0	0%
Piedmont Partners	75,000		*	75,000		0	0%
McColl Partners Limited	75,000		*	75,000		0	0%
David Dill(14)	75,000	(12)	*	75,000	(12)	0	0%
Robert Eastep(14)	75,000	(12)	*	75,000	(12)	0	0%
Bradley Adams(14)	75,000	(12)	*	75,000	(12)	0	0%
Reams Asset Mgt	60,000		*	60,000		0	0%
Shaar Fund	60,000		*	60,000		0	0%
Bruce Morris(14)	60,000	(15)	*	60,000	(15)	0	0%
Richard Shepherd(14)	60,000	(15)	*	60,000	(15)	0	0%
Frederick R. Elflein, Jr.(14)	60,000	(15)	*	60,000	(15)	0	0%
Thomas Conroy(14)	60,000	(15)	*	60,000	(15)	0	0%
Jeff Haar(14)	60,000		*	60,000		0	0%
Wayne Biver(16)	60,000		*	60,000		0	0%
Gabriel Capital Execution	50,000		*	50,000		0	0%
RAS Asset Mgmt	50,000		*	50,000		0	0%
Jon Billings(2)	50,000		*	50,000		0	0%
Lonna Cross(16)	40,000	(17)	*	40,000	(17)	0	0%
Jeffrey Coward(16)	40,000	(17)	*	40,000	(17)	0	0%
John Trapp(16)	40,000	(17)	*	40,000	(17)	0	0%
Jeffrey Parkhurst(16)	40,000	(17)	*	40,000	(17)	0	0%
Charles Small(16)	40,000	(17)	*	40,000	(17)	0	0%
Pergament Advisors	30,000		*	30,000		0	0%
George Karfunkle	30,000		*	30,000		0	0%
Ritchie Slone	30,000		*	30,000		0	0%
TCS Partnership	25,000		*	25,000		0	0%

Additional selling stockholders(12)**
Total	31,835,100			31,835,100

*
Less than 1%

**
Represents additional selling stockholders who hold in the aggregate less than 1% of our outstanding shares on a fully diluted basis prior to and after the offering.

(1)
This registration statement shall also cover any additional shares of common stock which become issuable in connection with the shares registered for sale hereby because of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of the registrant's outstanding shares of common stock.

(2)
An affiliate of Friedman, Billings, Ramsey & Co., Inc. who served as the initial purchaser in our 144A Offering. See "Business—144A Offering."

(3)
Includes a warrant to purchase 1,200,000 shares

(4)
Our CEO and Director.

(5)
Includes an option to purchase 500,000 shares. The option vests over a four-year period.

(6)
Our President, COO, and Director.

(7)
Our CFO, Executive Vice President, and Director

(8)
Includes an option to purchase 400,000 shares. The option vests over a four-year period.

(9)
Our Chairman of the Board

(10)
Includes an option to purchase 250,000 shares. The option vests over a four-year period.

(11)
Our Vice Chairman of the Board

(12)
Includes an option to purchase 75,000 shares. The option vests over a four-year period.

(13)
Our Director.

(14)
Our Senior Vice President

(15)
Includes an option to purchase 60,000 shares. The option vests over a four-year period.

(16)
Our Vice President

(17)
Includes an option to purchase 40,000 shares. The option vests over a four-year period.

DESCRIPTION OF CAPITAL STOCK

GENERAL

    Our amended and restated certificate of incorporation (our charter) provides that we are authorized to issue 100,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share. As of July 12, 2001, there were 28,050,100 shares of our common stock outstanding held by 71 stockholders. This number excludes the 3,785,000 shares of common stock issuable upon the exercise of warrants held by Friedman, Billings, Ramsey & Co., Inc., and upon the exercise of options held by employees and directors.

COMMON STOCK

    Stockholders are entitled to one vote for each share of common stock held of record on all matters on which stockholders are entitled or permitted to vote. The common stock does not have cumulative voting rights in the election of directors. As a result, holders of a majority of the shares of common stock voting for the election of directors can elect all the directors standing for election.

    Holders of the common stock are entitled to receive dividends out of funds legally available for payment of dividends when and if declared from time to time by the board of directors. If we liquidate, dissolve, or wind up, the holders of the common stock will be entitled to share ratably in all assets remaining after payment of liabilities, subject to the rights of holders of any then outstanding preferred stock. The common stock has no preemptive, subscription, or conversion rights, and there are no redemption or sinking fund provisions in our charter. The rights, preferences, and privileges of holders of the common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate and issue in the future. The issued and outstanding shares of common stock are fully paid and nonassessable.

PREFERRED STOCK

    The board of directors may issue preferred stock in different series and classes and fix the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), liquidation preferences, and other rights and preferences of preferred stock not in conflict with our charter or Delaware law. There currently are no shares of preferred stock outstanding, and the board of directors has no present plans to issue any shares of preferred stock. The board of directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights that could adversely affect the voting power of holders of common stock. The issuance of shares of preferred stock might have the effect of delaying, deferring, or preventing a change in control of us.

CORPORATE GOVERNANCE PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS

    We are a Delaware corporation and are subject to Section 203 of the Delaware General Corporation Law (Section 203). In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of our outstanding voting stock) from engaging in a "business combination" (as defined in Section 203) with us for three years following the time that person became an interested stockholder unless: (1) the board of directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination before that person became an interested stockholder; (2) upon completion of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced (excluding stock held by directors who are also our officers and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (3) at or following the time at which that person became an interested stockholder, the business combination is approved by our board of directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of our outstanding voting stock not owned by the interested stockholder.

    Pursuant to Section 161 of the Delaware General Corporation Law, our board of directors may, without stockholder approval, issue shares of capital stock, which may have the effect of delaying, deferring or preventing a change of control of us. We have no plan or arrangement for the issuance of any shares of capital stock other than as described in this prospectus or in the ordinary course under the Stock Plan.

    Our charter, and amended and restated by-laws (our by-laws) provide that the board of directors be divided into three classes, as nearly equal in size as possible, with staggered three-year terms. The classification of the board of directors and the limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire us, which could have the effect of discouraging a third party from attempting to do so.

    Our charter and by-laws also provide that special meetings of the stockholders may only be called by the chairman of the board of directors, the chief executive officer, the president, or by the board of directors. Our by-laws provide that, in order for any matter to be considered "properly brought" before a meeting, a stockholder must comply with requirements regarding advance notice to us. These provisions could delay until the next stockholders' meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage another person or entity from making a tender offer for our common stock, because such person or entity, even if it acquired a majority of our outstanding voting securities, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders meeting, and not by written consent.

REGISTRATION RIGHTS

    In connection with the 144A Offering, we entered into a registration rights agreement with FBR, for the benefit of FBR and its direct and indirect transferees of 28 million of the shares issued and sold in that offering. We agreed to file with the SEC, as soon as practicable but in no event later than 120 days after the closing of the 144A Offering, either (1) a registration statement on the appropriate form under the Securities Act providing for the initial public offering of shares of our common stock (an IPO Registration Statement), which IPO Registration Statement will provide for the resale by the holders of shares sold such offering, or (2) a shelf registration statement on the appropriate form under the Securities Act then available to us providing for the resale pursuant to Rule 415 under the Securities Act from time to time by the holders of shares sold in this offering (a Shelf Registration Statement). We also agreed to keep this registration statement current and effective under the Securities Act, subject to certain exceptions, until the earliest of (1) the second anniversary of the date of effectiveness of this registration statement, (2) the date on which the selling stockholders may sell all of the shares offered by this prospectus without registration or without regard to any volume limitations because of Rule 144(k) of the Securities Act, or (3) such time as all of the shares offered by this prospectus have been sold pursuant to this registration statement and or Rule 144 of the Securities Act. The registration rights agreement also covers the shares underlying the warrants issued to FBR in connection with that offering.

    Upon an underwritten offering pursuant to a registration statement filed in accordance with the registration rights agreement, the holders agree not to sell any remaining shares (other than under such registration statement) during a lock-up period (not to exceed 30 days before and 180 days following that offering) to be negotiated between the underwriters and us, subject to certain exceptions and limitations.

    We also agreed to certain restrictions on the registration rights we may grant to any other holder or prospective holder of our securities without the prior written consent of the holders of a majority of the then outstanding shares.

    This summary of the registration rights agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the registration rights agreement, a copy of which is incorporated by reference to the registration statement of which this prospectus is part.

VOTING AGREEMENT

    On July 6, 2001, we entered into a voting agreement with FBR, whereby FBR granted us the right to vote the shares of our common stock held by FBR. Under the terms of the voting agreement we must vote such shares in the same proportion as the vote of all of our other common stockholders on such matter. This agreement terminates with respect to any share held by FBR on the date such share is sold by FBR, and terminates in its entirety upon the earlier of the date of all such shares are sold by FBR, or the date FBR notifies us that it and its affiliates own less than 9% of our common stock.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the common stock is American Stock Transfer & Trust Co.

SHARES ELIGIBLE FOR FUTURE SALE

    As of August 31, 2001, we have 28,050,100 shares of common stock outstanding. Additionally, as of August 31, 2001, options for the purchase of 2,185,000 shares of common stock had been granted to several of our employees and directors, and we have granted warrants to purchase 1,200,000 shares. The exercise prices of these options and warrants are $10.00. All of these shares of common stock are being registered pursuant to the registration statement of which this prospectus is part.

    All of the shares of common stock sold by the selling stockholders will be freely tradable in the public market without restriction or limitation under the Securities Act, except for any shares purchased by any "affiliate' (as defined in the Securities Act) of ours. The shares of common stock that are held by our affiliates are "restricted shares' for purposes of Rule 144 under the Securities Act, and may not be sold by it other than in compliance with the registration requirements of the Securities Act or pursuant to an available exemption therefrom.

    In general, under Rule 144 as currently in effect, an affiliate of ours may sell within any three-month period a number of shares that does not exceed the greater of (1) 1% of the then outstanding shares of such class, or (2) the average weekly trading volume on the Nasdaq National Market during the four calendar weeks preceding the date on which a notice of sale is filed with the Securities and Exchange Commission with respect to the proposed sale. Sales under Rule 144 are subject to restrictions relating to the manner of sale, notice and the availability of current public information about the issuer. A person who has not been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned shares for at least two years (including the holding period of any prior owner other than an affiliate), would be entitled to sell such shares without regard to the volume limitations, manner of sale provisions, notice or other requirements of Rule 144.

    In addition, we intend to file a registration statement on Form S-8 covering the issuance of 815,000 shares of common stock pursuant to our Stock Plan, 1,000,000 shares pursuant to our 2001 Employee Stock Purchase Plan, and 1,000,000 shares pursuant to our 401(k) Plan promptly after the effectiveness of this Registration Statement. Accordingly, these shares of common stock will be available for sale in the public market without restriction or limitation under the Securities Act, except for any shares held by an affiliate of ours. The number of shares available under the Stock Plan adjusts each January 1 after the effective date of the registration statement of which this prospectus is a part so that it equals 10.69% of the total number of share of common stock issued and outstanding. Assuming that none of the warrants or options are exercised and none of the shares reserved for issuance pursuant to either the 2001 Employee Stock Purchase Plan or 401(k) Plan are issued, on January 1, 2002, the number of shares available under the Stock Plan will increase to 2,998,555. The maximum aggregate number of shares available under the Stock Plan is 6 million shares.

    Messrs. Sawyer, Stowe, and Partlow have each agreed not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock, or any securities convertible into or exercisable for any of our common stock or any right to acquire our common stock, for a period of one year following the closing of the offering, subject to certain exceptions. FBR, at any time, and without notice, may release all or any portion of the common stock subject to the foregoing lock-up agreements.

    We cannot predict the effect that any future sales of shares of common stock, or the availability of such shares for sale, will have on the market price of the common stock from time to time. We believe that sales of substantial numbers of shares of common stock, or the perception that such sales could occur, would adversely affect prevailing market prices of the common stock and our ability to raise capital in the future through the sale of additional securities.

PLAN OF DISTRIBUTION

    As used in this "Plan of Distribution," the term "selling stockholders" includes the selling stockholders named on page 89 and any permitted transferees or other successors-in-interest of shares received from a named selling stockholder who is a permitted assignee of the registration rights contained in the common stock purchase agreement after the date of this prospectus. The selling stockholders may sell the shares from time to time and may also decide not to sell all the shares they are allowed to sell under this prospectus. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale.

    The selling stockholders may sell the common stock directly to one or more purchasers (including pledgees) or through brokers, dealers, or underwriters who may act solely as agents or may acquire common stock as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices, which may be changed. The selling stockholders may effect the distribution of the common stock in or more of the following methods:

  •
  ordinary brokers transactions, which may include long or short sales;

  •
  transactions involving cross or block trades or otherwise on the open market;

  •
  purchases by brokers, dealers or underwriters as principal and resale by such purchasers for their own accounts under this prospectus;

  •
  "at the market" to or through market makers or into an existing market for the common stock;

  •
  in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;

  •
  through transactions in options, swaps or other derivatives (whether exchange listed or otherwise); or

  •
  any combination of the above, or by any other legally available means.

    To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the resales.

    In addition, the selling stockholders or successors in interest may enter into hedging transactions with broker-dealers who may engage in short sales of common stock in the course of hedging the positions they assume with the selling stockholders. The selling stockholders or successors in interest may also enter into option or other transactions with broker-dealers that require delivery by such broker-dealers of the common stock, which common stock may be resold thereafter under this prospectus.

    Brokers, dealers, underwriters, or agents participating in the distribution of the common stock may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders or the purchasers of common stock for whom such broker-dealers may act as agent or to whom they may sell as principal, or both (which compensation as to a particular broker-dealer may be in excess of customary commissions).

    The selling stockholders may be, and any broker-dealers acting in connection with the sale of the common stock by this prospectus may be deemed to be, underwriters within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and any profit realized by them on the resale of common stock as principals may be underwriting compensation under the Securities Act. Neither the selling stockholders nor we can presently estimate the amount of such compensation. We do not know of any existing arrangements between the selling stockholders and any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the common stock. We intend, however, to facilitate in the placing of blocks of shares with one or more large investors in the future whenever possible. Because the selling stockholders may be deemed underwriters within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act.

    The selling stockholders and any other persons participating in a distribution of securities will be subject to the rules, regulations, and applicable provisions of the Securities Exchange Act, including, without limitation, Regulation M, which may restrict certain activities of, and limit the timing of purchases and sales of securities by, the selling stockholders and other persons participating in a distribution of securities. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time before the commencement of such distributions subject to specified exceptions or exemptions. The selling stockholders have, before any sales, agreed not to effect any offers or sales of the common stock in any manner other than as specified in this prospectus and not to purchase or induce others to purchase common stock in violation of Regulation M under the Exchange Act. All of the foregoing may affect the marketability of the securities offered by this prospectus.

    Any securities covered by this prospectus that qualify for sale under Rule 144 under the Securities Act may be sold under that Rule rather than under this prospectus.

    We cannot assure you that the selling stockholders will sell any or all of the shares of common stock offered by the selling stockholders.

    To comply with the securities laws of certain states, if applicable, the selling stockholders will sell the common stock in jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, the selling stockholders may not sell the common stock unless the shares of common stock have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

EXPERTS

    The balance sheet of Saxon Capital, Inc. as of June 30, 2001 included in this prospectus has been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and elsewhere in this prospectus, and is included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

    The consolidated financial statements of SCI Services, Inc. as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and elsewhere in this prospectus, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

LEGAL MATTERS

    McKee Nelson LLP will pass upon the validity of our common stock offered for sale in this prospectus for us.

COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

    We have been advised that, in the opinion of the SEC, indemnifying our directors, officers, and controlling persons for liabilities arising under the Securities Act of 1933 pursuant to our charter and bylaws, or otherwise, is against public policy as expressed in the Act and is, therefore, unenforceable.

WHERE YOU CAN FIND MORE INFORMATION

    We filed with the SEC a registration statement on Form S-1 under the Securities Act for the shares of common stock in this offering. This prospectus does not contain all of the information in the registration statement and the exhibits and schedules that were filed with the registration statement. For further information with respect to the common stock and us, we refer you to the registration statement and the exhibits and schedules that were filed with the registration statement. Statements made in this prospectus regarding the contents of any contract, agreement or other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules that were filed with the registration statement may be inspected without charge at the public reference facilities maintained by the SEC in Room 1024, 450 Fifth Street, NW, Washington, DC 20549, and at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, Woolworth Building, 233 Broadway New York, New York. Copies of all or any part of the registration statement may be obtained from the SEC upon payment of the prescribed fee. Information regarding the operation of the public reference rooms may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

    Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act and, in accordance with the requirements of the Securities Exchange Act, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the regional offices, public reference facilities and web site of the SEC referred to above.

F–1

INDEPENDENT AUDITORS' REPORT

To the Director of
Saxon Capital, Inc.
Glen Allen, Virginia

    We have audited the accompanying balance sheet of Saxon Capital, Inc. (the "Company") as of June 30, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

    We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

    In our opinion, such balance sheet presents fairly, in all material respects, the financial position of the Company as of June 30, 2001, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE, LLP

Richmond, Virginia
October 5, 2001

F–2

Saxon Capital, Inc.

Balance Sheet

June 30, 2001

Assets
Cash	$1
Liabilities and Stockholder's Equity
Liabilities	$—
Stockholder's equity
Preferred stock, $.01 par value, 10,000 shares authorized, -0- issued and outstanding	—
Common stock, $.01 par value, 10,000 shares authorized, 100 issued and outstanding	$1
Total Stockholder's equity	$1
Total liabilities and stockholder's equity	$1

Note 1.  Organization

    Saxon Capital, Inc. ("Saxon Capital") was incorporated in the state of Delaware on April 23, 2001. Saxon Capital was formed in connection with the contemplated acquisition of SCI Services, Inc. ("SCI Services"). Upon completion of the acquisition, SCI Services will become a wholly owned subsidiary of Saxon Capital. Other than its formation, as of June 30, 2001 Saxon Capital has not conducted any activities.

F–3

SCI Services, Inc.

Consolidated Balance Sheets

(Dollars in thousands, except for per share data)

	June 30, 2001	December 31, 2000
	(Unaudited)
Assets
Cash	$1,998	$435
Accrued interest receivable	3,736	443
Mortgage loans held for sale, net	639,082	105,214
Interest-only residual assets	304,819	298,415
Mortgage servicing rights, net	41,859	47,834
Subordinate bonds	13,407	13,597
Servicing related advances	89,224	32,957
Furniture, fixtures and equipment, net	12,881	11,311
Goodwill, net	—	46,095
Prepaid expenses	1,361	1,525
Income tax asset	21,413	4,759
Other assets	3,655	9,823

Total assets	$1,133,435	$572,408

Liabilities and Stockholder's Equity
Liabilities:
Accrued interest payable	$1,558	$1,324
Payroll related liabilities	4,017	3,992
Warehouse financing facilities	598,915	88,225
Due to Dominion Capital	177,147	99,847
Deferred tax liability	31,549	31,539
Other liabilities	4,252	3,944

Total liabilities	817,438	228,871

Commitments and contingencies	—	—
Stockholder's Equity:
Common stock, no par value, stated value $1 per share and 100 shares, authorized, issued and outstanding	—	—
Additional paid-in capital	294,113	294,113
Accumulated other comprehensive loss	—	—
Retained earnings	21,884	49,424

Total stockholder's equity	315,997	343,537

Total liabilities and stockholder's equity	$1,133,435	$572,408

The accompanying notes are an integral part of these financial statements.

F–4

SCI Services, Inc.

Consolidated Statements of Operations

(Dollars in thousands, except for per share data)

(Unaudited)

	Six Months Ended June 30,		Three Months Ended June 30,
	2001	2000	2001	2000
Revenues:
Interest income	$14,419	$18,611	$7,513	$10,094
Interest expense	(10,962)	(11,996)	(5,423)	(6,967)

Net interest income before provision for loan loss	3,457	6,615	2,090	3,127
Provision for loan loss	(7,632)	(2,324)	(2,880)	(1,404)

Net interest income	(4,175)	4,291	(790)	1,723
Gain on securitizations	32,754	26,427	3,385	13,178
Servicing income, net of amortizations	14,589	12,921	8,595	8,982

Total net revenues	43,168	43,639	11,190	23,883
Expenses:
Payroll and related expenses	20,428	17,840	10,683	8,008
General and administrative expenses	15,492	13,976	8,835	6,298
Depreciation and amortization	3,670	3,654	1,765	1,831
Impairment of residual assets, net	7,640	106,218	4,718	106,215
Impairment of goodwill	44,963	—	44,963	—
Other expense (income)	(2,362)	2,663	(1,228)	2,492

Total expenses	89,831	144,351	69,736	124,844
(Loss) income before taxes	(46,663)	(100,712)	(58,546)	(100,961)
Income tax (benefit) expense	(19,123)	(38,744)	(20,643)	(38,841)

Net (loss) income	(27,540)	(61,968)	(37,903)	(62,210)
Other comprehensive income (loss):
Unrealized gain (loss) on residuals assets, net of tax of $-0-, $2,496, $-0- and $4,969	—	6,400	—	12,907

Total comprehensive (loss) income	$(27,540)	$(55,568)	$(37,903)	$(49,213)

The accompanying notes are an integral part of these financial statements.

F–5

SCI Services, Inc.

Consolidated Statements of Cash Flows

Six Months Ended June 30, 2001 and 2000

(Dollars in thousands, except for per share data)

(Unaudited)

	2001	2000
Operating Activities:
Net loss from operations	$(27,540)	$(61,968)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	15,794	13,689
Deferred income tax expense (benefit)	10	(2,188)
Permanent impairment on assets	49,409	99,819
Purchase of mortgage loans, including premiums	(1,209,283)	(1,048,379)
Proceeds from securitization of mortgage loans	661,456	1,016,831
Principal collections and liquidations on mortgage loans	11,140	9,874
Interest-only residual assets retained from securitizations	(37,509)	(45,777)
Cash received from residuals	25,542	30,273
Subordinate bonds sold	—	14,770
Payments received on subordinate bonds	462	—
Capitalization of mortgage servicing rights	(8,230)	(9,502)
Provision for loan losses	7,632	2,324
Charge-off of mortgage loans	(6,095)	(1,698)
(Increase) decrease in servicing related advances	(56,267)	1,382
Net change in other assets and other liabilities	(9,160)	(9,847)

Net cash provided by (used in) provided operating activities	(582,639)	9,603
Investing Activities:
Net capital expenditures	(3,791)	(1,720)
Net cash used in investing activities	(3,791)	(1,720)

Financing Activities:
Proceeds from (repayments of) warehouse financing facilities, net	520,190	(3,981)
Repayment of note for acquisition of company	(9,500)	(9,500)
Proceeds from due to Dominion Capital	77,300	6,100

Net cash provided by (used in) financing activities	587,990	(7,381)
Net increase in cash	1,563	502
Cash at beginning of period	435	416

Cash at end of period	$1,998	$918

Supplemental Cash Flow Information:
Cash paid for interest	$10,728	11,808
Refunds received for taxes	(2,475)	(21,999)
Non-Cash Financing Activities:
Conversion of intercompany borrowings from parent to capital	$—	$40,000

The accompanying notes are an integral part of these financial statements.

F–6

Notes to Consolidated Financial Statements
(Unaudited)

(1) Basis of Presentation

    The unaudited consolidated financial statements of the SCI Services, Inc. (the "Company") are prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. These financial statements should be read in conjunction with the our 2000 audited financial statements included on pages F-13 herein. In the opinion of management, all normal recurring adjustments necessary for a fair presentation of the financial position and results of operations for the periods have been included. The consolidated financial statements of the company include the accounts of all wholly-owned subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

(2) Recently Issued Accounting Standards

    In June 1998, Statement of Financial Accounting Standard No. 133 ("SFAS No. 133") Accounting for Derivative Instruments and Hedging Activities was issued. SFAS No. 133 establishes accounting and reporting standards requiring that derivative instruments, including certain derivative instruments embedded in other contracts, be recorded in the balance sheet as either an asset or liability measured at fair value. SFAS No. 133 also requires that changes in a derivative's fair value be recognized currently in earnings. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

    The Company adopted SFAS No. 133, as amended and interpreted, on January 1, 2001. The impact of the adoption of SFAS No. 133 on its financial statements was not material.

    In September 2000, Statement of Financial Accounting Standard No. 140 ("SFAS No. 140"), Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement No. 125, was issued. SFAS No. 140 revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of SFAS No. 125's provisions without reconsideration. SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. This Statement is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000.

    In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 141, Business Combinations and SFAS No.142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS No. 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination and the accounting for goodwill and other intangible assets after their acquisition. SFAS No. 142 provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives will not be amortized, but will rather be tested at least annually for impairment. For the acquisition of the Company, we will apply the purchase method of accounting. Accordingly, we will not amortize the $2.6 million of goodwill recorded from the acquisition of the Company.

F–7

(3) Mortgage Loans Held for Sale

    Activity related to loans in warehouse for the six months ended June 30, 2001 and 2000 was as follows:

	Six Months Ended June 30,
(Dollars in Thousands)
	2001	2000
	(unaudited)	(unaudited)
Beginning balance	$105,214	$123,609
Funded volume, including premium	1,209,283	1,048,379
Principal payments and liquidations	(11,140)	(9,874)
Securitized loans	(661,456)	(1,016,831)
Hedge basis adjustment	(1,282)	263
Increase in reserves for loan losses	(1,537)	(626)

Ending balance	$639,082	$144,920

Gain on securitized loans	$32,754	$26,427

    The Company is exposed to risk of loss from delinquent loans in its warehouse and establishes this reserve on a loan level basis taking into account a variety of criteria including the number of months the loan has been delinquent and loan-to-value ratio. The adequacy of this reserve is evaluated monthly and adjusted as needed based on this review. During the six months ended June 30, 2001, the Company sold $5.1 million in delinquent loans resulting in a loss of $1.1 million.

    Activity related to the loan loss reserve for the six months ended June 30, 2001 and 2000 is as follows:

	Six Months Ended June 30,
(Dollars in Thousands)
	2001	2000
	(unaudited)	(unaudited)
Beginning balance	$3,607	$1,035
Provision for loan losses	7,632	2,324
Charge-offs	(6,095)	(1,698)

Ending balance	$5,144	$1,661

(4) Interest-only Residual Assets

    Our retained interest in loan securitizations represents the net present value of the expected cash flows from the excess of interest received on the underlying mortgage loans over the interest paid to the purchaser of the sold classes of a securitization, less servicing fees and expected credit losses over the life of the security. The Company discounts the cash flows on the underlying loans sold at a rate it believes a purchaser would require as a rate of return, 17% at June 30, 2001.

    On June 30, 2000, the Company increased the discount rate on its residual assets from 12% to 17% and on its mortgage servicing rights from 12% to 15% to reflect changes in market discount rates. In addition, the Company transferred these investments from its available-for-sale portfolio to trading because of Dominion Resources Inc.'s (Dominion Resources) intention to divest its interest in the Company. The Company reflected the impairment losses of $106.5 million in its consolidated statement of operations.

F–8

    Activity for the interest-only residual assets for the six months ended June 30, 2001 and 2000 is summarized as follows:

Interest-Only Residual Assets(1)
(unaudited)
(Dollars in thousands)
Balance at January 1, 2000	$346,675
Retained from securitizations, including related hedges	45,777
Amortization	(6,836)
Cash received	(30,273)
Loss on trading securities, net of hedge activity	257
Fair value adjustment	(101,119)

Balance at June 30, 2000	$254,481

Balance at January 1, 2001	$298,415
Retained from securitization	37,506
Purchased	—
Amortization	(5,346)
Cash received	(25,542)
Loss on trading securities, net of hedge activity	(214)

Balance at June 30, 2001	$304,819

(1)
Includes prepayment penalties.

(5) Subordinated Bond Investments

    At the time of a securitization, the Company may retain some of the bonds being sold. To date, all of the bonds retained by the Company have been subordinate debentures with only interest payments received thus far. Interest income recognized on the subordinate bonds for the six months ended June 30, 2001 and 2000 was $0.7 million and $1.0 million, respectively. During the six months ended June 30, 2000, the Company sold $14.8 million of subordinated bonds for a loss of $0.4 million. There were no sales of subordinated bonds during the six months ended June 30, 2001.

    The Company reclassed these bonds from available for sale to trading during June 2000, which resulted in a $1.6 million gain recognized at the time of the reclassification.

    Activity for the subordinate bond investments for the six months ended June 30, 2001 and 2000 is summarized as follows:

	Six Months Ended June 30,
	2001	2000
	(unaudited)	(unaudited)
	(Dollars in thousands)
Balance, beginning of period	$13,597	$27,019
Principal Payments	(462)	(14,770)
Fair value adjustment	272	—

Balance, end of period	$13,407	$12,249

F–9

(6) Mortgage Servicing Rights

    Mortgage servicing rights represent the carrying value of the Company's servicing portfolio. The following table summarizes activity in mortgage servicing rights for the six months ended June 30, 2001 and 2000:

	For the Six Months Ended June 30,
	2001	2000
	(unaudited)	(unaudited)
	(Dollars in thousands)
Balance, beginning of period	$47,834	$40,416
Retained from securitizations	5,561	9,502
Purchased	2,790	—
Amortization	(6,900)	(3,199)
Fair value adjustment	(7,426)	(5,356)

Balance, end of period	$41,859	$41,363

    The loan servicing portfolios as of June 30, 2001 and December 31, 2000 are summarized below:

	June 30, 2001		December 31, 2000
	Number of Loans	Principal Balance	Number of Loans	Principal Balance
	(Dollars in thousands)
Saxon	58,002	$5,558,036	55,325	$5,261,564
Dynex Capital, Inc.	1,699	191,582	2,001	231,350
Credit Suisse First Boston	2,832	380,265	—	—
Greenwich Capital, Inc.	1,414	102,402	—	—
Ginnie Mae (177 loan pools)	1,258	38,071	1,342	41,702
Fannie Mae	506	14,054	561	15,287
Freddie Mac	89	4,187	99	4,634
Other	775	31,215	848	34,061

Total	66,575	$6,319,812	60,176	$5,588,598

    Investor funds totaling $144.9 million and $104.0 million were held in segregated bank accounts at June 30, 2001 and December 31, 2000, respectively. These funds are applicable to mortgage loans serviced for investors. Escrow funds totaling $27.5 million, and $20.1 million at June 30, 2001 and December 31, 2000, respectively, were held in segregated bank accounts. These funds are applicable to mortgage loans being serviced. The funds and the related liabilities of the accounts are not included in the accompanying financial statements.

(7) Servicing Related Advances

    Certain servicing customers of the Company require payments to be made based on scheduled remittances as opposed to actual payments received from the borrower. To the extent there are delinquencies, the Company may be required to make advances for principal and interest due to the investors. In addition, the Company may also be required to make similar advances related to escrow collections. During the first six months of 2001, we changed the method of recording the advances and recoveries from the securitization to include on a gross basis.

    In the case of loans in foreclosure, the Company may be required to make certain expenditures or to advance funds. These expenditures and advances are established as a receivable and are collected once the mortgage has been liquidated.

F–10

    The balances of servicing related advances at June 30, 2001 and December 31, 2000 were as follows:

	June 30, 2001	December 31, 2000
	(unaudited)
	(Dollars in thousands)
Escrow advances (taxes and insurance)	$16,121	$16,758
Foreclosure advances	13,465	10,124
Principal and interest advances	56,687	4,105
Other advances	2,951	1,970

Total servicing related advances	$89,224	$32,957

(8) Warehouse Financing Facilities and Due to Dominion Capital

    A summary of the activity under these agreements at June 30, 2001 (unaudited) and December 31, 2000, respectively, is as follows:

	June 30, 2001	December 31, 2000
	(unaudited)
	(Dollars in thousands)
Amounts Outstanding
Warehouse Borrowing	$74,063	$76,097
Repurchase Agreements	524,852	2,628
Due to Dominion Capital	177,147	99,847
Due to Dynex	—	9,500

Total	$776,062	$188,072

Outstanding Collateral
Warehouse Borrowing	$118,010	$98,652
Repurchase Agreements	528,499	2,693
Due to Dominion Capital	—	—
Due to Dynex	—	—

Total	$646,509	$101,345

Remaining Capacity to Borrow
Warehouse Borrowing	$45,937	$43,903
Repurchase Agreements	635,148	—
Due to Dominion Capital	22,853	100,153
Due to Dynex	—	—

Total	$703,938	$144,056

Weighted Average Cost of Funds
Warehouse Borrowing	4.95%	6.91%
Repurchase Agreements	5.85%	6.87%
Due to Dominion Capital	5.98%	6.75%
Due to Dynex	—	6.50%
Interest Expense
Warehouse Borrowing	$502	$1,639
Repurchase Agreements	6,335	14,541
Due to Dominion Capital	3,564	8,044
Due to Dynex	—	651
Other	561	—

Total	$10,962	$24,875

F–11

(9) Goodwill Impairment

    In connection with the acquisition of SCI Services, the goodwill recorded on SCI Services balance sheet was determined to be impaired as the purchase price paid for SCI Services was substantially at net book value, excluding goodwill. As such, SCI Services recorded a $45.0 million goodwill impairment charge to its consolidated statement of operations in the second quarter of 2001.

F–12

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
SCI Services, Inc.
Glen Allen, Virginia

    We have audited the accompanying consolidated balance sheets of SCI Services, Inc. (formerly Dominion Resources Mortgage Services, Inc.) and subsidiaries ("Saxon") as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of Saxon's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Saxon as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Richmond, Virginia
March 16, 2001
(October 5, 2001, as to Note 16)

F–13

SCI Services, Inc.
Consolidated Balance Sheets
(Dollars in thousands, except for per share data)

	December 31,
	2000	1999
Assets
Cash	$435	$416
Accrued interest receivable	443	2,769
Mortgage loans held for sale, net	105,214	123,609
Interest-only residual assets	298,415	346,675
Mortgage servicing rights, net	47,834	40,416
Subordinate bonds	13,597	27,019
Servicing related advances	32,957	28,735
Furniture, fixtures and equipment, net	11,311	10,631
Goodwill, net	46,095	48,358
Prepaid expenses	1,525	1,127
Income tax asset	4,759	8,488
Other assets	9,823	2,189

Total assets	$572,408	$640,432

Liabilities and Stockholder's Equity
Liabilities:
Accrued interest payable	$1,324	$1,927
Payroll related liabilities	3,992	4,914
Warehouse financing facilities	88,225	110,465
Due to Dominion Capital	99,847	121,864
Deferred tax liability	31,539	52,534
Other liabilities	3,944	3,071

Total liabilities	228,871	294,775

Commitments and contingencies	—	—
Stockholder's Equity:
Common stock, no par value, stated value $1 per share and 100 shares, authorized, issued and outstanding	—	—
Additional paid-in capital	294,113	254,113
Accumulated other comprehensive loss	—	(6,400)
Retained earnings	49,424	97,944

Total stockholder's equity	343,537	345,657

Total liabilities and stockholder's equity	$572,408	$640,432

The accompanying notes are an integral part of these financial statements.

F–14

SCI Services, Inc.
Consolidated Statements of Operations
(Dollars in thousands, except for per share data)

	Year Ended December 31,
	2000	1999	1998
Revenues:
Interest income	$34,444	$45,818	$35,794
Interest expense	(24,875)	(21,342)	(18,817)

Net interest income before provision for loan loss	9,569	24,476	16,977
Provision for loan loss	(6,403)	(9,107)	(4,363)

Net interest income	3,166	15,369	12,614
Gain on securitizations	79,234	98,369	76,277
Servicing income, net of amortization	24,885	15,984	10,237

Total net revenues	107,285	129,722	99,128
Expenses:
Payroll and related expenses	32,445	29,871	19,414
General and administrative expenses	27,681	27,264	21,617
Depreciation and amortization	7,308	7,255	6,420
Impairment of residual assets, net	108,445	8,308	28,596
Other expense (income)	4,010	(852)	3,665

Total expenses	179,889	71,846	79,712
(Loss) income before taxes	(72,604)	57,876	19,416
Income tax (benefit) expense	(24,084)	21,228	7,398

Net (loss) income	(48,520)	36,648	12,018
Other comprehensive income (loss):
Unrealized gain (loss) on residuals assets, net of tax of $2,496, $(2,439), and $7	6,400	(6,418)	18

Total comprehensive (loss) income	$(42,120)	$30,230	$12,036

The accompanying notes are an integral part of these financial statements.

F–15

SCI Services, Inc.

Consolidated Statements of Stockholder's Equity

(Dollars in thousands, except for per share data)

	Common Stock	Additional Paid-In Capital	Accumulated other comprehensive income (loss)	Retained Earnings	Total
January 1, 1998	$—	$161,413	$—	$49,278	$210,691
Capital infusions from Dominion Capital	—	66,200	—	—	66,200
Unrealized gain on mortgage securities, net of tax of $7	—	—	18	—	18
Net income	—	—	—	12,018	12,018

Balance at end of year	—	227,613	18	61,296	288,927

December 31, 1998
1999 Capital infusions from Dominion Capital	—	26,500	—	—	26,500
Unrealized loss on mortgage securities, net of tax of ($2,439)	—	—	(6,418)	—	(6,418)
Net income	—	—	—	36,648	36,648

Balance at end of year	—	254,113	(6,400)	97,944	345,657

Deptember 31, 1999
2000 Capital infusions from Dominion Capital	—	40,000	—	—	40,000
Unrealized gain on mortgage securities, net of tax of $2,496	—	—	6,400	—	6,400
Net loss	—	—	—	(48,520)	(48,520)

Balance at end of year December 31, 2000	$—	$294,113	$—	$49,424	$343,537

The accompanying notes are an integral part of these financial statements.

F–16

SCI Services, Inc.

Consolidated Statements of Cash Flows

(Dollars in thousands, except for per share data)

	Year Ended December 31,
	2000	1999	1998
Operating Activities:
Net (loss) income from operations	$(48,520)	$36,648	$12,018
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation and amortization	29,640	26,805	16,800
Deferred income tax (benefit) expense	(24,576)	8,938	7,960
Fair value adjustments on assets	100,697	22,955	30,195
Purchase of mortgage loans, including premiums	(2,103,228)	(2,711,126)	(2,430,462)
Proceeds from securitization of mortgage loans	2,098,659	2,679,556	2,349,035
Principal collections and liquidations on mortgage loans	19,488	51,445	28,101
Interest-only residual assets retained from securitizations	(122,821)	(168,984)	(157,134)
Cash received from residuals	51,461	78,463	57,574
Subordinate bonds retained from securitizations	—	(12,683)	(42,636)
Subordinate bonds sold	14,770	28,300	—
Capitalization of mortgage servicing rights	(18,575)	(16,040)	(24,004)
Provision for loan losses	6,403	9,107	4,363
Charge-off of mortgage loans	(3,831)	(12,583)	(2,103)
Increase in servicing related advances	(4,222)	(13,000)	(9,114)
Net change in other assets and other liabilities	12,216	(11,363)	24,858

Net cash provided by (used in) operating activities	7,561	(3,562)	(134,549)
Investing Activities:
Net capital expenditures	(3,285)	(4,331)	(5,286)

Net cash used in investing activities	(3,285)	(4,331)	(5,286)
Financing Activities:
(Repayments of) proceeds from warehouse financing facilities, net	(12,740)	(26,658)	60,381
Repayment of note for acquisition of company	(9,500)	—	(19,000)
Proceeds from due to Dominion Capital	17,983	34,254	98,100

Net cash (used in) provided by financing activities	(4,257)	7,596	139,481
Net increase (decrease) in cash	19	(297)	(354)
Cash at beginning of period	416	713	1,067

Cash at end of period	$435	$416	$713

Supplemental Cash Flow Information:
Cash paid for interest	$25,478	$21,162	$18,477
(Refunds received) cash paid for taxes	(6,818)	7,153	5,045
Non-Cash Financing Activities:
Conversion of intercompany borrowings from parent to capital	$40,000	$26,500	$66,200

The accompanying notes are an integral part of these financial statements.

F–17

Notes to Consolidated Financial Statements

(1)  Organization and Summary of Significant Accounting Policies

  (a)  The Company and Principles of Consolidation

    SCI Services, Inc. (the "Company" or "Saxon", formerly Dominion Resources Mortgage Services, Inc.), a Virginia Corporation, is a wholly-owned subsidiary of Dominion Capital, Inc. ("Dominion Capital"). Dominion Capital is a wholly-owned subsidiary of Dominion Resources, Inc. ("Dominion Resources"). As a result of the merger of Dominion Resources and Consolidated Natural Gas, Inc. ("Consolidated Natural Gas") in January 2000, the Securities and Exchange Commission ("SEC") issued an order that requires Dominion Resources to divest all non-regulated entities within three years of the merger date. With the acquisition of Consolidated Natural Gas, Dominion Resources became a registered public utility holding company subject to the requirements of the Public Utility Holding Company Act of 1935. One such requirement restricts investment in non-regulated businesses (not functionally related to the public utility business). As a result, the SEC's order authorizing the Consolidated Natural Gas acquisition required divestiture of Dominion Capital's financial services businesses (including Saxon) within three years.

    The Company, through its wholly-owned subsidiaries Saxon Mortgage, Inc. ("Saxon Mortgage") and America's MoneyLine, Inc. ("America's MoneyLine"), is licensed to originate loans in 49 states. Its activities consist primarily of originating and purchasing single-family residential mortgage loans and home equity loans through three production channels—brokers, correspondents and direct consumers. In addition, the Company, through its wholly-owned subsidiary Meritech Mortgage Services, Inc. ("Meritech"), services and sub-services single-family mortgage loans throughout the country that primarily have been purchased or originated by the Company. The Company, headquartered in Richmond, Virginia, has operation centers in Fort Worth, Texas and Foothill Ranch, California and 16 branch offices located throughout the country at June 30, 2001. The focus of the Company is on originating, purchasing and securitizing loans to homebuyers who generally do not meet the underwriting guidelines of one of the government-sponsored agencies such as Freddie Mac, Fannie Mae, and Ginnie Mae. Loans originated or purchased by the Company are extended on the basis of equity in the borrower's property and the creditworthiness of the borrower. The Company accumulates such loans in its warehouse until a sufficient volume has been reached to securitize into an asset-backed security. These securities are sold on the open market and the Company generally retains only residual classes of the security.

    The consolidated financial statements of the company include the accounts of all wholly-owned subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

  (b)  Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  (c)  Mortgage Loans Held for Sale

    Mortgage loans held for sale consist of mortgage loans secured by single-family residential properties. Loan origination fees and direct loan origination costs, as well as any premiums or discounts from acquiring mortgage loans are deferred as an adjustment to the cost basis of the loans and are therefore included in the determination of any gains or losses on sales of the related loans. Mortgage loans held for sale are carried at the lower of cost or fair value in the aggregate.

F–18

    The Company periodically evaluates the need for or the adequacy of reserves for credit losses on its loans. Any loan not eligible for securitization is reserved for separately. In addition, the Company reviews the overall delinquency of the loans and determines the need for additional reserves. Reserve amounts are charged as a current period expense to operations.

  (d)  Securitization and Sale of Mortgage Loans

    During the securitization process, the Company sells loans to an unconsolidated special-purpose loan securitization trust, Saxon Asset Securitization Trust ("SASTA"), in exchange for cash proceeds and an interest in the loans securitized. When the Company sells receivables through specific securitizations of residential mortgage loans, it retains interest-only strips, one or more subordinated tranches, servicing rights, and future rights to prepayment penalties, all of which are retained interests in the securitized receivables. Gain on sale of the receivables depends in part on the previous carrying amount of the mortgage loans involved in the transfer and the fair value of the retained interest. The Company generally estimates fair value based on the present value of future expected cash flows estimated using management's best estimates of key market-based assumptions—credit losses, prepayment speeds, forward yield curves, and discount rates commensurate with the risks involved.

  (e)  Interest Income

    The Company earns interest income on mortgage loans held for sale before such loans are securitized. The Company does not accrue more than 30 days of interest on loans at any given point in time.

  (f)  Interest-only Residual Assets and Subordinate Bond Investments

    Residual assets at December 31, 2000 and 1999 consist of subordinate bonds and interest-only ("I/O") strips retained at securitization of the mortgage loans. As a result of Dominion Resources's intent to sell the company during the second quarter of 2000, these instruments were reclassified as trading investments.

    The amount initially allocated to the I/Os at the date of a securitization reflected the allocated original basis on fair value of those interests. The amount recorded for the I/Os was reduced for distributions on I/Os, which we received from the related trust, and was adjusted for changes in the fair value of the I/Os, which were reflected in our consolidated statements of operations. Because there is not a highly liquid market for these assets, we estimated the fair value of the I/Os primarily based upon discount, prepayment and default (frequency and severity) rates we estimate that another market participant would use to purchase the I/Os. The estimated market assumptions were applied based upon the underlying loan portfolio grouped by loan types, terms, credit quality, interest rates, geographic location, and value of loan collateral, which are the predominant characteristics that affect prepayment and default rates.

    In recording and accounting for I/Os, we made assumptions, which we believed reasonably reflected economic and other relevant conditions that affect fair value which were then in effect, about rates of prepayments, and defaults and the value of collateral. Due to subsequent changes in economic and other relevant conditions, the actual rates of prepayments and defaults and the value of the collateral generally differed from our initial estimates, and these differences were sometimes material. If actual prepayment and default rates were higher than previously assumed, the value of the I/Os would be impaired and the declines in fair value were recorded in our consolidated statements of operations. Conversely, if actual prepayment and default rates were lower than previously assumed, the value of the I/Os would be higher and the increases in fair value were recorded in our consolidated statements of operations.

F–19

    The Bond and Certificate holders and their securitization trusts have no recourse to the Company for failure of mortgage loan borrowers to pay when due. The Company's residuals are subordinate to the Bonds and Certificates until the Bond and Certificate holders are fully paid.

  (g)  Mortgage Servicing Rights

    The Company recognizes as a separate asset the rights to service mortgage loans for others once such rights are contractually separated from the underlying loans, however those servicing rights are acquired. The Company assesses the impairment of mortgage servicing rights using a methodology similar to the methodology used for the interest-only residual assets—see Note 1(f). Mortgage servicing rights are amortized in proportion to and over the period of the estimated net servicing income.

  (h)  Servicing Revenue Recognition

    Mortgage loans serviced require regular monthly payments from borrowers. Income on loan servicing is generally recorded as payments are collected and is based on a percentage of the principal balance of loans serviced. Loan servicing expenses are charged to operations when incurred.

  (i)  Federal Income Taxes

    The Company's results of operations are included in a consolidated Federal income tax return with Dominion Resources. Current benefits and expenses related to consolidated Federal income taxes are allocated to the Company based on its taxable income. The Company recognizes the benefit of tax credits, if any, when they are utilized for purposes of reducing Dominion Resources's consolidated Federal income tax liability.

    The Company measures and records deferred tax assets and liabilities for all temporary differences. Temporary differences occur when events and transactions recognized for financial reporting result in taxable or tax deductible amounts in future periods.

  (j)  Derivative Financial Instruments

    We may enter into interest rate swap agreements, interest rate cap agreements, interest rate floor agreements, financial forwards, financial futures and options on financial futures ("Interest Rate Agreements") to manage our sensitivity to changes in interest rates. These Interest Rate Agreements are intended to provide income and cash flow to offset potential reduced net interest income and cash flow under certain interest rate environments. At trade date, these instruments are designated as either trade positions or hedge positions.

    For Interest Rate Agreements entered into for trading purposes, realized and unrealized changes in fair value of these instruments are recognized in the consolidated statements of operations as trading activities in the period in which the changes occur or when such trade instruments are settled. Amounts payable to or receivable from counterparties, if any, are included on the consolidated balance sheets in accrued expenses and other liabilities. The revenues and costs associated with interest rate swap agreements are recorded as adjustments to interest income or expense on the asset or liability being hedged. For interest rate cap agreements, the amortization of the cost of the agreements is recognized in the consolidated statements of operations as trading activities.

    For Interest Rate Agreements designated as hedge instruments, we evaluate the effectiveness of these hedges periodically against the financial instrument being hedged under various interest rate scenarios. The unamortized cost is included in the carrying amount of the related investment. Revenues or cost associated with futures and option contracts are recognized in income or expense in a manner consistent with the accounting for the asset or liability being hedged. Amounts payable to or receivable from counterparties are included in the financial statement line of the item being hedged.

F–20

    As a part of our interest rate risk management process, we may be required periodically to terminate hedge instruments. Any realized gain or loss resulting from the termination of a hedge is amortized into income or expense of the corresponding hedged instrument over the remaining period of the original hedge or hedged instrument as a yield adjustment.

    If the underlying asset, liability or commitment is sold or matures, or the criteria that was executed at the time the hedge instrument was entered into no longer exists, the Interest Rate Agreement is no longer accounted for as a hedge. Under these circumstances, the accumulated change in the market value of the hedge is recognized in current income to the extent that the effects of interest rate or price changes of the hedged item have not offset the hedge results.

    Cash flows from hedging transactions are included with the cash flows related to the hedged item in the statement of cash flows.

  (k)  Furniture, Fixtures and Equipment

    Furniture, fixtures and equipment are stated at cost. Depreciation is computed using the straight-line method over a period of three to five years. Additions to equipment, leasehold improvements, and major replacements or improvements are capitalized at cost. Maintenance, repairs and minor replacements are expensed when incurred.

    Capital leases are classified as furniture, fixtures and equipment in the accompanying consolidated balance sheet. The amounts representing capital lease obligations are amortized using the interest method to allocate payments between principal reduction and interest expense. The initial carrying amounts represent the present value of the future rental payments discounted at the lower of the incremental borrowing rate of the lessee or the interest rate implicit in the lease.

  (l)  Errors and Omissions Policy

    As of December 31, 2000, the Company carried an errors and omissions policy of $10 million and a mortgage bankers blanket bond for $25 million.

  (m)  Goodwill

    Goodwill is the excess of the cost of net identifiable assets acquired in business combinations over their fair value. It is amortized on a straight-line basis over periods of up to 40 years. Goodwill is evaluated for impairment at least annually.

  (n)  Reclassification

    Certain amounts for 1999 and 1998 have been reclassified to conform to the presentation for 2000.

  (o)  Recently Issued Accounting Standards

    In June 1998, Statement of Financial Accounting Standard No. 133 ("SFAS No. 133") Accounting for Derivative Instruments and Hedging Activities was issued. SFAS No. 133 establishes accounting and reporting standards requiring that derivative instruments, including certain derivative instruments embedded in other contracts, be recorded in the balance sheet as either an asset or liability measured at fair value. SFAS No. 133 also requires that changes in a derivative's fair value be recognized currently in earnings. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

    The Company adopted SFAS No. 133, as amended and interpreted, on January 1, 2001. The impact of the adoption of SFAS No. 133 on the Company's financial statements was not material.

F–21

    In September 2000, Statement of Financial Accounting Standard No. 140 ("SFAS No. 140"), Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement No. 125, was issued. SFAS No. 140 revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of SFAS No. 125's provisions without reconsideration. SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. This Statement is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The Company has included the applicable disclosure required by SFAS 140—see note (3).

(2)  Mortgage Loans Held for Sale

    The Company purchases and originates fixed-rate and adjustable-rate mortgage loans that have a contractual maturity of up to 30 years. These loans are secured by single-family residential, condominium and one-to-four unit properties. These mortgages are being held at the lower of cost or estimated market value for future sale. At December 31, 2000 and 1999, there were no valuation adjustments. Certain of these mortgages are pledged as collateral for a portion of the warehouse financing and other borrowings.

    Approximately 22%, 21% and 29% of the property securing loans funded during the years ended December 31, 2000, 1999 and 1998 is located in the state of California. No other state comprised more than 6% of volume in 2000, 1999 or 1998.

    Activity related to loans in warehouse for the years ended December 31, 2000, 1999 and 1998, respectively, was as follows:

	Year Ended December 31,
	2000	1999	1998
	(Dollars in Thousands)
Beginning balance	$123,609	$138,101	$87,483
Funded volume, including premium	2,103,228	2,711,126	2,430,462
Principal payments and liquidations	(19,488)	(51,445)	(28,101)
Securitized loans	(2,098,659)	(2,679,556)	(2,349,035)
(Decrease) increase in warehouse hedges	(904)	1,907	(448)
(Increase) decrease in reserves for loan losses	(2,572)	3,476	(2,260)

Ending balance	$105,214	$123,609	$138,101

Gain on securitized loans	$79,234	$98,369	$76,277

    The Company is exposed to risk of loss from delinquent loans in its warehouse and establishes this reserve on a loan level basis taking into account a variety of criteria including the number of months the loan has been delinquent and loan-to-value ratio. The adequacy of this reserve is evaluated monthly and adjusted as needed based on this review. During December 1999, the Company sold $20.7 million in delinquent loans resulting in a loss of $5.3 million. There were no delinquent loan sales in 2000.

F–22

    Activity related to the loan loss reserve for the years ended December 31, 2000, 1999 and 1998 is as follows:

	Year Ended December 31,
	2000	1999	1998
	(Dollars in Thousands)
Beginning balance	$1,035	$4,511	$2,251
Provision for loan losses	6,403	9,107	4,363
Charge offs	(3,831)	(12,583)	(2,103)

Ending balance	$3,607	$1,035	$4,511

(3)  Interest-only Residual Assets

    Our retained interest in loan securitizations represents the net present value of the expected cash flows from the excess of interest received on the underlying mortgage loans over the interest paid to the purchaser of the sold classes of a securitization, less servicing fees and expected credit losses over the life of the security. The Company discounts the cash flows on the underlying loans sold at a rate it believes a purchaser would require as a rate of return, 17% as of December 31, 2000, 12%, as of December 31,1999, and 11% as of December 31, 1998. Cash flows to the interest-only class utilized to build over-collateralization within the security structure are maintained at predetermined levels. The over-collateralization is used as a form of credit enhancement for the sold classes of the security. Cash flows received from the residual are utilized either to recognize interest income and/or amortize the residual's value.

    The Company revalues the residuals monthly, based upon the prepayment and loss experience of each particular residual's underlying mortgage collateral as well as management's estimate of future performance of the underlying loans. To the extent the residual's carrying value exceeds fair market value, adjustments are taken during the month through the Company's consolidated statements of operations. Separate prepayment and loss assumptions are utilized for each type of collateral (fixed rate, 6-month LIBOR ARM, 1-year Constant Maturity Treasury ("CMT"), etc.). The prepayment assumptions vary based upon:

  •
  the historical prepayment trends of the specific collateral as well as that of similar loans in the marketplace,
  •
  the rate environment during the period of the collateral's origination,
  •
  the duration and scope of prepayment penalties, and
  •
  the percentage of any teaser rates remaining on ARM collateral.

    During 2000 and 1999, the Company sold residential mortgage loans in securitization transactions. In all those securitizations, the Company retained servicing responsibilities and subordinated interests. The Company receives annual servicing fees approximating 50 basis points of the outstanding balance and rights to future cash flows arising after the investors in the securitization trust have received the return for which they contracted. In addition, the Company receives future cash flows from prepayment penalties on mortgage loans that prepay during the contractual penalty period and other ancillary benefits. The investors and the securitization trusts have no recourse to the Company's other assets for failure of debtors to pay when due. The Company's retained interests are subordinate to investor's interests. Their value is subject to credit, prepayment, and interest rate risks on the transferred financial assets.

    In 2000, 1999 and 1998, the Company recognized pretax gains of $79.2 million, $98.4 million and $76.3 million, respectively, on the securitization of residential mortgage loans.

F–23

    On June 30, 2000, the Company increased the discount rate on its residual assets from 12% to 17% and on its mortgage servicing rights from 12% to 15% to reflect changes in market discount rates. In addition, the Company transferred these investments from its available-for-sale portfolio to trading because of Dominion Resources's intention to divest its interest in the Company. The Company reflected the impairment losses of $106.5 million in its consolidated statement of operations.

    Activity for the interest-only residual assets and mortgage servicing rights is summarized as follows:

	Interest-Only Residual Assets(1)	Mortgage Servicing Rights	Total
	(Dollars in thousands)
Balance at January 1, 1998	$213,879	$19,767	$233,646
Retained from securitizations	157,134	24,004	181,138
Amortization	(2,946)	(7,434)	(10,380)
Cash received	(57,574)	—	(57,574)
Fair value adjustment	(28,596)	—	(28,596)

Balance at December 31, 1998	281,897	36,337	318,234

Retained from securitizations	168,984	16,040	185,024
Amortization	(7,589)	(11,961)	(19,550)
Cash received	(78,463)	—	(78,463)
Unrealized loss, pre tax	(9,846)	—	(9,846)
Fair value adjustment	(8,308)	—	(8,308)

Balance at December 31, 1999	346,675	40,416	387,091

Retained from securitizations, including related hedges	122,821	18,575	141,396
Amortization	(14,997)	(7,335)	(22,332)
Cash received	(51,461)	—	(51,461)
Loss on trading securities, net of hedge activity	(1,970)	—	(1,970)
Fair value adjustment	(102,653)	(3,822)	(106,475)

Balance at December 31, 2000	$298,415	$47,834	$346,249

(1)
Includes prepayment penalties.

    Key economic assumptions used in measuring the retained interests at the date of securitization resulting from securitizations completed during 2000 were as follows (rate* per annum):

	Residential Mortgage Loans(1)		Mortgage Servicing Rights
Prepayments speed		(3)		(3)
Weighted average life—loans (in years)	3.63		3.63
Expected credit losses	2.26	%(2)	2.26%
Residual cash flow discounted at	15.07	%(4)	14.04	%(5)

*
Weighted-average rates for securitizations entered into during the period for securitizations of loans with similar characteristics.
(1)
Includes prepayment penalties.
(2)
Percentage of securitized balance with losses beginning in month five.
(3)
Fixed rate loans ramp up to 24 CPR ("Constant Prepayment Rate") over 13 months and thereafter.

  Adjustable rate loans ramp up to 40 CPR over 13 months; ramping down to 24 CPR over 32 months and thereafter.

F–24

  Two-year hybrid loans ramp up to 29 CPR over 13 months; ramping up to 57 CPR in month 21 ramping down to 29 CPR over 18 months and thereafter. Three-year hybrid loans ramp up to 29 CPR over 13 months; ramping up to 57 CPR in month 34 ramping down to 29 CPR over 18 months and thereafter.

(4)
Discount rate used for 2000-1, 2000-2, 2000-3 and 2000-4 was 12%, 14%, 17% and 17%, respectively.
(5)
Discount rate used for 2000-1, 2000-2, 2000-3 and 2000-4 was 12%, 12%, 17% and 15%, respectively.

    At December 31, 2000, the fair value and weighted average life in years of the interest-only residual assets and mortgage servicing rights were as follows:

	Interest-Only Residual Assets(1)		Mortgage Servicing Rights(2)
	Fair Value	Weighted-average life of collateral	Fair Value	Weighted-average life of collateral
	(Dollars in millions)
96 Deals	$6.7	3.78	$0.7	3.78
97 Deals	31.5	3.59	2.7	3.59
98 Deals	50.5	3.91	8.6	3.91
99 Deals	102.1	3.63	15.6	3.63
00 Deals	110.9	3.52	19.0	3.52

Total	$301.7		$46.6

    The table below indicates the key economic assumptions and the sensitivity to immediate 20%, 25% and 50% adverse prepayment speeds used to value interest-only residual assets and mortgage servicing rights as of December 31, 2000:

		Interest-Only Residual Assets(1)				Mortgage Servicing Rights
	Current Assumptions	20% Adverse Effect	25% Adverse Effect	50% Adverse Effect	Current Assumptions	20% Adverse Effect	25% Adverse Effect	50% Adverse Effect
	(Dollars in millions)
96 Deals	(2)	$(0.5)	$(0.6)	$(1.1)	(2)	$(0.1)	$(0.1)	$(0.2)
97 Deals	(2)	(2.3)	(2.8)	(4.9)	(2)	(0.4)	(0.4)	(0.8)
98 Deals	(2)	(6.9)	(8.3)	(14.8)	(2)	(1.1)	(1.3)	(2.4)
99 Deals	(2)	(12.3)	(15.0)	(26.1)	(2)	(2.3)	(2.8)	(5.0)
00 Deals	(2)	(14.8)	(17.9)	(30.7)	(2)	(2.5)	(3.1)	(5.4)

Total		$(36.8)	$(44.6)	$(77.6)		$(6.4)	$(7.7)	$(13.8)

(1)
Includes prepayment penalties.
(2)
Fixed rate loans ramp up to 24 CPR over 13 months and thereafter for series 96-1, 96-2, 97-1, 99-3, 99-4, 99-5 and 00-1; ramp up to 22 CPR over 13 months and thereafter for series 98-1 and 99-2; ramp up to 27 CPR over 13 months and thereafter for series 97-2 and 97-3.

  Adjustable rate loans ramp up to 40 CPR over 13 months; ramping down to 24 CPR over 32 months and thereafter.

  Two-year hybrid loans ramp up to 30 CPR over 13 months; ramping up to 60 CPR in month 21 ramping down to 30 CPR over 18 months and thereafter.

  Three-year hybrid loans ramp up to 30 CPR over 13 months; ramping up to 60 CPR in month 33 ramping down to 30 CPR over 18 months and thereafter.

F–25

    The table below indicates the key economic assumptions and the sensitivity to immediate 20%, 25% and 50% adverse credit losses used to value the interest-only residual assets (mortgage servicing rights are not impacted) as of December 31, 2000:

	Interest-Only Residual Assets(1)
	Current Assumptions(2)	20% Adverse Effect	25% Adverse Effect	50% Adverse Effect
	(Dollars in millions)
96 Deals	1.48%	$(0.3)	$(0.3)	$(0.6)
97 Deals	2.08%	(1.2)	(1.5)	(2.9)
98 Deals	2.24%	(3.8)	(4.8)	(9.5)
99 Deals	2.41%	(7.8)	(9.7)	(21.2)
00 Deals	2.53%	(6.9)	(8.6)	(16.9)

Total	2.28%	$(20.0)	$(24.9)	$(51.1)

(1)
Includes prepayment penalties.

(2)
Loss assumption is based on expected total losses as a percentage of the total securitization.

    The table below indicates the sensitivity to immediate 50 basis point, 100 basis point and 150 basis point adverse effect on LIBOR paid on the mortgage bonds as it relates to the current fair value of interest-only residual assets (mortgage servicing rights are not impacted) as of December 31, 2000:

	Interest-Only Residual Assets(1)
	Current Assumptions	50 basis point increase	100 basis point increase	150 basis point increase
	(Dollars in millions)
96 Deals	(2)	$—	$—	$—
97 Deals	(2)	—	(0.1)	(0.1)
98 Deals	(2)	(0.3)	(0.6)	(1.2)
99 Deals	(2)	(2.5)	(5.3)	(8.4)
00 Deals	(2)	(2.7)	(9.4)	(16.2)

Total		$(5.5)	$(15.4)	$(25.9)

(1)
Includes prepayment penalties.

(2)
Based on the full forward 1-month LIBOR, 6-month LIBOR or 1 year CMT through 1/1/2004 based on the variable component of the variable rate contracts.

F–26

    The table below indicates the immediate sensitivity on the current fair value of interest-only residual assets and mortgage servicing rights using a 20%, 22% and 24% discount rate as of December 31, 2000:

	Interest-Only Residual Assets				Mortgage Servicing Rights
	Current Assumptions	20% Discount Rate	22% Discount Rate	24% Discount Rate	Current Assumptions	20% Discount Rate	22% Discount Rate	24% Discount Rate
	(Dollars in millions)
96 Deals	17%	$(0.6)	$(0.9)	$(1.1)	15%	$(0.1)	$(0.1)	$(0.1)
97 Deals	17%	(1.8)	(2.8)	(3.7)	15%	(0.3)	(0.4)	(0.5)
98 Deals	17%	(3.3)	(5.3)	(7.1)	15%	(0.9)	(1.2)	(1.5)
99 Deals	17%	(6.9)	(11.0)	(14.8)	15%	(1.8)	(2.3)	(2.7)
00 Deals	17%	(5.1)	(10.3)	(15.1)	15%	(1.1)	(1.7)	(2.3)

Total	17%	$(17.7)	$(30.3)	$(41.8)	15%	$(4.2)	$(5.7)	$(7.1)

    These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a constant percent variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. The effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.

    The following table shows losses for residential mortgages securitized during 1996 through December 31, 1999 and losses occurring during 2000, total losses life-to-date, actual remaining projected losses, total expected losses and total expected losses as a percentage of original issue:

Year of Securitization	Losses Through 1999	2000 Losses	Total Losses Life to Date	Actual Remaining Projected Losses	Total Expected Loses	Percent of Original Issue
	(dollars in millions)
1996	$4,860	$1,406	$6,266	$1,372	$7,638	1.12%
1997	12,237	7,461	19,698	6,839	26,537	1.73%
1998	5,333	12,613	17,946	23,044	40,990	2.09%
1999	181	9,052	9,233	52,434	61,667	2.46%
2000	—	302	302	58,602	58,904	2.52%

Total	$22,611	$30,834	$53,445	$142,291	$195,736	2.17%

    The table below summarizes certain cash flows received from and paid to securitization trusts during 2000:

(Dollars in millions)
Proceeds from securitizations	$2,098.7
Servicing fees received	24.3
Other cash flows received on retained interests	53.2
Purchases of delinquent or foreclosed assets	(34.8)
Servicing advances, net of repayments	(4.2)
Prepayment penalties received	14.2
Master servicing fees	1.0

F–27

    The following table presents quantitative information about delinquencies, net credit losses, and components of securitized financial assets and other assets managed together with them.

	Total Principal Amount of Loans at December 31, 2000	Principal Amount of Loans 60 Days or More Past Due at December 31, 2000(3)		Net Credit Losses During the Year(4)
	(Dollars in millions)
1996 Deals	$97.9	$10.1	10.3%	$1.4
1997 Deals	308.5	45.0	14.6%	7.5
1998 Deals	906.6	102.7	11.3%	12.6
1999 Deals	1,865.3	184.1	9.9%	9.0
2000 Deals	2,168.5	99.2	4.6%	0.3

Total loans securitized(1)(2)	$5,346.8	$441.1	8.2%	$30.8
Loans held for sale	105.2	14.3	13.6%	3.8

Total loans held for sale or securitized	$5,452.0	$455.4	8.4%	$34.6

(1)
Owned and securitized loans are residential mortgage loans, in which the transferor retains a subordinate interest or retains any risk of loss.

(2)
Represents the principal amount of the loan. Interest-only strips and mortgage servicing rights (or other retained interests) held for securitized assets are excluded from this table because they are recognized separately.

(3)
Loans 60 days or more past due are based on the securities December 17th cutoff period of total loans.

(4)
Net credit losses are charge-offs and are based on total loans outstanding.

(4) Subordinated Bond Investments

    At the time of a securitization, the Company may retain some of the bonds being sold. To date, all of the bonds retained by the Company have been subordinate debentures with only interest payments received thus far. Interest income recognized on the subordinate bonds in 2000, 1999 and 1998 was $1.8 million, $3.4 million and $1.1 million, respectively, with an interest receivable balance at December 31, 2000 and 1999 of $0.1 million and $0.2 million, respectively. During 2000 and 1999, the Company sold $14.8 million and $28.3 million of subordinate bonds for a loss of $0.4 million and a gain of $0.02 million, respectively.

    The Company reclassed these bonds from available for sale to trading during June 2000, which resulted in a $1.6 million gain recognized at the time of the reclassification.

F–28

    Activity for the subordinate bond investments is summarized as follows:

(Dollars in thousands)
Balance at January 1, 1999	$41,019
Retained from securitization	12,683
Subordinate bonds sold	(28,300)
Fair value adjustment	1,617

Balance at December 31, 1999	27,019
Subordinate bonds sold	(14,770)
Fair value adjustment	1,348

Balance at December 31, 2000	$13,597

(5) Investor Funds and Escrow

    Investor funds totaling $104.0 million and $102.6 million were held in segregated bank accounts at December 31, 2000 and 1999, respectively. These funds are applicable to mortgage loans serviced for investors. Escrow funds totaling $20.6 million, $20.1 million at December 31, 2000 and 1999, respectively, were held in segregated bank accounts. These funds are applicable to mortgage loans being serviced. The funds and the related liabilities of the accounts are not included in the accompanying financial statements.

(6) Loan Servicing Portfolio

    As of December 31, 2000 and 1999, the Company serviced a portfolio consisting of loans in all 50 states. The Company services mortgage assets for Saxon, Dynex Capital, Inc., Ginnie Mae, Fannie Mae, Freddie Mac and private investors. The loan servicing portfolios as of December 31, 2000 and 1999 are summarized below:

	December 31,
	2000		1999
	Number of Loans	Principal Balance	Number of Loans	Principal Balance
	(Dollars in thousands)
Saxon	55,325	$5,261,564	44,874	$4,384,851
Dynex Capital, Inc.	2,001	231,350	2,555	304,536
Credit Suisse First Boston	—	—	—	—
Greenwich Capital, Inc.	—	—	—	—
Ginnie Mae (177 loan pools)	1,342	41,702	1,491	48,299
Fannie Mae	561	15,287	675	19,355
Freddie Mac	99	4,634	120	5,640
Other	848	34,061	983	41,131

Total	60,176	$5,588,598	50,698	$4,803,812

(7) Servicing Advances

    Certain servicing customers of the Company require payments to be made based on scheduled remittances as opposed to actual payments received from the borrower. To the extent there are delinquencies, the Company may be required to make advances for principal and interest due to the investors. In addition, the Company may also be required to make similar advances related to escrow collections.

F–29

    In the case of loans in foreclosure, the Company may be required to make certain expenditures or to advance funds. These expenditures and advances are established as a receivable and are collected once the mortgage has been liquidated.

    The balances of servicing related advances at December 31, 2000 and 1999 and were as follows:

	December 31,
	2000	1999
	(Dollars in thousands)
Escrow advances (taxes and insurance)	$16,758	$14,602
Foreclosure advances	10,124	9,270
Principal and interest advances	4,105	3,170
Other advances	1,970	1,693

Total servicing related advances	$32,957	$28,735

(8) Warehouse Financing Facilities and Due to Dominion Capital

    On February 22, 2000, the Company increased its committed credit facility with a commercial banking syndicate from $100 million to $120 million to finance the purchase of mortgage loans. The facility expires on September 21, 2001. The Company expects that this credit facility will be renewed, if necessary, at the expiration date, although there can be no assurance of such renewal.

    At December 31, 2000, the Company also has committed revolving repurchase agreements with several counter-parties that have a cumulative limit of $890 million.

    The Company has a $200 million revolving line of credit with Dominion Capital payable on May 14, 2002. The note is unsecured, and provides for interest payments to Dominion Capital at their cost of borrowing (7.36% and 6.55% at December 31, 2000 and 1999, respectively). The Company expects that this line of credit will be renewed, if necessary, at the expiration date, although there can be no assurance of such renewal.

    The Company also has an unsecured note with Dynex, Capital, Inc. ("Dynex") as a result of the sale of the Company to Dominion Resources. This note is payable in five annual installments of $9.5 million beginning January 1997. This note was paid in full in January 2001.

F–30

    A summary of the activity under these agreements at December 31, 2000 and 1999, 1998, respectively, is as follows:

	December 31,
(Dollars in thousands)
	2000	1999	1998
Amounts Outstanding
Warehouse Borrowing	$76,097	$48,096	$92,307
Repurchase Agreements	2,628	43,369	25,816
Due to Dominion Capital	99,847	121,864	114,110
Due to Dynex	9,500	19,000	19,000

Total	$188,072	$232,329	$251,233

Outstanding Collateral
Warehouse Borrowing	$98,652	$56,224	$95,764
Repurchase Agreements	2,693	43,369	30,028
Due to Dominion Capital	—	—	—
Due to Dynex	—	—	—

Total	$101,345	$99,593	$125,792

Remaining Capacity to Borrow
Warehouse Borrowing	$43,903	$51,904	$57,693
Repurchase Agreements	—	556,631	674,184
Due to Dominion Capital	100,153	78,136	30,890
Due to Dynex	—	—	—

Total	$144,056	$686,671	$762,767

Weighted Average Cost of Funds
Warehouse Borrowing	6.91%	6.04%	6.39%
Repurchase Agreements	6.87%	5.83%	5.94%
Due to Dominion Capital	6.75%	5.59%	5.70%
Due to Dynex	6.50%	6.50%	6.50%
Interest Expense
Warehouse Borrowing	$1,639	$2,798	$4,737
Repurchase Agreements	14,541	10,698	6,558
Due to Dominion Capital	8,044	6,587	5,697
Due to Dynex	651	1,259	1,825
Other	—	—	—

Total	$24,875	$21,342	$18,817

(9) Employee Savings Plan

    The Company's employees are eligible to participate in the Dominion Resources 401(k) plan upon the employee's sixth month of employment. Under the current plan, eligible employees may defer up to 15% of their income on a pretax basis. The Company matches 50% of the employees' contribution up to 6% of the employees' income. The total expense related to the Company's matching contributions during the years ended December 31, 2000, 1999 and 1998 was $0.4 million, $0.4 million and $0.2 million, respectively.

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(10) Income Taxes

    The components of the Company's provision for income taxes for the years ended December 31, 2000, 1999, and 1998 consist of the following:

	Year Ended December 31,
(Dollars in thousands)
	2000	1999	1998
Federal
Current	$(172)	$10,698	$(1,858)
Deferred	(27,801)	8,974	8,547
State
Current	664	1,592	1,296
Deferred	3,225	(36)	(587)

Total income tax (benefit) expense	$(24,084)	$21,228	$7,398

    The amounts provided for income taxes differ from the amount provided at the statutory federal rate as follows:

	Year Ended December 31,
(Dollars in thousands)
	2000	1999	1998
Federal income tax (benefit) expense at statutory rate	$(25,411)	$20,526	$6,795
State income tax (benefit) expense, net	(2,904)	1,736	582
Federal tax expense (benefit) of state tax deduction	1,106	(607)	(203)
Other expense (benefit), net	3,125	(427)	224

Total income tax (benefit) expense	$(24,084)	$21,228	$7,398

    The income tax effects of temporary differences that give rise to the net deferred tax liability at December 31, 2000, 1999 are as follows:

	December 31,
(Dollars in thousands)
	2000	1999
Reserves for loan losses	$1,542	$393
Residual Related	6,789	(24,667)
Gain on sale of MSRs	(36,014)	(25,716)
Amortization of intangibles	(1,565)	(1,192)
Other	(2,291)	(1,352)

Total deferred tax liability	$(31,539)	$(52,534)

    The Company recognizes all or a portion of its net deferred tax assets if it believes that it is more likely than not, given all available evidence, that all or a portion of the benefits of the carryforward losses and other deferred tax assets will be realized. Management believes that, based on the available evidence, it is more likely than not that the Company will realize the benefit from its deferred tax assets.

(11) Stockholder's Equity

    During the years ended December 31, 2000, 1999 and 1998, the Company converted $40.0 million, $26.5 million and $66.2 million, respectively, of borrowings from Dominion Capital into capital.

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(12) Disclosure about Financial Instruments

    Fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties other than in a forced or liquidation sale. In cases where market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Certain financial instruments due to their nature and all non-financial instruments are excluded from this disclosure. At December 31, 2000 and 1999, the Company's financial assets and liabilities were recorded at fair value with the exception of mortgage loans held for sale, the carrying value of which approximates fair value. At December 31, 2000 and 1999, the carrying value and fair value of the mortgage loans held for sale are $105.2 million, and $123.6 million, respectively.

    The following methods and assumptions were used to estimate the fair value of the Company's financial instruments:

    Mortgage Loans Held for Sale—The fair value of the Company's mortgage loans held for sale is based on outstanding commitments from investors.

    Residuals—The fair value of the Company's investment in mortgage loan residuals is based on estimates of market assumptions based on the type of collateral, estimates of prepayment, credit loss assumptions, and discounted cash flows.

    Subordinate Bonds—The fair value of the Company's investment in mortgage loan subordinate bonds is based on the price of similar bonds trading in the secondary market at year-end.

    Hedge Positions, net—Derivatives for loans held for sale used as hedging instruments are off-balance sheet items marked-to-market with any unrealized gains or losses deferred until the related loans are securitized or sold.

    Notes Payable—Notes payable are secured by mortgage loans held for sale and are tied to one month LIBOR and accordingly carrying value is considered a reasonable estimate of fair value.

    Due to Affiliate—The carrying amount of due to affiliate amounts with variable interest rates is a reasonable estimate of fair value.

    Interest Rate Swaps—The fair value of the Company's interest rate swaps held on its residuals is based upon the spread between LIBOR and the stated interest rate on the bonds it supports.

(13) Hedging Transactions

  Mortgage Loans Held for Sale

    Market changes may have an adverse effect on the value of the mortgage loans held for sale. To reduce the risk of such declines in market value, the Company may hedge certain loans in warehouse and existing commitments to fund mortgage loans. The Company has credit risk to the extent that the counterparties to the derivative financial instruments do not perform their obligation under the agreements. If one of the counterparties does not perform, the Company would not receive the cash to which it would otherwise be entitled under the conditions of the agreement. As of December 31, 2000 and 1999, the Company had outstanding forward delivery financial futures contracts outstanding for hedging purposes (other than trading) aggregating gross notional amounts of $0 million and $178 million and options with an outstanding long position of $800 million and $1,690 million and short positions of $3,625 million, $570 million, respectively. At December 31, 2000 and 1999, the Company had outstanding (payables) receivables related to its hedging positions with certain counterparties of

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$(2.7) million and $2.7 million, respectively. Net deferred hedging gains related to loans in warehouse totaled $0 million and $0.6 million at December 31, 2000 and 1999, respectively.

  Interest-Only Residual Assets

    At December 31, 2000 and 1999, the Company held interest rate swap agreements with a total notional value of $589.0 million and $212.1 million, respectively, and a total fair value of $(3.7) million and $4.4 million, respectively. These swaps are used to hedge the basis risk of the interest paid on the asset- backed securities bonds, which are based on 1-month LIBOR, and the interest received on the mortgage collateral which is fixed for a period of time. The notional amount of interest rate swaps does not represent future cash requirements, as the cash paid out or received depends upon the difference in the interest rates of the bonds they support and one month LIBOR. The interest rate swaps are classified as trading, and as such, are marked to market through earnings

(14) Commitments, Contingencies and Concentrations of Credit Risk

  Leases

    The Company is obligated under non-cancelable operating leases for property and both operating and capital leases for equipment. Minimum annual rental payments at December 31, 2000, are as follows:

		Equipment
	Property Operating
		Operating	Capital
	(Dollars in thousands)
2001	$2,774	$1,239	$85
2002	2,912	626	78
2003	2,832	282	74
2004	2,501	201	29
2005	2,027	—	—
Thereafter	3,547	—	—

Total	$16,593	$2,348	$266

Imputed interest rate	6.6%
Present value of net minimum lease payments	$321

    Rent and lease expense amounted to $4.9 million, $3.6 million and $2.4 million for the years ended December 31, 2000, 1999 and 1998, respectively.

  Mortgage Loans

    At December 31, 2000 and 1999, the Company had commitments to fund mortgage loans of approximately $161.8 million, $339.1 million, respectively. This does not necessarily represent future cash requirements, as some portion of the commitments will expire without being drawn upon or will be subsequently declined for credit or other reasons.

    As part of its representations and warranties made at the time of securitization, the Company guarantees that it will repurchase any loan, which is found to have violated standard representation and warranties. As of December 31, 2000 and 1999, the Company was not obligated to repurchase any loans that had been securitized.

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  Legal Matters

    Because the nature of the Company's business involves the collection of numerous accounts, the validity of liens and compliance with various state and federal lending laws, the Company is subject, in the normal course of business, to various legal proceedings. The resolution of these lawsuits, in management's opinion, will not have a material adverse effect on the financial position or the results of operations of the Company.

(15) Segments

    The operating segments reported below are the segments of the Company for which separate financial information is available and for which operating income amounts are evaluated regularly by management in deciding how to allocate resources and in assessing performance. The accounting policies of the business segments are the same as those described in the summary of significant accounting policies (Note 1).

    Operating income amounts evaluated include net interest income, loan losses, gain on sale and servicing income, general and administrative expenses. Corporate and other activities primarily consist of executive management, certain unallocated administrative support functions and securitization activities.

    Management does not identify assets to the segments and evaluates assets only at the consolidated level. As such, only operating results for the segments are included herein.

	Wholesale	Correspondent	Retail	Servicing	Corporate	Consolidated
	(Dollars in thousands)
1998
Net interest income	$7,556	$11,593	$1,004	$(1,351)	$(1,825)	$16,977
Loan losses	(820)	(1,173)	—	—	(2,370)	(4,363)
Total production and servicing related revenues	23,099	14,775	5,213	12,230	31,197	86,514
General and administrative expenses	18,093	5,813	9,913	7,323	9,974	51,116
Residual losses	—	—	—	—	(28,596)	(28,596)

(Loss) income before taxes	$11,742	$19,382	$(3,696)	$3,556	$(11,568)	$19,416

1999
Net interest income	$12,975	$13,444	$2,239	$(2,924)	$(1,258)	$24,476
Loan losses	(3,946)	(5,964)	(571)	—	1,374	(9,107)
Total production and servicing related revenues	29,587	30,879	12,554	17,292	24,041	114,353
General and administrative expenses	25,047	6,017	11,803	12,088	8,583	63,538
Residual losses	—	—	—	—	(8,308)	(8,308)

(Loss) income before taxes	$13,569	$32,342	$2,419	$2,280	$7,266	$57,876

2000
Net interest income	$4,196	$6,729	$1,376	$(2,082)	$(650)	$9,569
Loan losses	(1,304)	(2,862)	(260)	—	(1,977)	(6,403)
Total production and servicing related revenues	24,309	12,047	14,551	23,001	30,211	104,119
General and administrative expenses	15,391	6,489	15,776	14,372	19,416	71,444
Residual losses	—	—	—	(3,822)	(104,623)	(108,445)

(Loss) income before taxes	$11,810	$9,425	$(109)	$2,725	$(96,455)	$(72,604)

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(16) Subsequent Event

    On July 6, 2001, Saxon Capital, Inc. (Saxon Capital) issued 28,050,100 shares of $.01 par value common stock at a price of $9.30 per share (net of underwriter's discount). A portion of the proceeds were used to acquire SCI Services, Inc., (SCI Services), as described below.

    On July 6, 2001, the Company, acquired 100 percent of the issued and outstanding common shares of SCI Services from Dominion Capital at a price equal to its adjusted book value (excluding certain assets, liabilities and goodwill ("old goodwill")) at closing plus a $5 million premium. In addition, SCI Services, Inc. paid a $6.7 million premium for mortgage loans held for sale, which represented the accretion in value of mortgage loans after February 28, 2001. Dominion Capital retained interest-only residual assets, and subordinated bonds that Saxon retained in securitizations before July 6, 2001. In addition, the due to Dominion Capital liability and all tax liabilities were paid at closing. The aggregate purchase price was $170.1 million, including $145.1 million of cash and a $25 million note payable to Dominion Capital. The note to Dominion Capital pays interest at 8% per annum and is due in full on July 6, 2006.

    In connection with the acquisition of Saxon, the old goodwill recorded on SCI Services was determined to be impaired as the purchase price paid for SCI Services was substantially at net book value, excluding old goodwill. As such, SCI Services recorded a $45.0 million permanent impairment charge to its consolidated statement of operations in the second quarter of 2001.

    The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

At July 6, 2001
($000s)

Cash	$2,999
Mortgage loans held for sale	669,680
Mortgage servicing rights	41,614
Servicing related assets	84,199
Furniture, fixtures and equipment	6,031
Other Assets	7,117

Total assets acquired	811,640
Warehouse financing facilities	631,036
Other current liabilities	13,424

Total liabilities acquired	644,460
Net assets acquired	167,180

Purchase price paid	170,130
Goodwill	2,949

    The acquisition of Saxon resulted in goodwill ("new goodwill") of $2.9 million. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, which was issued in June 2001, new goodwill will be not be amortized but will be evaluated periodically for impairment.

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31,835,000 Shares of Common Stock

[LOGO]

SAXON CAPITAL, INC.

Prospectus

    Until [            ], 2001, all dealers that effect transactions in the common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

[            ], 2001

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution.

    The following table sets forth the expenses in connection with the offering by the selling stockholders described in this Registration Statement. All such amounts, except the SEC Registration Fee, are estimated. Pursuant to the Registration Rights Agreement we are responsible for all such expenses.

SEC Registration Fee	$
Blue Sky Fees and Expenses
Printing and Engraving Costs
Legal Fees and Expenses
Accounting Fees and Expenses
Transfer Agent and Registrar Fees and Expenses
Miscellaneous
Total

Item 14.  Indemnification of Directors and Officers

    Section 145 of the Delaware General Corporation Law permits a corporation to indemnify certain of its officers, directors, employees and agents. Our amended and restated certificate of incorporation (our charter) provides that we will indemnify, to the fullest extent permitted under Delaware law, each of our directors and officers with respect to all liability and loss suffered and expenses incurred by such person in any action, suit or proceeding in which such person was or is made or threatened to be made a party or is otherwise involved because such person is or was one of our directors or officers. We are also obligated to pay the expenses of the directors and officers incurred in defending such proceedings, subject to reimbursement if it is subsequently determined that such person is not entitled to indemnification.

    In addition to the indemnification obligations set forth in our charter, we have entered into indemnification agreements with each of our directors containing substantially those same indemnification provisions as in our charter.

    We have obtained a policy of insurance under which our directors and officers will be insured, subject to the limits of the policy, against certain losses arising from claims made against such directors and officers because of any acts or omissions covered under such policy in their respective capacities as directors or officers, including certain liabilities under the Securities Act. We have been advised that, in the opinion of the Securities and Exchange Commission, indemnifying our directors, officers, and controlling persons for liabilities arising under the Securities Act of 1933 pursuant to our charter and bylaws, or otherwise, is against public policy as expressed in the Act and is, therefore, unenforceable.

    Our amended and restated certificate of incorporation includes provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty (except for liability for breaches of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations under Section 174 of the Delaware General Corporation Law or for any transaction from which the director derived an improper personal benefit). We believe that these provisions are necessary to attract and retain qualified persons as directors and officers.

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Item 15.  Recent Sales Unregistered Securities

    The following information relates to the securities we have issued or sold within the past three years that were not registered under the Securities Act of 1933, as amended (the Securities Act).

  (i)
  April 23, 2001, we issued 100 shares of our common stock to our founding stockholder for $0.01 per share.

  (ii)
  July 6, 2001, we issued 28,000,000 shares of our common stock to Friedman, Billings, Ramsey & Co., Inc. as the initial purchaser in our 144A Offering for a price of $9.30 per share. See "Business—144A Offering."

  (iii)
  July 6, 2001, we issued 50,000 shares of our common stock to certain senior executives for a price of $10.00 per share. See "Related Party Transactions."

  (iv)
  July 6, 2001, we issued warrants to purchase 1,200,000 shares of our common stock with a exercise price of $10.00 per share to Friedman, Billings, Ramsey & Co., Inc. in connection with our 144A offering. These warrants are immediately exercisable. See "Business—144A Offering."

  (v)
  July, 2001, we issued options to purchase 400,000 shares of common stock with an exercise price of $10.00 per share to our non-employee directors. Each option vests pro rata over a four-year period. See "Related Party Transactions."

  (vi)
  July, 2001, we issued options to purchase 2,185,000 shares of common stock, with an exercise price of $10.00 per share to certain of our employees pursuant to our Stock Plan. Each option vests pro rata over a four-year period. See "Related Party Transactions."

    Each of these transactions was completed without registration of the relevant security under the Securities Act in reliance upon the exemptions provided by Section 4(2) for transactions not involving a public offering.

Item 16.  Exhibit and Financial Statement Schedules.

      (a) Exhibits

Exhibit Number	Description
1	Purchase Agreement by and between Saxon Capital Acquisition Corp. and Friedman, Billings, Ramsey & Co., Inc. dated June 29, 2001
3.1	Amended and Restated Certificate of Incorporation, of Saxon Capital, Inc.*
3.2	Amended and Restated Bylaws of Saxon Capital, Inc.*
4.1	Form of Common Stock Certificate*
5.1	Opinion of McKee Nelson LLP*
10.1	Saxon Capital, Inc. 2001 Stock Incentive Plan
10.4	Form of Employment Agreement of Michael L. Sawyer, dated June 7, 2001*
10.5	Form of Employment Agreement of Dennis G. Stowe, dated June 7, 2001*
10.6	Form of Employment Agreement of Robert G. Partlow, dated June 7, 2001*
10.7	Stock Purchase Agreement by and among Dominion Capital, Inc., Saxon Acquisition Corp., and SCI Services, Inc. dated June 7, 2001

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10.8	First Amendment to the Stock Purchase Agreement dated June 7, 2001 by and among Dominion Capital, Inc., Saxon Acquisition Corp., and SCI Services, Inc. dated June 29, 2001
10.9
Residual Assignment and Services Agreement, by and among Saxon Acquisition Corp., SCI Services, Inc., Saxon Mortgage, Inc., Meritech Mortgage Services, Inc., and Dominion Capital, Inc. dated June 7, 2001*
10.10	Registration Rights Agreement by and between Saxon Capital Acquisition Corp. and Friedman, Billings, Ramsey & Co., Inc. dated July 6, 2001
10.11	FBR Warrant Agreement by and between Saxon Capital Acquisition Corp. and Friedman, Billings, Ramsey & Co., Inc. dated July 6, 2001
10.12	Promissory Note dated July 6, 2001 in the principal amount of $25,000,000 payable to Dominion Capital, Inc.
10.13	Bill of Sale and Assignment of Intellectual Property by Dominion Capital, Inc., dated July 6, 2001*
10.14	Form of Option Grant to Edward G. Harshfield dated July 6, 2001
10.15	Form of Option Grant to Richard A. Kraemer dated July 6, 2001
10.16	Form of Option Grant to David Wesselink dated July 12, 2001
10.18	Voting Agreement by and between Saxon Capital Acquisition Corporation and Friedman, Billings, Ramsey & Co., Inc. dated July 6, 2001
10.19	Deed of Lease between Innslake, L.P. and Resource Mortgage Capital, Inc., dated September 15, 1994, as amended*
10.20	Lease Agreement by and between Reliance Insurance Company and Meritech Mortgage Services, Inc. dated August 15, 1996, as amended*
10.21	Form of Saxon Capital, Inc. 2001 Employee Stock Purchase Plan*
21.1	List of subsidiaries of Saxon Capital, Inc.
23.1(a)	Consent of Deloitte & Touche LLP
23.1(b)	Consent of Deloitte Touche LLP
23.2	Consent of McKee Nelson LLP (included in Exhibit 5.1)
24.1	Power of Attorney (included on signature page)

*
To be filed by amendment.

II–3

Item 17.  Undertakings.

    The undersigned Registrant hereby undertakes:

      (1) To file, during any period in which any officers or sales are being made, a post-effective amendment to the registration statement:

         (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

        (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in aggregate, represent a fundamental change in the information set forth in the registration statement.

        (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any other material change to such information in the registration statement.

      (2) That for the purpose of determining any liability under the Act each such post-effective amendment may be deemed to be a new registration statement relating to the securities being offered therein and the offering of such securities at the time may be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities which are being registered which remain unsold at the termination of the offering.

    We have been advised that, in the opinion of the Securities and Exchange Commission, indemnifying our directors, officers, and controlling persons for liabilities arising under the Securities Act of 1933 pursuant to our charter and bylaws, or otherwise, is against public policy as expressed in the Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by our directors, officers, or controlling persons in the successful defense of any action, suit or proceeding) is asserted by any of our directors, officers, or controlling persons concerning the securities being registered, the we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

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SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Richmond, state of Virginia, on October 4, 2001.

SAXON CAPITAL, INC.
By:	/s/ MICHAEL L. SAWYER Name: Michael L. Sawyer Title: Chief Executive Officer

    KNOW ALL PERSONS BY THESE PRESENTS, that each of the persons whose names appear below appoints and constitutes Michael L. Sawyer and Robert G. Partlow and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to execute any and all amendments to this registration statement, including post-effective amendments, and to sign any and all registration statements relating to the same offering of securities as this registration statement that are filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, together with all exhibits thereto, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated below and as of the dates indicated.

Signature	Capacity in which to Sign	Date

/s/ EDWARD G. HARSHFIELD Edward G. Harshfield	Chairman of the Board of Directors	October 4, 2001
/s/ RICHARD A. KRAEMER Richard A. Kraemer	Vice Chairman of the Board of Directors	October 4, 2001
/s/ MICHAEL L. SAWYER Michael L. Sawyer	Chief Executive Officer and Director	October 4, 2001
/s/ ROBERT G. PARTLOW Robert G. Partlow	Chief Financial Officer and Director	October 4, 2001
/s/ DENNIS G. STOWE Dennis G. Stowe	President and Director	October 4, 2001
/s/ DAVID D. WESSELINK David D. Wesselink	Director	October 4, 2001

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QuickLinks

TABLE OF CONTENTS
PROSPECTUS SUMMARY
RISK FACTORS
INFORMATION REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DETERMINATION OF OFFERING PRICE
DIVIDEND POLICY
CAPITALIZATION
SELECTED FINANCIAL DATA
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET June 30, 2001 ($ in thousands)
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION ($ in thousands, except per share data)
UNAUDITED CONSOLIDATED BALANCE SHEET July 5, 2001 ($ in thousands)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL INFORMATION ($ in thousands, except per share data)
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
Summary Compensation Table
RELATED PARTY TRANSACTIONS
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
PLAN OF DISTRIBUTION
EXPERTS
LEGAL MATTERS
COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS
Saxon Capital, Inc. Balance Sheet June 30, 2001
SCI Services, Inc. Consolidated Balance Sheets (Dollars in thousands, except for per share data)
SCI Services, Inc. Consolidated Statements of Operations (Dollars in thousands, except for per share data) (Unaudited)
SCI Services, Inc. Consolidated Statements of Cash Flows Six Months Ended June 30, 2001 and 2000 (Dollars in thousands, except for per share data) (Unaudited)
Notes to Consolidated Financial Statements (Unaudited)
SCI Services, Inc. Consolidated Balance Sheets (Dollars in thousands, except for per share data)
SCI Services, Inc. Consolidated Statements of Operations (Dollars in thousands, except for per share data)
SCI Services, Inc. Consolidated Statements of Stockholder's Equity (Dollars in thousands, except for per share data)
SCI Services, Inc. Consolidated Statements of Cash Flows (Dollars in thousands, except for per share data)
Notes to Consolidated Financial Statements
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 13. Other Expenses of Issuance and Distribution.
  Item 14. Indemnification of Directors and Officers
  Item 15. Recent Sales Unregistered Securities
  Item 16. Exhibit and Financial Statement Schedules.
  Item 17. Undertakings.
SIGNATURES